As confidentially submitted to the Securities and Exchange Commission on July 30, 2019.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Datadog, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	27-2825503
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

620 8th Avenue, 45th Floor

New York, New York 10018

(866) 329-4466

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Olivier Pomel

Chief Executive Officer

Datadog, Inc.

620 8th Avenue, 45th Floor

New York, New York 10018

(866) 329-4466

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jodie Bourdet Nicole Brookshire Alison Haggerty Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000	David Obstler Laszlo Kopits Datadog, Inc. 620 8th Avenue, 45th Floor New York, New York 10018 (866) 329-4466	Richard D. Truesdell, Jr. Marcel R. Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.00001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued            , 2019

            Shares

CLASS A COMMON STOCK

This is an initial public offering of shares of Class A common stock of Datadog, Inc. Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $             and $             per share.

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to        votes and is convertible at any time into one share of Class A common stock. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, directors and their respective affiliates, and all shares issuable on the conversion of our outstanding preferred stock, will be reclassified into shares of our Class B common stock immediately prior to the completion of this offering. The holders of our outstanding Class B common stock will hold approximately            % of the voting power of our outstanding capital stock immediately following this offering.

We intend to apply to list our Class A common stock on the                under the symbol “                .”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 14.

PRICE $                 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Datadog
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters the option to purchase up to an additional            shares of Class A common stock from us on the same terms as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                    , 2019.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	J.P. MORGAN

                     , 2019.

Revenue Run Rate†

$333
$300
$200
$100
$0
Q1-16
Q2-16
Q3-16
Q4-16
Q1-17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19

†Quarterly GAAP Revenue x 4, in millions

8,800+
Customers

590+
Customers with $100k+ ARR

40+
Customers with $1M+ ARR

40%
Customers using 2+ products

82%
YoY revenue growth*

130%+
Dollar-based net retention rate**

-5%
TTM free cash flow

$(4M)
Operating loss Q2-19***

*Year-over-year on a trailing twelve months basis / ** For the last eight quarters / *** Includes a $5M non-cash benefit to operating income, related to a one-time tax adjustment / All data as of June 30, 2019 unless otherwise indicated.

Prospectus

Through and including                     , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

(i)

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Datadog,” the “company,” “we,” “our,” “us” or similar terms refer to Datadog, Inc. and its subsidiaries.

DATADOG, INC.

Datadog is the monitoring and analytics platform for developers, IT operations teams and business users in the cloud age.

Our SaaS platform integrates and automates infrastructure monitoring, application performance monitoring and log management to provide unified, real-time observability of our customers’ entire technology stack. Datadog is used by organizations of all sizes and across a wide range of industries to enable digital transformation and cloud migration, drive collaboration among development, operations and business teams, accelerate time to market for applications, reduce time to problem resolution, understand user behavior and track key business metrics.

Software applications are transforming how organizations engage with customers and operate their businesses. Companies across all industries are re-platforming their businesses to cloud infrastructures to enable this digital transformation. Historically, engineering teams have been siloed, making the development of next generation applications on dynamic cloud environments challenging. We started Datadog to break this model and facilitate collaboration among development and operations teams, enabling the adoption of DevOps practices. Since then we have continuously pushed to unify separate tools into an integrated monitoring and analytics platform, readily available to everyone who cares about applications and their impact on business.

From our founding goal of breaking down silos between Dev and Ops, we set out in 2010 to build a real-time data integration platform to turn chaos from disparate sources into digestible and actionable insights. In 2012, we launched our first use case with infrastructure monitoring, purpose-built to handle increasingly ephemeral cloud-native architectures. This enabled us to be deployed on our customers’ entire cloud IT environments and gave our product broad usage across Dev, Ops and business teams, in turn allowing us to address a bigger set of challenges through our platform. In 2017 we launched our APM product, designed to be broadly deployed in very distributed, micro-services architectures. In 2018, we were the first to combine the “three pillars of observability” with the introduction of our log management product. To allow for full-stack observability, in 2019, we launched user experience monitoring and announced network performance monitoring. Today, we offer end-to-end monitoring and analytics, powered by a common data model that is extensible for potential new use cases.

Our proprietary platform combines the power of metrics, traces and logs to provide a unified view of infrastructure and application performance and the real-time events impacting this performance. Datadog is designed to be cloud agnostic and easy to deploy, with hundreds of out-of-the-box integrations, a built-in understanding of modern technology stacks and endless customizability. Customers can deploy our platform across their entire infrastructure, making it ubiquitous and a daily part of the lives of developers, operations engineers and business leaders.

We employ a land-and-expand business model centered around offering products that are easy to adopt and have a very short time to value. Our customers can expand their footprint with us on a self-service basis. Our customers often significantly increase their usage of the products they initially buy from us and expand their usage to other products we offer on our platform. We grow with our customers as they expand their workloads in the public and private cloud. Our ability to expand within our customer base is best demonstrated by our dollar-based net retention rate, which has been over 130% as of the end of each of our last eight fiscal quarters, and was 146% as of June 30, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance” for additional information regarding our dollar-based net retention rate.

We have a highly efficient go-to-market model, which consists of a self-service tier, a high velocity inside sales team, and an enterprise sales force. As of June 30, 2019, we had approximately 8,800 customers, increasing from approximately 7,700, 5,400 and 3,800 customers as of December 31, 2018, 2017 and 2016, respectively. Approximately 590 of our customers as of June 30, 2019 had annual run-rate revenue, or ARR, of $100,000 or more, increasing from approximately 450, 240 and 130 customers as of December 31, 2018, 2017 and 2016, respectively. As of June 30, 2019, approximately 72% of our ARR was generated from customers with $100,000 or more in ARR, increasing approximately 68%, 60% and 48% as of December 31, 2018, 2017 and 2016, respectively. In addition, as of June 30, 2019, we had 42 customers with ARR of $1.0 million or more, up from 29, 12 and two customers as of December 31, 2018, 2017 and 2016, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance” for additional information regarding ARR.

Our business has experienced rapid growth and is capital efficient. Since inception, we have raised a total of $92 million, net of repurchases. As of March 31, 2019, we had $66.0 million in cash, cash equivalents and restricted cash. We generated revenue of $100.8 million and $198.1 million in 2017 and 2018, respectively, representing year-over-year growth of 97%. Our revenue was $39.7 million in the three months ended March 31, 2018 compared to $70.1 million in the three months ended March 31, 2019, representing period-over-period growth of 76%. Substantially all of our revenue is subscription software sales. Our gross margins were 77% in each of 2017 and 2018. Our net (loss) income was $(2.6) million, $(10.8) million, $0.3 million and $(9.5) million for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. We generated operating cash flow of $13.8 million, $10.8 million, $5.4 million and $3.4 million in 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. Our free cash flow was $6.0 million, $(5.0) million, $2.2 million and $(0.9) million in 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Free Cash Flow” for additional information.

Industry Background

Monitoring software is at the foundation of an organization’s IT stack. Without monitoring, organizations are blind to factors that impact performance, reliability, scalability and availability of systems in which they have invested large amounts of resources. Once installed, monitoring becomes integral to an organization’s performance and deeply embedded into business and operational workflows. There are a number of important industry trends that are transforming the way organizations use, deploy and manage software applications and their underlying technology infrastructure. These trends are creating a significant opportunity to displace existing monitoring solutions and reshape the corresponding product categories, and include:

•

Organizations must digitally transform their businesses to compete. Today, software applications are a critical driver of business performance and software developers are becoming increasingly influential. This rise in influence is directly correlated to the increased amounts of resources organizations are dedicating to building differentiated mission-critical software. Companies across all industries are heavily investing to digitally transform their businesses and enhance the experience of their customers. At the same time, companies are significantly growing their investments to monitor this digital transformation. According to Gartner, enterprises will quadruple their use of APM due to increasingly digitalized business processes from 2018 through 2021 to reach 20% of all business applications.

•

We are in the early days of seismic shift to the cloud. There is a seismic shift from static on-premise IT architectures to distributed, dynamic multi-cloud and hybrid cloud architectures with ephemeral technologies such as containers, microservices and serverless architectures becoming increasingly common. According to Gartner, as the cloud becomes increasingly mainstream from 2018 to 2022, it will influence greater portions of enterprise IT decisions, with more than $1 trillion in enterprise IT spend at stake in 2019. As companies migrate to the cloud and their underlying infrastructure changes, so does the monitoring of this infrastructure. We are still in the early days of this massive transformation. According to Gartner, only 5% of applications were monitored as of 2018.

•

Modern technologies create significant challenges for IT. Technologies such as containers, microservices and serverless computing create IT environments that are highly ephemeral in nature compared to static legacy on-premise environments. The number of SaaS platforms and open source tools available to IT organizations has exploded. The scale of computing resources required in the cloud has increased exponentially and is often called upon in quick, sometimes unpredictable, bursts of expanded computing capacity. The rate of change of application development in the cloud has increased dramatically. These challenges have made it extremely difficult to gain visibility and insight into application and infrastructure performance and legacy monitoring tools have struggled to adapt.

•

Collaboration of development and operations teams is critically important. DevOps is a practice and culture characterized by developers and IT operations teams working together collaboratively, each with ownership of the entire product development cycle. DevOps is essential to achieving the agility and speed required for developing and maintaining modern applications. In the static, on-premise world, developers and IT operations personnel functioned independently with separate goals, priorities and tools. In the cloud age, where the frequency of software updates is days or minutes, this communication and coordination between development and operations teams is essential to ensuring rapid execution and optimizing business performance.

Our Opportunity

Our platform provides comprehensive visibility and insights into IT infrastructure, application performance and the real time events impacting this performance. Our platform is employed across public cloud, private cloud, on-premise and multi-cloud hybrid environments. We believe that our platform currently addresses a significant portion of the IT Operations Management market. According to Gartner, the IT Operations Management market represents a $37 billion opportunity in 2023. We believe a large portion of this spend is for legacy on-premise and private cloud environments, but does not fully include the opportunity in modern multi-cloud and hybrid cloud environments. Our platform is designed to address both legacy and modern environments.

We estimate our current market opportunity to be approximately $35 billion. We calculate this figure using the total number of global companies with 200 or more employees, which we determined by referencing independent industry data from the S&P Capital IQ database. We then segment these companies into two cohorts based on the number of employees: companies that have between 200 and 999 employees and companies that have 1,000 or more employees. We then multiply the number of companies in each cohort by the average ARR per customer for each of our platform products. Our average ARR per customer is defined as the ARR in each platform product, for customers in the corresponding cohort of employee count, divided by the total number of customers in the corresponding platform product and cohort of employee count, as of June 30, 2019.

We believe that we are currently underpenetrated in our existing customer base. We expect our estimated market opportunity will continue to expand as customers deploy our solution across a larger portion of their IT environments and adopt a greater number of our platform products.

Our Solution and Key Strengths

Datadog was founded on the premise that the old model of siloed developers and IT operations engineers is broken, and that legacy tools used for monitoring static on-premise architectures do not work in modern cloud or hybrid environments. Datadog’s cloud native platform enables development and operations teams to collaborate, quickly build and improve applications, and drive business performance. Empowered by our out-of-the box functionality and simple, self-service installation, our customers are able to rapidly deploy our platform to provide application- and infrastructure-wide visibility, often within minutes.

•

Built for dynamic cloud infrastructures. Our innovative platform was born in the cloud and was built to work with ephemeral cloud technologies such as microservices, containers and serverless computing. Our data model was built to work at cloud scale with highly dynamic data sets and can process more than 10 trillion events a day.

•

Simple but not simplistic. Our platform is easy-to-use with out-of-the-box integrations, customizable drag and drop dashboards, real-time visualization and prioritized alerting. The platform is deployed in a self-service installation process within minutes, allowing new users to quickly derive value without any specialized training or heavy implementation or customization. It is highly extensible across a wide array of use cases to a broad set of developers, operations engineers and business users. As a result, our platform is integral to business operations and used every day, and our users find increasing value in the solution over time.

•

Unified view of the three pillars of observability. Our platform includes the three pillars of observability all in one place, including infrastructure monitoring, application performance monitoring and log management. This increases efficiency by reducing both the expense and friction of attempting to glean insights from disparate systems. We are able to provide a unified view of infrastructure and application performance and the real-time events impacting this performance. Each of our products is integrated and taken together provide the ability to view metrics, traces and logs side-by-side and perform correlation analysis.

•

Built for collaboration. Our platform was built to break down the silos between developers and operations teams in order to help organizations adopt DevOps practices and improve overall business performance. We provide development and operations teams with a common set of tools to develop a joint understanding of application performance and shared insights into the infrastructure supporting the applications. Additionally, our customizable and interactive dashboards can be shared with business teams to provide them with real-time actionable insights.

•

Cloud agnostic. Our platform is designed to be deployable across all environments, including public cloud, private cloud, on-premise and multi-cloud hybrid environments, allowing organizations to diversify their infrastructure and reduce single vendor dependence.

•

Ubiquitous. Datadog is frequently deployed across a customer’s entire infrastructure, making it ubiquitous. Compared to legacy systems that are often used only by a few users in an organization’s IT operations team, Datadog is a daily part of the lives of developers, operations engineers and business leaders. For example, a leading communications software technology provider has almost 800 Datadog users, about half of the company’s total employee count and greater than the total number of the company’s engineers. Further, a Fortune 500 financial services firm has over 3,000 Datadog users.

•

Integrates with our customers’ complex environments. We enable development and operations teams to harness the full spectrum of SaaS and open source tools. We have over 350 out-of-the-box integrations with technologies to provide significant value to our customers without the need for professional services. Our integrations provide for comprehensive data point aggregation and consistent, up-to-date, high-quality customer experiences across heterogeneous IT environments as they are fully maintained by Datadog.

•

Powered by robust analytics and machine learning. Our platform ingests massive amounts of data into our unified data warehouse. We develop actionable insights using our advanced analytics capabilities. Our platform features machine learning that can cross-correlate metrics, traces and logs to identify outliers and notify users of potential anomalies before they impact the business.

•

Scalable. Our SaaS platform is highly scalable and is delivered through the cloud. Our platform is massively scalable, currently monitoring more than 10 trillion events a day and millions of servers and containers at any point in time. We offer secure, easily accessible data retention at full granularity for extensive periods of time, which can provide customers with a complete view of their historical data.

Key Benefits to Our Customers

Our platform provides the following key benefits to our customers:

•

Accelerate digital transformation. We enable customers to take full advantage of the cloud to develop and maintain mission-critical applications with agility and with confidence in the face of increasing business and time pressure and complexity of underlying infrastructure. As a result, our platform helps accelerate innovation cycles, deliver exceptional digital experiences and optimize business performance.

•

Reduce time to problem detection and resolution. Using infrastructure, application performance monitoring, or APM, and log data in our unified platform, our customers are able to quickly isolate the root cause of application issues in one place where they otherwise would be required to spend hours trying to investigate using multiple tools. Additionally, our machine learning algorithms are trained on the enormous amount of data that our customers send us to detect anomalies and predict failures in customer systems in real-time, something that is impossible to do manually. The reduction in mean time to detection, or MTTD, and mean time to resolution, or MTTR, helps our customers avoid lost revenues and enhance customer experience.

•

Improve agility of development, operations and business teams. We eliminate the historical silos of development and operations teams and provide a platform that enables efficient and agile development through the adoption of DevOps. Our platform enables development and operations teams to collaborate closely with a shared understanding of data and analytics. This helps them develop a joint understanding of application performance and shared insights into the infrastructure supporting the applications. Additionally, for businesses, our customizable and easy-to-understand dashboards can be shared with business teams to provide them with real-time actionable insights into business performance.

•

Enable operational efficiency. Our solution is easy to install, which eliminates the need for heavy implementation costs and professional services. We have over 350 out-of-the-box integrations with key technologies, from which our customers can derive significant value, avoiding internal development costs and professional services required to create those integrations. Our customer-centric pricing model is tailored to customers’ desired usage needs. For example, our log management solution has differentiated pricing for logs indexed versus logs ingested. Our platform empowers customers to better understand the operational needs of their applications and IT environments, enabling greater efficiency in resource allocation and spend on cloud infrastructure.

Our customers span a variety of industries and their deployments of our platform include a variety of use cases. Customer success stories include:

•

A large financial services institution consolidated numerous monitoring tools into a single platform, reducing operational complexity and overhead and offering executives a single source of truth about the health of their business and IT environment.

•

A Fortune 100 pharmaceutical company monitors across public cloud, containerized and on-premise environments, helping eliminate engineers’ alert fatigue from disparate tools, reducing mean time to resolution and improving compliance with service-level agreements.

•

A global shipping and logistics company accelerates the delivery and development of applications, providing them the ability to drive efficiencies in their supply chain, such as fuel cost planning and tracking of shipments.

•	A large retailer and e-commerce company avoids website outages that cause lost revenue and enables flexible capacity planning to scale-up infrastructure during peak customer demand.

•

A large hospitality company improves development and operations teams collaboration and reduces mean time to resolution by visualizing service inter-dependencies, to ultimately improve customer satisfaction.

Our Growth Strategies

We intend to pursue the following growth strategies:

•

Expand our customer base by acquiring new customers. Our market penetration is low. We believe there is a substantial opportunity to continue to grow our customer base. We intend to drive new customer additions by expanding our sales and marketing efforts in the markets we serve.

•

Expand within our existing customer base through broader deployments, new use cases and new product adoption. Our base of approximately 8,800 customers represents a significant opportunity for further sales expansion. For example, for the six months ended June 30, 2019, over 35% of new ARR came from our newer platform products, APM and logs, up from over 10% in the same period a year earlier. We plan to continue to increase sales within our existing customer base through increased usage of our platform and the cross selling of additional products.

•

Expand our technology leadership through continued investment and new products. Our goal is to expand our platform over time beyond our current three pillars of observability. We intend to invest in expanding the functionality of our current platform and adding capabilities that address new market opportunities. We have a history of continued innovation. For example, we launched APM in 2017, log management in 2018, and both user experience and network performance monitoring in 2019. This innovation strategy will provide new avenues for growth and allow us to continue to deliver differentiated outcomes to our customers. We have also selectively pursued acquisitions and strategic investments in businesses and technologies to drive product and market expansion and will continue to evaluate strategic acquisitions and investments on a case-by-case basis.

•

Expand our customer base internationally. We believe there is a significant opportunity to expand usage of our platform outside of the United States, as international markets have increased the shift of their IT spend to the cloud. We have made significant investments in expanding our presence in EMEA and APAC. As of December 31, 2018, approximately 24% of our ARR came from customers outside of North America. We intend to add international sales team members to take advantage of this market opportunity while refining our go-to-market approach based on local market dynamics.

Risk Factors Summary

Investing in our Class A common stock involves substantial risk. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include, but are not limited to, the following:

•	Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

•	We have a history of operating losses and may not achieve or sustain profitability in the future.

•	We have a limited operating history, which makes it difficult to forecast our future results of operations.

•

Our business depends on our existing customers purchasing additional subscriptions and products from us and renewing their subscriptions. Any decline in our customer expansions and renewals would harm our future operating results.

•	If we are unable to attract new customers, our business, financial condition and results of operations may be adversely affected.

•	Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

•

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced, and we may incur significant liabilities.

•	Interruptions or performance problems associated with our products and platform capabilities may adversely affect our business, financial condition and results of operations.

•

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or to changing customer needs, requirements or preferences, our platform and products may become less competitive.

•	The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

•	We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

•

The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and their affiliates, which will limit your ability to influence the outcome of important transactions.

Corporate Information

We were incorporated in Delaware in June 2010. Our principal executive offices are located at 620 8th Avenue, 45th Floor, New York, New York 10018, and our telephone number is (866) 329-4466. Our website address is www.datadog.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The Datadog logo, “Datadog” and our other registered and common law trade names, trademarks and service marks are the property of Datadog, Inc. or our subsidiaries. Other trade names, trademarks and service marks used in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares

Option to purchase additional shares of Class A common stock offered by us	shares

Use of proceeds	We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full), assuming an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Voting rights	We will have two classes of common stock: Class A common stock and Class B common stock. Class A common stock is entitled to one vote per share and Class B common stock is entitled to votes per share.

Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering. The holders of our outstanding Class B common stock will hold

approximately         % of the voting power of our outstanding shares following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership	Once this offering is completed, the holders of our outstanding Class B common stock will beneficially own approximately % of our outstanding shares and control approximately % of the voting power of our outstanding shares and our executive officers, directors and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares and control approximately % of the voting power of our outstanding shares.

Proposed trading symbol	“ ”

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock and 88,611,555 shares of Class B common stock outstanding as of June 30, 2019, and excludes:

•

11,539,501 shares of Class B common stock issuable on the exercise of stock options outstanding as of June 30, 2019 under our 2012 Equity Incentive Plan, or 2012 Plan, with a weighted-average exercise price of $4.58 per share;

•

                 shares of Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan, or 2019 Plan, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for issuance under our 2019 Plan; and

•

                 shares of Class A common stock reserved for issuance under our 2019 Employee Stock Purchase Plan, or ESPP, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for future issuance under our ESPP.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•	a 1-for- stock split of our common stock to be effected prior to the completion of this offering;

•	a 4-for-1 stock split of our common stock effected on January 2, 2018;

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the reclassification of our outstanding common stock into an equal number of shares of our Class B common stock and the authorization of our Class A common stock, which will occur immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of preferred stock into an aggregate of 59,670,477 shares of Class B common stock, which will occur immediately prior to the completion of this offering;

•	no exercise of the underwriters’ option to purchase up to an additional shares of Class A common stock from us in this offering; and

•	no exercise of the outstanding stock options described above.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statement of operations data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2018 and 2019 and the summary consolidated balance sheet data as of March 31, 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical and interim results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

	Year Ended December 31,			Three Months Ended March 31,
	2017	2018		2018	2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$100,761		$198,077	$39,715		$70,050
Cost of revenue(1)(2)	23,414		46,529	9,142		18,950

Gross profit	77,347		151,548	30,573		51,100

Operating expenses:
Research and development(1)	24,734		55,176	10,871		22,815
Sales and marketing(1)	44,213		88,849	15,282		30,107
General and administrative(1)	11,356		18,556	4,267		7,840

Total operating expenses	80,303		162,581	30,420		60,762

Operating (loss) income	(2,956)		(11,033)	153		(9,662)
Other income, net	843		793	273		230

(Loss) income before income taxes	(2,113)		(10,240)	426		(9,432)
Provision for income taxes	(457)		(522)	(81)		(59)

Net (loss) income	$(2,570)		$(10,762)	$345		$(9,491)

Net (loss) income per share attributable to common stockholders, basic and diluted(3)	$(0.13)		$(0.46)	$0.00		$(0.37)

Weighted-average shares used to compute net (loss) income per share attributable to common stockholders, basic(3)	20,440		23,650	21,241		25,687

Weighted-average shares used to compute net (loss) income per share attributable to common stockholders, diluted(3)	20,440		23,650	24,811		25,687

Pro forma net loss per share attributable to common stockholders, basic and diluted(3)		$			$

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(3)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$112	$287	$46	$99
Research and development	1,160	1,641	279	786
Sales and marketing	977	1,910	299	729
General and administrative	819	1,406	170	831

Total stock-based compensation expense	$3,068	$5,244	$794	$2,445

(2)	Includes amortization of acquired intangibles expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$484	$511	$112	$175

(3)

See Note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted earnings per share attributable to common stockholders, pro forma earnings per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of March 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$54,554	$	$
Total assets	255,480
Working capital(4)	(10,017)
Convertible preferred stock	140,805
Total stockholders’ deficit	(81,564)

(1)

The pro forma consolidated balance sheet data gives effect to (a) the reclassification of our outstanding common stock into Class B common stock, (b) the automatic conversion of all of our outstanding shares of convertible preferred stock into 59,938,304 shares of Class B common stock, and (c) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data reflects (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, total assets, working capital and total stockholders’ (deficit) equity by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash, total assets, working capital and total stockholders’ (deficit) equity by $         million, assuming the assumed initial public offering price of $         per share of Class A common stock remains the same, and after deducting the estimated underwriting discounts and commissions.

(4)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our Class A common stock could decline, and you may lose some or all of your original investment.

Risks Related to Our Business and Industry

Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $100.8 million, $198.1 million, $39.7 million and $70.1 million for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Even if our revenue continues to increase, we expect that our revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on a number of factors, including our ability to:

•	price our products effectively so that we are able to attract new customers and expand sales to our existing customers;

•	expand the functionality and use cases for the products we offer on our platform;

•	maintain and expand the rates at which customers purchase and renew subscriptions to our platform;

•	provide our customers with support that meets their needs;

•	continue to introduce our products to new markets outside of the United States;

•	successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our platform; and

•	increase awareness of our brand on a global basis and successfully compete with other companies.

We may not successfully accomplish any of these objectives, and as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth.

In addition, we expect to continue to expend substantial financial and other resources on:

•	our technology infrastructure, including systems architecture, scalability, availability, performance and security;

•	our sales and marketing organization to engage our existing and prospective customers, increase brand awareness and drive adoption of our products;

•

product development, including investments in our product development team and the development of new products and new functionality for our platform as well as investments in further optimizing our existing products and infrastructure;

•	acquisitions or strategic investments;

•	international expansion; and

•	general administration, including increased legal and accounting expenses associated with being a public company.

These investments may not result in increased revenue growth in our business. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position, and results of operations will be harmed, and we may not be able to achieve or maintain profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our business, financial position and results of operations may be harmed, and we may not achieve or maintain profitability in the future.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We have experienced net losses in each period since inception. We generated net (loss) income of $(2.6) million, $(10.8) million, $0.3 million and $(9.5) million for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. As of March 31, 2019, we had an accumulated deficit of $116.4 million. While we have experienced significant revenue growth in recent periods, we are not certain whether or when we will obtain a high enough volume of sales to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not increase. In particular, we intend to continue to expend significant funds to further develop our platform, including by introducing new products and functionality, and to expand our inside and field sales teams and customer success team to drive new customer adoption, expand use cases and integrations, and support international expansion. We will also face increased compliance costs associated with growth, the expansion of our customer base, and being a public company. Our efforts to grow our business may be costlier than we expect, or the rate of our growth in revenue may be slower than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications or delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and Class A common stock may significantly decrease.

We have a limited operating history, which makes it difficult to forecast our future results of operations.

We were founded in June 2010. As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our products, increasing competition, changes to technology, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described in this prospectus. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

Our business depends on our existing customers purchasing additional subscriptions and products from us and renewing their subscriptions. Any decline in our dollar-based net retention rate would harm our future operating results.

Our future success depends in part on our ability to sell additional subscriptions and products to our existing customers, and our customers renewing their subscriptions when the contract term expires. The terms of our subscription agreements are primarily monthly or annual, with some quarterly, semi-annual and multi-year. Our customers have no obligation to renew their subscriptions for our products after the expiration of their subscription period. In order for us to maintain or improve our results of operations, it is important that our customers renew or expand their subscriptions with us. We cannot accurately predict our dollar-based net retention rate given the diversity of our customer base, in terms of size, industry and geography. Our dollar-based net retention rate may decline or fluctuate as a result of a number of factors, including business strength or weakness of our customers, customer usage, customer satisfaction with our products and platform capabilities and customer support, our prices, the capabilities and prices of competing products, mergers and acquisitions affecting our customer base, consolidation of affiliates’ multiple paid business accounts into a single paid business account, the effects of global economic conditions, or reductions in our customers’ spending on IT solutions or their spending levels generally. These factors may also be exacerbated if, consistent with our growth strategy, our customer base continues to grow to encompass larger enterprises, which may also require more sophisticated and costly sales efforts. If our customers do not purchase additional subscriptions and products from us or our customers fail to renew their subscriptions, our revenue may decline and our business, financial condition and results of operations may be harmed.

If we are unable to attract new customers, our business, financial condition and results of operations will be adversely affected.

To increase our revenue, we must continue to attract new customers. Our success will depend to a substantial extent on the widespread adoption of our platform and products as an alternative to existing solutions. Many enterprises have invested substantial personnel and financial resources to integrate traditional on-premise architectures into their businesses and, therefore, may be reluctant or unwilling to migrate to cloud computing. Further, the adoption of SaaS business software may be slower in industries with heightened data security interests or business practices requiring highly-customizable application software. In addition, as our market matures, our products evolve, and competitors introduce lower cost or differentiated products that are perceived to compete with our platform and products, our ability to sell subscriptions for our products could be impaired. Similarly, our subscription sales could be adversely affected if customers or users within these organizations perceive that features incorporated into competitive products reduce the need for our products or if they prefer to purchase other products that are bundled with solutions offered by other companies that operate in adjacent markets and compete with our products. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition and results of operations.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase our customer base and achieve broader market acceptance of our products and platform capabilities will depend to a significant extent on our ability to expand our sales and marketing organization. We plan to continue expanding our direct sales force, both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources, including in channels in which we have limited or no experience to date. Our business and results of operations will be harmed if our sales and marketing efforts do not generate significant increases in revenue or increases in revenue that are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced, and we may incur significant liabilities.

Our platform and products involve the storage and transmission of data, including personally identifiable information, and security breaches or unauthorized access to our platform and products could result in the loss of our or our customers’ data, litigation, indemnity obligations, fines, penalties, disputes, investigations and other liabilities. We have previously and may in the future become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services. For example, in July 2016 an unidentified third party gained unauthorized access to, and exfiltrated data from, certain of our infrastructure resources, including a database that stored our customers’ credentials for our platform and for third-party integrations. Some of the customer credentials accessed and exfiltrated included confidential and personal information. As a precautionary measure, we reset customer passwords and instructed customers to revoke credentials that had been shared with us. While we have taken steps to protect the confidential and personal information that we have access to, our security measures or those of our third-party service providers that store or otherwise process certain of our and our customers’ data on our behalf could be breached or we could suffer a loss of our or our customers’ data. Our ability to monitor our third-party service providers’ data security is limited. Cyber-attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), and general hacking have become more prevalent in our industry, particularly against cloud services. In addition, we do not directly control content that our customers store in our products. If our customers use our products for the transmission or storage of personally identifiable information and our security measures are or are believed to have been breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability. In addition, our remediation efforts may not be successful.

We also process, store and transmit our own data as part of our business and operations. This data may include personally identifiable, confidential or proprietary information. There can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. While we have developed systems and processes to protect the integrity, confidentiality and security of our and our customers’ data, our security measures or those of our third-party service providers could fail and result in unauthorized access to or disclosure, modification, misuse, loss or destruction of such data.

Because there are many different security breach techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. Third parties may also conduct attacks designed to temporarily deny customers access to our cloud services. Any security breach or other security incident, or the perception that one has occurred, could result in a loss of customer confidence in the security of our platform and damage to our brand, reduce the demand for our products, disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition and results of operations. These risks are likely to increase as we continue to grow and process, store, and transmit increasingly large amounts of data.

We use third-party technology and systems in a variety of contexts, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support, credit card processing and other functions. Although we have developed systems and processes that are designed to protect customer data and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party service provider, such measures cannot provide absolute security.

Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

Interruptions or performance problems associated with our products and platform capabilities may adversely affect our business, financial condition and results of operations.

Our continued growth depends in part on the ability of our existing and potential customers to access our products and platform capabilities at any time and within an acceptable amount of time. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our products and platform capabilities simultaneously, denial of service attacks, or other security-related incidents.

It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and platform capabilities become more complex and our user traffic increases. If our products and platform capabilities are unavailable or if our users are unable to access our products and platform capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform and products, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or to changing customer needs, requirements or preferences, our platform and products may become less competitive.

Our ability to attract new users and customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products and capabilities. The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we were unable to enhance our products and platform capabilities that keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our products, our business, financial condition and results of operations could be adversely affected.

The success of our platform depends, in part, on its ability to be deployed in a self-service installation process. We currently offer more than 350 out-of-the-box integrations to assist customers in deploying Datadog, and we need to continuously modify and enhance our products to adapt to changes and innovation in existing and new technologies to maintain and grow our integrations. We expect that the number of integrations we will need to support will continue to expand as developers adopt new software platforms, and we will have to develop new versions of our products to work with those new platforms. This development effort may require significant engineering, sales and marketing resources, all of which would adversely affect our business. Any failure of our products to operate effectively with future infrastructure platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, financial condition and results of operations could be adversely affected.

The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

Our unified platform combines functionality from numerous traditional product categories, and hence we compete in each of these categories with home-grown and open-source technologies, as well as a number of different vendors. With respect to on-premise infrastructure monitoring, we compete with diversified technology companies and systems management vendors including IBM, Microsoft Corporation, Micro Focus International plc, BMC Software, Inc. and Computer Associates International, Inc. With respect to APM, we compete with Cisco Systems, Inc., New Relic, Inc. and Dynatrace Software Inc. With respect to log management, we compete with Splunk Inc. and Elastic N.V. With respect to cloud monitoring, we compete with native solutions from cloud providers such as Amazon.com, Inc. (Amazon Web Services, or AWS), Alphabet Inc. (Google Cloud Platform, or GCP) and Microsoft Corporation (Microsoft Azure). In addition, we may increasingly choose to allow these third-party hosting providers to offer our solutions directly through their customer marketplaces. An increasing number of sales through cloud provider marketplaces could reduce both the number of customers with whom we have direct commercial relationships as well as our profit margins on sales made through such marketplaces.

With the introduction of new technologies and market entrants, we expect that the competitive environment will remain intense going forward. Some of our actual and potential competitors have been acquired by other larger enterprises and have made or may make acquisitions or may enter into partnerships or other strategic relationships that may provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than us. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. As we look to market and sell our products and platform capabilities to potential customers with existing internal solutions, we must convince their internal stakeholders that our products and platform capabilities are superior to their current solutions.

We compete on the basis of a number of factors, including:

•	ability to provide unified, real-time observability of IT environments;

•	ability to operate in dynamic and elastic environments;

•	extensibility across the enterprise, including development, operations and business users;

•	propensity to enable collaboration between development, operations and business users;

•	ability to monitor any combination of public clouds, private clouds, on-premise and multi-cloud hybrids;

•	ability to provide advanced analytics and machine learning;

•	ease of deployment, implementation and use;

•	breadth of offering and key technology integrations;

•	performance, security, scalability and reliability;

•	quality of service and customer satisfaction;

•	total cost of ownership; and

•	brand recognition and reputation.

Our competitors vary in size and in the breadth and scope of the products offered. Many of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships and installed customer bases, larger marketing budgets and greater resources than we do. Further, other potential competitors not currently offering competitive solutions may expand their product or service offerings to compete with our products and platform capabilities, or our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and product offerings in our addressable market. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. An existing competitor or new entrant could introduce new technology that reduces demand for our products and platform capabilities. In addition to product and technology competition, we face pricing competition. Some of our competitors offer their solutions at a lower price, which has resulted in, and may continue to result in, pricing pressures.

For all of these reasons, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our platform to continue to achieve or maintain market acceptance, any of which would harm our business, results of operations, and financial condition.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

As usage of our platform capabilities grow, we will need to devote additional resources to improving and maintaining our infrastructure and integrating with third-party applications. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base. Any failure of or delay in these efforts could result in impaired system performance and reduced customer satisfaction, resulting in decreased sales to new customers, lower dollar-based net retention rates, the issuance of service credits or requested refunds, which would hurt our revenue growth and our reputation. Further, any failure in optimizing our spend on third-party cloud services as we scale could negatively impact our gross margins. Even if we are successful in our expansion efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition and results of operations.

We rely upon third-party providers of cloud-based infrastructure to host our products. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

We outsource substantially all of the infrastructure relating to our cloud solution to third-party hosting services. Customers of our cloud-based products need to be able to access our platform at any time, without interruption or degradation of performance, and we provide them with service-level commitments with respect to uptime. Our cloud-based products depend on protecting the virtual cloud infrastructure hosted by third-party hosting services by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by third-party internet service providers. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our third-party hosting services’ infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, and other similar events beyond our control could negatively affect our cloud-based products. A prolonged service disruption affecting our cloud-based solution for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.

In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud solution for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.

We offer free trials and a free tier of our platform to drive developer awareness of our products, and encourage usage and adoption. If these marketing strategies fail to lead to customers purchasing paid subscriptions, our ability to grow our revenue will be adversely affected.

To encourage awareness, usage, familiarity and adoption of our platform and products, we offer free trials and a free tier of our platform. These strategies may not be successful in leading customers to purchase our products. Many users of our free tier may not lead to others within their organization purchasing and deploying our platform and products. To the extent that users do not become, or we are unable to successfully attract paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

•	fluctuations in demand for or pricing of our platform and products;

•	fluctuations in usage of our platform and products;

•	our ability to attract new customers;

•	our ability to retain our existing customers;

•	customer expansion rates and the pricing and quantity of subscriptions renewed;

•	the pricing of subscriptions from customers in our cloud-provider marketplaces;

•	timing and amount of our investments to expand the capacity of our third-party cloud infrastructure providers;

•	seasonality driven by industry conferences;

•	the investment in new products and features relative to investments in our existing infrastructure and products;

•	the timing of our customer purchases;

•	fluctuations or delays in purchasing decisions in anticipation of new products or enhancements by us or our competitors;

•	changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•	our ability to control costs, including our operating expenses;

•	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;

•	the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;

•	the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

•	the effects of acquisitions and their integration;

•	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

•	the impact of new accounting pronouncements;

•	changes in regulatory or legal environments that may cause us to incur, among other elements, expenses associated with compliance;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers; and

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products and platform capabilities.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

Seasonality may cause fluctuations in our sales and results of operations.

Historically, we have experienced seasonality in new customer bookings, as we typically we enter into a higher percentage of subscription agreements with new customers and renewals with existing customers in the fourth quarter of the year. We believe that this results from the procurement, budgeting, and deployment cycles of many of our customers, particularly our enterprise customers. We expect that this seasonality will continue to affect our bookings and our results of operations in the future, and might become more pronounced as we continue to target larger enterprise customers.

Downturns or upturns in our sales may not be immediately reflected in our financial position and results of operations.

Because we recognize the majority of our revenue ratably over the term of the subscription agreement, any decreases in new subscriptions or renewals in any one period may not be immediately reflected as a decrease in revenue for that period, but could negatively affect our revenue in future quarters. This also makes it difficult for us to rapidly increase our revenue through the sale of additional subscriptions in any period, as revenue is recognized over the term of the subscription agreement. In addition, fluctuations in monthly subscriptions based on usage could affect our revenue on a period-over-period basis. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock would decline substantially, and we could face costly lawsuits, including securities class actions.

We target enterprise customers, and sales to these customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities.

We have a field sales team that targets enterprise customers. As of June 30, 2019, we had approximately 590 customers with an ARR of $100,000 or more, and 42 customers with an ARR of $1.0 million or more. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of ARR. Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, enterprise customers may require considerable time to evaluate and test our solutions and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our solutions, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. Moreover, large enterprise customers often begin to deploy our products on a limited basis, but nevertheless demand configuration, integration services and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our products widely enough across their organization to justify our substantial upfront investment.

If we fail to retain and motivate members of our management team or other key employees, or fail to attract additional qualified personnel to support our operations, our business and future growth prospects would be harmed.

Our success and future growth depend largely upon the continued services of our executive officers, particularly Olivier Pomel, our co-founder and Chief Executive Officer, Alexis Lê-Quôc, our co-founder, President and Chief Technology Officer, and David Obstler, our Chief Financial Officer, as well as our other key employees in the areas of research and development and sales and marketing functions. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our products and platform capabilities.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing SaaS applications and experienced sales professionals. If we are unable to attract such personnel in cities where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining and enhancing the Datadog brand is important to support the marketing and sale of our existing and future products to new customers and expand sales of our platform and products to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and use cases, and our ability to successfully differentiate our products and platform capabilities from competitive products. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, financial condition and results of operations may suffer.

If we cannot maintain our company culture as we grow, our success and our business and competitive position may be harmed.

We believe our culture has been a key contributor to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our culture. If we fail to maintain our company culture, our business and competitive position may be harmed.

The market for our solutions may develop more slowly or differently than we expect.

It is difficult to predict customer adoption rates and demand for our products, the entry of competitive products or the future growth rate and size of the cloud-based software and SaaS business software markets. The expansion of these markets depends on a number of factors, including: the cost, performance, and perceived value associated with cloud-based and SaaS business software as an alternative to legacy systems, as well as the ability of cloud-based software and SaaS providers to address heightened data security and privacy concerns. If we have a security incident or other cloud-based software and SaaS providers experience security incidents, loss of customer data, disruptions in delivery or other similar problems, which is an increasing focus of the public and investors in recent years, the market for these applications as a whole, including our platform and products, may be negatively affected. If cloud-based and SaaS business software does not continue to achieve market acceptance, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and products, or decreases in information technology spending or otherwise, the market for our platform and products might not continue to develop or might develop more slowly than we expect, which would adversely affect our business, financial condition and results of operations.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We typically provide service-level commitments under our subscription agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service or face subscription termination with refunds of prepaid amounts, which would lower our revenue and harm our business, financial condition and results of operations.

Our subscription agreements typically contain service-level commitments. If we are unable to meet the stated service-level commitments, including failure to meet the uptime and response time requirements under our customer subscription agreements, we may be contractually obligated to provide these customers with service credits which could significantly affect our revenue in the periods in which the failure occurs and the credits are applied. We could also face subscription terminations and a reduction in renewals, which could significantly affect both our current and future revenue. Any service-level failures could also damage our reputation, which could also adversely affect our business, financial condition and results of operations.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, platform, our acts or omissions under such agreements or other contractual obligations. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of certain functions of our platform or products as a result of any such claims. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our products and services and adversely affect our business, financial conditions and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

If we fail to offer high-quality support, our reputation could suffer.

Our customers rely on our customer support personnel to resolve issues and realize the full benefits that our platform provides. High-quality support is also important for the renewal and expansion of our subscriptions with existing customers. The importance of our support function will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our subscriptions to existing and new customers could suffer, and our reputation with existing or potential customers could suffer.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our services and platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Further, our anticipated proceeds from this offering increase the likelihood that we will devote resources to exploring larger and more complex acquisitions and investments than we have previously attempted. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition and results of operations may be adversely affected or we may be exposed to unknown risks or liabilities.

We are subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our business.

We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of personally identifiable information. We are subject to a variety of federal, state, local and international laws, directives and regulations relating to the collection, use, retention, security, disclosure, transfer and other processing of personally identifiable information. The regulatory framework for privacy and security issues worldwide is rapidly evolving and as a result implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We publicly post documentation regarding our practices concerning the collection, processing, use and disclosure of data. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any failure by us, our suppliers or other parties with whom we do business to comply with this documentation or with federal, state, local or international regulations could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including but not limited to the European Union, or EU. The EU’s data protection landscape is currently unstable, resulting in possible significant operational costs for internal compliance and risk to our business. The EU has adopted the General Data Protection Regulation, or GDPR, which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. While we have taken steps to mitigate the impact on us with respect to transfers of data, such as implementing standard contractual clauses and self-certifying under the EU-US Privacy Shield, the efficacy and longevity of these transfer mechanisms remains uncertain. The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to 20 million euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life (in contrast to the GDPR, which focuses on protection of personal data). The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation will likely be enacted sometime in 2019. While the new legislation contains protections for those using communications services (for example, protections against online tracking technologies), the timing of its proposed enactment following the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, which may negatively impact our platform and products and our relationships with our customers.

Complying with the GDPR and the ePrivacy Regulation, when it becomes effective, may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring practices into compliance before the effective date of the GDPR and ePrivacy Regulation, we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects or others. We may also experience difficulty retaining or obtaining new European or multi-national customers due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them. While we utilize a data center in the European Economic Area to maintain certain customer data (which may include personal data) originating from the EU in the European Economic Area, we may find it necessary to establish additional systems and processes to maintain such data in the European Economic Area, which may involve substantial expense and distraction from other aspects of our business.

Domestic laws in this area are also complex and developing rapidly. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Further, California recently enacted the California Consumer Privacy Act, or CCPA, which is expected to take effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices or modify our products and platform capabilities, any of which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the internet, our business may be harmed.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws, the UK Bribery Act, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our products and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

We may sell to U.S. federal, state, and local, as well as foreign, governmental agency customers, as well as to customers in highly regulated industries such as financial services, telecommunications and healthcare. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for our products are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products.

Further, governmental and highly regulated entities may demand contract terms that differ from our standard arrangements and are less favorable than terms agreed with private sector customers. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Any such termination may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition and results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our platform and products are subject to U.S. export controls, including the Export Administration Regulations, and we incorporate encryption technology into certain of our products. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the Office of Foreign Assets Control that prohibit the shipment of most products and services to embargoed jurisdictions or sanctioned parties without the required export authorizations. Additionally, the Trump administration has been critical of existing trade agreements and may impose more stringent export controls. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers.

If our channel partners fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers’ ability to implement our products in those countries. Changes in our products or future changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our end-customers with international operations from deploying our platform globally or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our products would adversely affect our business, results of operations, and growth prospects.

Any failure to obtain, maintain, protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and our brand.

Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights, including our proprietary technology, know-how and our brand. We rely on a combination of trademarks, trade secret laws, patents, copyrights, service marks, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our proprietary technology and develop and commercialize substantially identical products, services or technologies, our business, financial condition, results of operations or prospects may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative process, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. Despite our pending U.S. patent applications, there can be no assurance that our patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or products. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or products. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and platform capabilities and use information that we regard as proprietary to create products that compete with ours. Patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. For example, as we have expanded internationally, we have been unable to register and obtain the right to use the Datadog trademark in certain jurisdictions, including in the EU, and as we continue to expand, we may face similar issues in other jurisdictions. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights. Furthermore, third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, or required to rebrand our products and/or prevented from selling some of our products if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks or other intellectual property rights. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and platform capabilities and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and platform capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products and platform capabilities, impair the functionality of our products and platform capabilities, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

We may become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products or services are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. Lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patent applications may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our products and platform capabilities or cease business activities related to such intellectual property. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease selling or using products or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•	redesign the allegedly infringing products to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. We expect that the occurrence of infringement claims is likely to grow as the market for our platform and products grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

We use open source software in our products, which could negatively affect our ability to sell our services or subject us to litigation or other actions.

We use open source software in our products and we expect to continue to incorporate open source software in our services in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot ensure that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products. From time to time, there have been claims challenging the ownership rights in open source software against companies that incorporate it into their products and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our business, financial condition and results of operations, or require us to devote additional research and development resources to change our products. In addition, although we employ open source software license screening measures, if we were to combine our proprietary software products with open source software in a certain manner we could, under certain open source licenses, be required to release the source code of our proprietary software products. Some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our product. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our products, we may be required to re-engineer such products, discontinue the sale of such products or take other remedial actions.

Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region, Japan or elsewhere, could cause a decrease in business investments, including spending on information technology, and negatively affect the growth of our business. Competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our products and solutions. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.

Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. Customers outside North America generated 24% of ARR as of December 31, 2018. Beyond North America, we now have sales presence internationally, including in Dublin, Paris, London, Singapore, Tokyo, Seoul and Sydney. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new partners in order to expand into certain countries, and if we fail to identify, establish and maintain such relationships, we may be unable to execute on our expansion plans. As of June 30, 2019, approximately         % of our full-time employees were located outside of the United States,         % of which were located in France. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.

Our current and future international business and operations involve a variety of risks, including:

•	slower than anticipated availability and adoption of cloud and hybrid IT infrastructures by international businesses;

•	changes in a specific country’s or region’s political or economic conditions, including in the United Kingdom as a result of the United Kingdom exiting the European Union, or Brexit;

•	the need to adapt and localize our products for specific countries;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	potential changes in trade relations, regulations, or laws;

•	unexpected changes in laws, regulatory requirements, or tax laws;

•	more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;

•

differing and potentially more onerous labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•

challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

•	potential changes in laws, regulations and costs affecting our U.K. operations and local employees due to Brexit;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

•	increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	laws and business practices favoring local competitors or general market preferences for local vendors;

•	limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting or enforcing our intellectual property rights, including our trademarks and patents;

•	political instability or terrorist activities;

•	exposure to liabilities under anti-corruption and anti-money laundering laws, including the FCPA, U.S. bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

Legal, political and economic uncertainty surrounding the planned exit of the United Kingdom from the EU may be a source of instability in international markets, create significant currency fluctuations, adversely affect our operations in the United Kingdom and pose additional risks to our business, financial condition and results of operations.

On March 29, 2017, the United Kingdom formally notified the European Council of its intention to leave the EU Pursuant to Article 50 of the Treaty on European Union. The United Kingdom will cease to be an EU Member State either on the effective date of a withdrawal agreement or, failing that, two years following such notification of its intention to leave the EU, or the Brexit Date, unless the European Council (together with the United Kingdom) unanimously decides to extend the two year period. It is unclear how long it will take to negotiate a withdrawal agreement, but it appears likely that Brexit will continue to involve a process of lengthy negotiations between the United Kingdom and EU member states to determine the future terms of the United Kingdom’s relationship with the EU To date, no formal withdrawal arrangements have been agreed, and there have been several extensions to the Brexit Date. On April 11, 2019, the Brexit Date was further extended to October 31, 2019. The purpose of this extension is to allow for the ratification of a withdrawal agreement by the U.K. House of Commons. If the withdrawal agreement is ratified, the United Kingdom will leave the EU earlier than October 31, 2019.

Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which EU rules and regulations to replace or replicate in the event of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity, and restrict access to capital. In addition, depending on the terms of the United Kingdom’s withdrawal from the EU, the United Kingdom could lose the benefits of global trade agreements negotiated by the EU on behalf of its members. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the United Kingdom and the EU and, in particular, any arrangements for the United Kingdom to retain access to EU markets either during a transitional period or more permanently.

Such a withdrawal from the EU is unprecedented, and it is unclear how the United Kingdom’s access to the European single market for goods, capital, services and labor within the EU, or the European single market, and the wider commercial, legal and regulatory environment, will impact our U.K. operations, including our customers in the United Kingdom. We may also face new regulatory costs and challenges that could have an adverse effect on our operations. The announcement of Brexit has already created economic uncertainty, and its consequences could adversely impact our business, financial condition and results of operations.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

Our sales contracts are denominated in U.S. dollars, and therefore, our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our products and platform capabilities to our customers outside of the United States, which could adversely affect our results of operations. In addition, an increasing portion of our operating expenses are incurred outside the United States. These operating expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our results of operations could be adversely affected.

Our international operations may subject us to potential adverse tax consequences.

We are expanding our international operations to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets, and consider the functions, risks, and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

The Tax Cuts and Jobs Act, or the Tax Act, makes broad and complex changes to the U.S. tax code including, among other things, changes to U.S. federal tax rates, imposes additional limitations on the deductibility of interest, has both positive and negative changes to the utilization of future net operating loss, or NOL, carryforwards, allows for the expensing of certain capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. We completed our accounting with respect to the Tax Act in 2018, and did not make any measurement-period adjustments.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our products and adversely affect our results of operations.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could have a material adverse effect on our business and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2018, we had NOL carryforwards for federal and state income tax purposes of approximately $28.0 million and $24.2 million, respectively, which may be available to offset taxable income in the future, and which expire in various years beginning in 2031 for federal purposes and 2029 for state purposes if not utilized. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We may experience a future ownership change (including, potentially, in connection with this offering) under Section 382 of the Code that could affect our ability to utilize the NOLs to offset our income. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our operating results and financial condition.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our results of operations.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

U.S. generally accepted accounting principles, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve revenue recognition, deferred contract costs, and the valuation of our stock-based compensation awards, including the determination of fair value of our common stock, among others. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings and sales of our products. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Risks Related to Ownership of Our Class A Common Stock

Our stock price may be volatile, and the value of our Class A common stock may decline.

The market price of our Class A common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the pricing of subscriptions to our products;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our platform and products;

•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•	significant data breaches, disruptions to or other incidents involving our software;

•	our involvement in litigation;

•	future sales of our Class A common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	the trading volume of our Class A common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may also negatively impact the market price of our Class A common stock. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and their affiliates, which will limit your ability to influence the outcome of important transactions.

Our Class B common stock has              votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Our existing stockholders, all of which hold shares of Class B common stock, will collectively beneficially own shares representing approximately     % of the voting power of our outstanding capital stock following the completion of this offering. Our directors and executive officers and their affiliates will collectively beneficially own, in the aggregate, shares representing approximately     % of the voting power of our outstanding capital stock immediately following the completion of this offering, based on the number of shares outstanding as of June 30, 2019. As a result, the holders of our Class B common stock will be able to exercise considerable influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than 50% of the outstanding shares of our capital stock. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This control may adversely affect the market price of our Class A common stock.

Further, future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes. The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. For example, as of June 30, 2019, Olivier Pomel and Alexis Lê-Quôc represented approximately     % of the voting power of our outstanding capital stock, and if they retain a significant portion of their holdings of our Class B common stock for an extended period of time, they could control a significant portion of the voting power of our capital stock for the foreseeable future. As board members, Messrs. Pomel and Lê-Quôc each owe a fiduciary duty to our stockholders and must act in good faith and in a manner they each reasonably believe to be in the best interests of our stockholders. As stockholders, Messrs. Pomel and Lê-Quôc are entitled to vote their shares in their own interests, which may not always be in the interests of our stockholders generally.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of our IPO, including our executive officers, employees and directors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. For example, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

No public market for our Class A common stock currently exists. An active public trading market for our Class A common stock may not develop following the completion of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our Class A common stock could decline.

Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equityholders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A common stock.

All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for 180 days from the date of this prospectus. These lock-up agreements limit the number of shares of capital stock that may be sold immediately following this offering. Subject to certain limitations, approximately                  shares of Class A common stock, will become eligible for sale upon expiration of the

180-day lock-up period.                may, in its sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, there were                  shares of Class A common stock issuable upon the exercise of options outstanding as of June 30, 2019. We intend to register all of the shares of Class A common stock issuable upon exercise of outstanding options or other equity incentives we may grant in the future, for public resale under the Securities Act of 1933, as amended, or the Securities Act. The shares of Class A common stock will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

Further, based on shares outstanding as of June 30, 2019, holders of approximately                  shares, or             % of our capital stock after the completion of this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Class A common stock could decline.

The market price and trading volume of our Class A common stock following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Class A common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Class A common stock.

You will experience immediate and substantial dilution in the net tangible book value of the shares of Class A common stock you purchase in this offering.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will suffer immediate dilution of $             per share, or $             per share if the underwriters exercise their over-allotment option in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of Class A common stock in this offering and the assumed public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the                     , and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We are required, pursuant to Section 404 to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2020. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our Class A common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our Class A common stock in an acquisition.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. For example, the Court of Chancery of the State of Delaware recently determined that the exclusive forum provision of federal district courts of the United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If this ultimate adjudication were to occur, we would enforce the federal district court exclusive forum provision in our amended and restated certificate of incorporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our revenue, expenses and other operating results;

•	our ability to acquire new customers and successfully retain existing customers;

•	our ability to increase usage of our platform and upsell and cross sell additional products;

•	our ability to achieve or sustain our profitability;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

•	the costs and success of our sales and marketing efforts, and our ability to promote our brand;

•	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

•	our ability to effectively manage our growth, including any international expansion;

•	our ability to protect our intellectual property rights and any costs associated therewith;

•	our ability to compete effectively with existing competitors and new market entrants; and

•	the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. While we believe the industry and market data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. None of the industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and other publicly available information.

The sources of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•

Gartner: Market Insight: Cloud Shift—2018 to 2022, published August 24, 2018; Magic Quadrant for Application Performance Monitoring Suites, published March 14, 2018; Market Guide for IT Infrastructure Monitoring Tools, published July 9, 2018; Forecast: Enterprise Infrastructure Software, Worldwide, 2017-2023, 1Q19 Update, published March 26, 2019.

•	IDC: Worldwide Semi-Annual Public Cloud Services Spending Guide 2018H1, published December 2018.

The Gartner reports described herein represent research opinions or viewpoints published as part of a syndicated subscription service by Gartner, Inc., and are not representations of fact. Each Gartner report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner reports are subject to change without notice.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $            million (or approximately $            million if the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full) based on an assumed initial public offering price of $            per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share of Class A common stock would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming the assumed initial public offering price of $            per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our Class A common stock, and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2019:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the reclassification of our common stock into Class B common stock, (2) the automatic conversion of all of our outstanding shares of convertible preferred stock into shares of Class B common stock, and (3) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (1) the pro forma adjustments set forth above and (2) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2019
	Actual	Pro Forma	Pro Forma As Adjusted
(in thousands except share and per share amounts)
Cash	$	$	$

Convertible preferred stock, $0.00001 par value, 59,938,304 shares authorized, 59,670,477 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

	$	$	$

Stockholders’ (deficit) equity:
Preferred stock, $0.00001 par value, no shares authorized, issued, and outstanding, actual, and shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, $0.00001 par value, 120,379,000 authorized, 28,941,078 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

Class A common stock, $0.00001 par value, no shares authorized, issued and outstanding, actual,                  shares authorized and no shares issued and outstanding, pro forma,                  shares authorized and                  shares issued and outstanding, pro forma as adjusted

Class B common stock, $0.00001 par value, no shares authorized, issued and outstanding, actual, shares authorized and shares issued and outstanding, pro forma and pro forma as adjusted
Additional paid-in capital
Accumulated deficit

Total stockholders’ (deficit) equity

Total capitalization	$	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $         million, assuming the assumed initial public offering price of $         per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock and 88,611,555 shares of Class B common stock outstanding as of June 30, 2019, and excludes:

•	11,539,501 shares of Class B common stock issuable on the exercise of stock options outstanding as of June 30, 2019 under our 2012 Plan with a weighted-average exercise price of $4.58 per share;

•

                 shares of Class A common stock reserved for future issuance under our 2019 Plan, as well as any future increases, including annual automatic evergreen increases in the number of shares of Class A common stock reserved for issuance under our 2019 Plan; and

•

                 shares of Class A common stock reserved for issuance under our ESPP, as well as any future increases, including annual automatic evergreen increases in the number of shares of Class A common stock reserved for future issuance under our ESPP.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our pro forma net tangible book value as of June 30, 2019 was $             million, or $             per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of June 30, 2019, after giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of 59,670,477 shares of Class B common stock immediately prior to the completion of this offering.

After giving effect to the sale by us of          shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2019 would have been $             million, or $             per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to new investors purchasing Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2019	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of June 30, 2019
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $             per share and increase (decrease) the dilution to new investors by $             per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             per share and decrease (increase) the dilution to new investors by approximately $             per share, in each case assuming the assumed initial public offering price of $             per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $             per share.

The following table summarizes, as of June 30, 2019, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders, and (2) to be paid by new investors acquiring our Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%
New investors

Totals		100.0%		$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock and 88,611,555 shares of Class B common stock outstanding as of June 30, 2019, and excludes:

•	11,539,501 shares of Class B common stock issuable on the exercise of stock options outstanding as of June 30, 2019 under our 2012 Plan with a weighted-average exercise price of $4.58 per share;

•

                 shares of Class A common stock reserved for future issuance under our 2019 Plan, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for issuance under our 2019 Plan; and

•

                 shares of Class A common stock reserved for issuance under our ESPP, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for future issuance under our ESPP.

To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2012 Plan as of June 30, 2019 were exercised or settled, then our existing stockholders, including the holders of these options, would own     % and our new investors would own     % of the total number of shares of our Class A common stock and Class B common stock outstanding on the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data for the years ended December 31, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2018 and 2019 and the selected consolidated balance sheet data as of March 31, 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical and interim results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

	Year Ended December 31,			Three Months Ended March 31,
	2017	2018		2018	2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$100,761		$198,077	$39,715		$70,050
Cost of revenue(1)(2)	23,414		46,529	9,142		18,950

Gross profit	77,347		151,548	30,573		51,100
Operating expenses:
Research and development(1)	24,734		55,176	10,871		22,815
Sales and marketing(1)	44,213		88,849	15,282		30,107
General and administrative(1)	11,356		18,556	4,267		7,840

Total operating expenses	80,303		162,581	30,420		60,762

Operating (loss) income	(2,956)		(11,033)	153		(9,662)
Other income, net	843		793	273		230

(Loss) income before income taxes	(2,113)		(10,240)	426		(9,432)
Provision for income taxes	(457)		(522)	(81)		(59)

Net (loss) income	$(2,570)		$(10,762)	$345		$(9,491)

Net (loss) income per share attributable to common stockholders, basic and diluted(3)	$(0.13)		$(0.46)	$0.00		$(0.37)

Weighted-average shares used to compute net (loss) income per share attributable to common stockholders, basic(3)	20,440		23,650	21,241		25,687

Weighted-average shares used to compute net (loss) income per share attributable to common stockholders, diluted(3)	20,440		23,650	24,811		25,687

Pro forma net loss per share attributable to common stockholders, basic and diluted(3)		$			$

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(3)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$112	$287	$46	$99
Research and development	1,160	1,641	279	786
Sales and marketing	977	1,910	299	729
General and administrative	819	1,406	170	831

Total stock-based compensation expense	$3,068	$5,244	$794	$2,445

(2)	Includes amortization of acquired intangibles expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$484	$511	$112	$175

(3)

See Note 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted earnings per share attributable to common stockholders, pro forma earnings per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31, 2019
	2017	2018
Consolidated Balance Sheet Data:
Cash and cash equivalents	$60,024	$53,639	$54,554
Total assets	127,062	179,750	255,480
Working capital(1)	43,164	9,717	(10,017)
Convertible preferred stock	140,805	140,805	140,805
Total stockholders’ deficit	(75,701)	(76,041)	(81,564)

(1)	Working capital is defined as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our planned investments in our research and development, sales and marketing and general and administrative functions, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Datadog is the monitoring and analytics platform for developers, IT operations teams and business users in the cloud age.

Our SaaS platform integrates and automates infrastructure monitoring, application performance monitoring and log management to provide unified, real-time observability of our customers’ entire technology stack. Datadog is used by organizations of all sizes and across a wide range of industries to enable digital transformation and cloud migration, drive collaboration among development, operations and business teams, accelerate time to market for applications, reduce time to problem resolution, understand user behavior and track key business metrics.

Software applications are transforming how organizations engage with customers and operate their businesses. Companies across all industries are re-platforming their businesses to cloud infrastructures to enable this digital transformation. Historically, engineering teams have been siloed, making the development of next generation applications on dynamic cloud environments challenging. We started Datadog to break this model and facilitate collaboration among development and operations teams, enabling the adoption of DevOps practices. Since then we have continuously pushed to unify separate tools into an integrated monitoring and analytics platform, readily available to everyone who cares about applications and their impact on business.

Our proprietary platform combines the power of metrics, traces and logs to provide a unified view of infrastructure and application performance and the real-time events impacting this performance. Datadog is designed to be cloud agnostic and easy to deploy, with hundreds of out-of-the-box integrations, a built-in understanding of modern technology stacks and endless customizability. Customers can deploy our platform across their entire infrastructure, making it ubiquitous and a daily part of the lives of developers, operations engineers and business leaders.

Datadog was founded in 2010, and we launched Datadog Infrastructure Monitoring in 2012 to provide enterprises with visibility across developers, IT operations teams and business users. Since then, we have added new functionality, launched new products and expanded our operations:

•	2010: Founded in New York

•	2012: Launched Datadog Infrastructure Monitoring

•	2013: Surpassed 100 customers

•	2014: Began monitoring containers

•	2015: Expanded research and development to Paris

•	2015: Surpassed 1,000 customers

•	2016: Began monitoring serverless environments

•	2016: Established enterprise sales team

•	2017: Launched Datadog APM

•	2017: Opened first international sales office in Dublin

•	2017: Surpassed 5,000 customers

•	2018: Launched Datadog Log Management and Analytics

•	2018: Opened first APAC sales office in Tokyo

•	2018: Held inaugural DASH user conference in New York

•	2019: Launched Datadog Synthetics

•	2019: Established APAC headquarters in Singapore

•	2019: Announced beta availability of Datadog Network Performance Monitoring and Real User Monitoring

We generate revenue from the sale of subscriptions to customers using our cloud-based platform. Our paid subscriptions are available in Pro and Enterprise tiers. The terms of our subscription agreements are primarily monthly or annual. Customers also have the option to purchase additional products, such as additional containers to monitor, custom metrics packages, anomaly detection and trace search and analytics. Professional services are generally not required for the implementation of our products and revenue from such services has been immaterial to date.

We employ a land-and-expand business model centered around offering products that are easy to adopt and have a very short time to value. Our customers can expand their footprint with us on a self-service basis. Our customers often significantly increase their usage of the products they initially buy from us and expand their usage to other products we offer on our platform. We grow with our customers as they expand their workloads in the public and private cloud. Our ability to expand within our customer base is best demonstrated by our dollar-based net retention rate, which has been over 130% as of the end of each of our last eight fiscal quarters, and was 146% as of June 30, 2019.

We have a highly efficient go-to-market model, which consists of a self-service tier, a high velocity inside sales team, and an enterprise sales force. As of June 30, 2019, we had 8,846 customers, increasing from 7,676, 5,403 and 3,785 customers as of December 31, 2018, 2017 and 2016, respectively. In addition, 594, 453, 239 and 126 of our customers had ARR of $100,000 or more as of June 30, 2019 and December 31, 2018, 2017 and 2016, respectively, accounting for approximately 72%, 68%, 60% and 48% of our ARR, respectively. Further, as of June 30, 2019, we had 42 customers with ARR of $1.0 million or more, up from 29, 12 and two customers as of December 31, 2018, 2017 and 2016, respectively. As of June 30, 2019, our 10 largest customers represented approximately 14% of our ARR and no single customer represented more than 5% of our ARR.

Our business has experienced rapid growth and is capital efficient. Since inception, we have raised a total of $92 million, net of repurchases. As of March 31, 2019, we had $66 million in cash, cash equivalents and restricted cash. We generated revenue of $100.8 million and $198.1 million in 2017 and 2018, respectively, representing year-over-year growth of 97%. Our revenue was $39.7 million in the three months ended March 31, 2018 compared to $70.1 million in the three months ended March 31, 2019, representing period-over-period growth of 76%. Substantially all of our revenue is subscription software sales. Our gross margins were 77% in each of 2017 and 2018. Our net (loss) income was $(2.6) million, $(10.8) million, $0.3 million and $(9.5) million for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. We generated operating cash flow of $13.8 million, $10.8 million, $5.4 million and $3.4 million in 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. Our free cash flow was $6.0 million, $(5.0) million, $2.2 million and $(0.9) million in 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. See the section titled “—Non-GAAP Free Cash Flow” for additional information.

Factors Affecting Our Performance

Acquiring New Customers

We believe there is substantial opportunity to continue to grow our customer base. We intend to drive new customer acquisition by continuing to invest significantly in sales and marketing to engage our prospective customers, increase brand awareness and drive adoption of our platform and products. We also plan to continue to invest in building brand awareness within the development and operations communities. As of June 30, 2019, we had approximately 8,800 customers spanning organizations of a broad range of sizes and industries, compared to approximately 7,700, 5,400, and 3,800 customers as of December 31, 2018, 2017 and 2016, respectively. Our ability to attract new customers will depend on a number of factors, including the effectiveness and pricing of our products, offerings of our competitors, and the effectiveness of our marketing efforts.

We define the number of customers as the number of accounts with a unique account identifier for which we have an active subscription in the period indicated. Users of our free trials or tier are not included in our customer count. A single organization with multiple divisions, segments or subsidiaries is generally counted as a single customer. However, in some cases where they have separate billing terms, we may count separate divisions, segments or subsidiaries as multiple customers.

Expanding Within Our Existing Customer Base

Our large base of customers represents a significant opportunity for further sales expansion. As of June 30, 2019, approximately 35% of the Fortune 100 were Datadog customers, while only about 20% were customers with ARR of $100,000 or more. We believe this demonstrates that our product has been adopted by many of the largest enterprises in the United States, and that there is substantial opportunity to expand within these large enterprises. We believe that our land-and-expand business model allows us to efficiently increase revenue from our existing customer base. Our customers often expand the deployment of our platform across large teams and more broadly within the enterprise as they migrate more workloads to the cloud, find new use cases for our platform, and generally realize the benefits of our platform. We intend to continue to invest in enhancing awareness of our brand and developing more products, features and functionality, which we believe are important factors to achieve widespread adoption of our platform. Our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our solution, competition, pricing and overall changes in our customers’ spending levels.

Once our platform is deployed we have experienced significant expansion historically, with customers engaging with our customer success team as well as increasing usage and spend in a self-serve manner. The chart below illustrates this expansion by presenting the ARR from each customer cohort over the years presented. We define ARR as the annual run-rate revenue of subscription agreements from all customers at a point in time. We calculate ARR by taking the monthly run-rate revenue, or MRR, and multiplying it by 12. MRR is defined as the revenue run-rate of subscription agreements from all customers for the last month of the period, including committed amounts and any additional usage. ARR and MRR should be viewed independently of revenue as they are operating metrics that can be impacted by contract start and end dates and renewal rates. ARR and MRR are not intended to be replacements or forecasts of revenue. Each cohort represents customers that made their initial purchase from us in a given year. For example, the 2014 cohort includes all customers as of the end of 2014. This cohort increased their ARR from $4.8 million as of December 31, 2014 to $19.2 million as of December 31, 2018, representing a multiple of 4.0x. Additionally, the ARR from our top 25 customers as of December 31, 2018 increased by a median multiple of 33.9x, as measured from the ARR generated in each such customer’s first month as a customer.

Customer Cohort Analysis ($MM ARR)

A further indication of the propensity of our customer relationships to expand over time is our dollar-based net retention rate, which compares our ARR from the same set of customers in one period, relative to the year-ago period. Our dollar-based net retention rate has been over 130% as of the end of each of our last eight fiscal quarters, and was 146% as of June 30, 2019. We calculate dollar-based net retention rate as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period-end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months, but excludes ARR from new customers in the current period. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the point-in-time dollar-based net retention rate. We then calculate the weighted average of the trailing 12-month point-in-time dollar-based net retention rates, to arrive at the dollar-based net retention rate. Furthermore, our dollar-based gross retention rate, based on a cohort of all of our customers, has been in the low-to-mid 90% range as of the end of each of our last eight quarters. We believe this demonstrates the stickiness of the product category we operate in, and of our platform in particular. We calculate our dollar-based gross retention rate by first calculating the point-in-time gross retention as the previous year ARR minus ARR attrition over the last 12 months, divided by the previous year ARR. We then calculate the dollar-based gross retention rate as the weighted average of the trailing 12-month point-in-time gross retention rates.

Sustaining Innovation and Technology Leadership

Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain our competitive advantage. We believe that we have built a highly differentiated platform that will position us to further extend the adoption of our platform and products. Datadog is frequently deployed across a customer’s entire infrastructure, making it ubiquitous. Datadog is a daily part of the lives of developers, operations engineers and business leaders. We employ a land-and-expand business model centered around offering products that are easy to adopt and have a very short time to value. Our efficient go-to-market model enables us to prioritize significant investment in innovation. We have proven initial success of our platform approach, through expansion beyond our initial infrastructure monitoring solution, to include APM in 2017, logs in 2018, and both user experience and network performance monitoring in 2019. As of June 30, 2019, approximately 40% of our customers were using more than one product, up from approximately 10% a year earlier. Additionally, in the six-month period ended June 30, 2019, approximately 60% of our new customers landed with more than one product, up from approximately 15% a year earlier. We believe these metrics indicate strong momentum in the uptake of our newer platform products.

We intend to continue to invest in building additional products, features and functionality that expand our capabilities and facilitate the extension of our platform to new use cases. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive product and market expansion. Our future success is dependent on our ability to successfully develop, market and sell existing and new products to both new and existing customers.

Expanding Internationally

We believe there is a significant opportunity to expand usage of our platform outside of the United States. As of December 31, 2018, approximately 24% of our ARR was generated by customers outside of North America. In addition, we have made and plan to continue to make significant investments to expand geographically, particularly in EMEA and APAC. Although these investments may adversely affect our operating results in the near term, we believe that they will contribute to our long-term growth. Beyond North America, we now have sales presence internationally, including in Dublin, London, Paris, Singapore, Sydney and Tokyo.

Components of Results of Operations

Revenue

We generate revenue from the sale of subscriptions to customers using our cloud-based platform. The terms of our subscription agreements are primarily monthly or annual, with the majority of our revenue coming from annual subscriptions. Our customers can enter into a subscription for a committed contractual amount of usage that is apportioned ratably on a monthly basis over the term of the subscription period, a subscription for a committed contractual amount of usage that is delivered as used, or a monthly subscription based on usage. To the extent that our customers’ usage exceeds the committed contracted amounts under their subscriptions, either on a monthly basis in the case of a ratable subscription or once the entire commitment is used in the case of a delivered-as-used subscription, they are charged for their incremental usage.

Usage is measured primarily by the number of hosts or by the volume of data indexed. A host is generally defined as a server, either in the cloud or on-premise. Our infrastructure monitoring and APM products are priced per host, while the logs product is priced primarily per log events indexed and secondarily by events ingested. Customers also have the option to purchase additional products, such as additional container or serverless monitoring, custom metrics packages, anomaly detection, synthetic monitoring and trace search and analytics.

In the case of subscriptions for committed contractual amounts of usage, revenue is recognized ratably over the term of the subscription agreement, generally beginning on the date that our platform is made available to a customer. As a result, much of our revenue is generated from subscriptions entered into during previous periods. Consequently, any decreases in new subscriptions or renewals in any one period may not be immediately reflected as a decrease in revenue for that period, but could negatively affect our revenue in future quarters. This also makes it difficult for us to rapidly increase our revenue through the sale of additional subscriptions in any period, as revenue is recognized over the term of the subscription agreement. In the case of a subscription for a committed contractual amount of usage that is delivered as used, a monthly subscription based on usage, or usage in excess of a ratable subscription, we recognize revenue as the product is used, which may lead to fluctuations in our revenue and results of operations. In addition, historically, we have experienced seasonality in new customer bookings, as we typically enter into a higher percentage of subscription agreements with new customers in the fourth quarter of the year.

Due to ease of implementation of our products, professional services generally are not required and revenue from such services has been immaterial to date.

Cost of Revenue

Cost of revenue primarily consists of expenses related to providing our products to customers, including payments to our third-party cloud infrastructure providers for hosting our software, personnel-related expenses for operations and global support, including salaries, benefits, bonuses and stock-based compensation, payment processing fees, information technology, depreciation and amortization related to the amortization of acquired intangibles and internal-use software and other overhead costs such as allocated facilities.

We intend to continue to invest additional resources in our platform infrastructure and our customer support and success organizations to expand the capability of our platform and ensure that our customers are realizing the full benefit of our platform and products. The level, timing and relative investment in our infrastructure could affect our cost of revenue in the future.

Gross Profit and Gross Margin

Gross profit represents revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as our revenue fluctuates, and as a result of the timing and amount of investments to expand our products and geographical coverage.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation expense and sales commissions. Operating expenses also include overhead costs for facilities and shared IT related expenses, including depreciation expense.

Research and Development

Research and development expense consists primarily of personnel costs for our engineering, service and design teams. Additionally, research and development expense includes contractor fees, depreciation and amortization and allocated overhead costs. Research and development costs are expensed as incurred. We expect that our research and development expense will increase in absolute dollars as our business grows, particularly as we incur additional costs related to continued investments in our platform.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs for our sales and marketing organization, costs of general marketing and promotional activities, including the free tier and free introductory trials of our products, travel-related expenses and allocated overhead costs. Sales commissions earned by our sales force are deferred and amortized on a straight-line basis over the expected period of benefit, which we have determined to be four years. We expect that our sales and marketing expense will increase in absolute dollars and continue to be our largest operating expense for the foreseeable future as we expand our sales and marketing efforts. However, we expect that our sales and marketing expense will decrease as a percentage of our revenue over the long term.

General and Administrative

General and administrative expense consists primarily of personnel costs and contractor fees for finance, legal, human resources, information technology and other administrative functions. In addition, general and administrative expense includes non-personnel costs, such as legal, accounting and other professional fees, hardware and software costs, certain tax, license and insurance-related expenses and allocated overhead costs.

Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations and professional services. We expect that our general and administrative expense will increase in absolute dollars as our business grows. However, we expect that our general and administrative expense will decrease as a percentage of our revenue as our revenue grows over the longer term.

Other Income, Net

Other income, net consists of income earned on our money market funds included in cash and cash equivalents and restricted cash.

Provision for Income Taxes

Provision for income taxes consists of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Revenue	$100,761	$198,077	$39,715	$70,050
Cost of revenue(1)(2)	23,414	46,529	9,142	18,950

Gross profit	77,347	151,548	30,573	51,100

Operating expenses:
Research and development(1)	24,734	55,176	10,871	22,815
Sales and marketing(1)	44,213	88,849	15,282	30,107
General and administrative(1)	11,356	18,556	4,267	7,840

Total operating expenses	80,303	162,581	30,420	60,762

Operating (loss) income	(2,956)	(11,033)	153	(9,662)
Other income, net	843	793	273	230

(Loss) income before income taxes	(2,113)	(10,240)	426	(9,432)
Provision for income taxes	(457)	(522)	(81)	(59)

Net (loss) income	$(2,570)	$(10,762)	$345	$(9,491)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$112	$287	$46	$99
Research and development	1,160	1,641	279	786
Sales and marketing	977	1,910	299	729
General and administrative	819	1,406	170	831

Total stock-based compensation expense	$3,068	$5,244	$794	$2,445

(2)	Includes amortization of acquired intangibles expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cost of revenue	$484	$511	$112	$175

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(as a percentage of total revenue)
Revenue	100%	100%	100%	100%
Cost of revenue	23	23	23	27

Gross profit	77	77	77	73

Operating expense:
Research and development	25	28	27	33
Sales and marketing	44	45	38	43
General and administrative	11	9	11	11

Total operating expenses	80	82	76	87

Operating (loss) income	(3)	(5)	1	(14)
Other income, net	1	1	1	1

(Loss) income before income taxes	(2)	(4)	2	(13)
Provision for income taxes	(1)	(1)	(1)	(1)

Net (loss) income	(3)%	(5)%	1%	(14)%

Comparison of Three Months Ended March 31, 2018 and 2019

Revenue

	Three Months Ended March 31,		Change	% Change
	2018	2019
	(dollars in thousands)
Revenue	$39,715	$70,050	$30,335	76%

Revenue increased by $30.3 million, or 76%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. Approximately 60% of the increase in revenue was attributable to the growth from existing customers, and the remaining increase in revenue was attributable to new customers.

Cost of Revenue and Gross Margin

	Three Months Ended March 31,		Change	% Change
	2018	2019
	(dollars in thousands)
Cost of revenue	$9,142	$18,950	$9,808	107%
Gross margin	77%	73%

Cost of revenue increased by $9.8 million, or 107%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase was primarily due to an increase of $8.3 million in third-party cloud infrastructure hosting and software costs, $0.6 million of depreciation and amortization, $0.5 million in personnel expenses as a result of increased headcount, $0.2 million of credit card processing fees and other fees, and $0.2 million in allocated overhead costs as a result of an increase in overall costs necessary to support the growth of the business and related infrastructure.

Our gross margin declined by 4% for the three months ended March 31, 2019 compared to the three months ended March 31, 2018, primarily as the result of the timing and amount of our investments to expand the capacity of our third-party cloud infrastructure providers.

Research and Development

	Three Months Ended March 31,		Change	% Change
	2018	2019
	(dollars in thousands)
Research and development	$10,871	$22,815	$11,944	110%
Percentage of revenue	27%	33%

Research and development expense increased by $11.9 million, or 110%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase was primarily due to an increase of $6.6 million in personnel costs for our engineering, product and design teams as a result of increased headcount and an increase of $5.3 million in cloud infrastructure related investments and in allocated overhead costs necessary for supporting the growth of the business.

Sales and Marketing

	Three Months Ended March 31,		Change	% Change
	2018	2019
	(dollars in thousands)
Sales and marketing	$15,282	$30,107	$14,825	97%
Percentage of revenue	38%	43%

Sales and marketing expense increased by $14.8 million, or 97%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase was primarily due to an increase of $9.0 million in personnel costs for our sales and marketing organization as a result of increased headcount and increased amortization of deferred contract costs related to increased variable compensation for our sales personnel due to our increased sales, an increase of $2.6 million in marketing and promotional activities, and an increase of $3.2 million in allocated overhead costs as a result of an increase in overall costs necessary to support the growth of the business and related infrastructure.

General and Administrative

	Three Months Ended March 31,		Change	% Change
	2018	2019
	(dollars in thousands)
General and administrative	$4,267	$7,840	$3,573	84%
Percentage of revenue	11%	11%

General and administrative expense increased by $3.6 million, or 84%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase was primarily due to an increase of $2.0 million in personnel costs as a result of increased headcount, an increase of $1.2 million related to outside professional fees primarily related to legal and accounting services and an increase of $0.4 million in allocated overhead costs as a result of an increase in overall costs necessary to support the growth of the business and related infrastructure.

Comparison of the Years Ended December 31, 2017 and 2018

Revenue

	Year Ended December 31,		Change	% Change
	2017	2018
	(dollars in thousands)
Revenue	$100,761	$198,077	$97,316	97%

Revenue increased by $97.3 million, or 97%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. Approximately 60% of the increase in revenue was attributable to the growth from existing customers, and the remaining increase in revenue was attributable to new customers.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change	% Change
	2017	2018
	(dollars in thousands)
Cost of revenue	$23,414	$46,529	$23,115	99%
Gross margin	77%	77%

Cost of revenue increased by $23.1 million, or 99%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. This increase was primarily due to an increase of $17.2 million in third-party cloud infrastructure hosting and software costs, an increase of $2.5 million in personnel expenses as a result of increased headcount, an increase of $1.8 million of depreciation and amortization expense, an increase of $0.9 million in credit card processing fees and other fees, and an increase of $0.7 million in allocated overhead costs as a result of an increase in overall costs necessary to support the growth of the business and related infrastructure.

Our gross margin remained relatively constant for the fiscal year ended December 31, 2018 compared to the fiscal year ended December 31, 2017.

Research and Development

	Year Ended December 31,		Change	% Change
	2017	2018
	(dollars in thousands)
Research and development	$24,734	$55,176	$30,442	123%
Percentage of revenue	25%	28%

Research and development expense increased by $30.4 million, or 123%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. This increase was primarily due to an increase of $21.7 million in personnel costs for our engineering, product and design teams as a result of increased headcount and an increase of $8.7 million in cloud infrastructure related investments and in allocated overhead costs necessary for supporting the growth of the business.

Sales and Marketing

	Year Ended December 31,		Change	% Change
	2017	2018
	(dollars in thousands)
Sales and marketing	$44,213	$88,849	$44,636	101%
Percentage of revenue	44%	45%

Sales and marketing expense increased by $44.6 million, or 101%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. This increase was primarily due to an increase of $26.1 million in personnel costs for our sales and marketing organization as a result of increased headcount and increased variable compensation for our sales personnel, an increase of $11.6 million in marketing and promotional activities, and an increase of $6.9 million in allocated overhead costs as a result of an increase in overall costs necessary to support the growth of the business and related infrastructure.

General and Administrative

	Year Ended December 31,		Change	% Change
	2017	2018
	(dollars in thousands)
General and administrative	$11,356	$18,556	$7,200	63%
Percentage of revenue	11%	9%

General and administrative expense increased by $7.2 million, or 63%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. This increase was primarily due to an increase of $4.7 million in personnel expenses as a result of increased headcount, an increase of $0.9 million related to outside professional fees primarily related to legal and accounting services, an increase of $1.6 million in allocated overhead expenses related to an increase in overall costs necessary to support the growth of the business and related infrastructure.

Liquidity and Capital Resources

We have financed operations primarily through sales of subscriptions and the net proceeds we have received from sales of equity securities as further detailed below since inception. As of December 31, 2018, our principal sources of liquidity were cash and cash equivalents totaling $53.6 million. We believe that our existing cash and cash equivalents and cash flow from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewal activity, including the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the introduction of new and enhanced products, and the continuing market adoption of our platform. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition.

Therefore, a substantial source of our cash is from our deferred revenue, which is included in the liabilities section of our consolidated balance sheet. Deferred revenue consists of the unearned portion of customer billings, which is recognized as revenue in accordance with our revenue recognition policy. As of December 31, 2018 and March 31, 2019, we had deferred revenue of $70.7 million and $89.6 million, respectively, of which $69.3 million and $85.7 million was recorded as a current liability and expected to be recognized as revenue in the next 12 months, respectively, provided all other revenue recognition criteria have been met.

The following table shows a summary of our cash flows for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Cash provided by operating activities	$13,832	$10,829	$5,362	$3,418
Cash used in investing activities	(12,760)	(17,456)	(3,195)	(4,293)
Cash provided by financing activities	462	7,782	3,820	1,776

Operating Activities

Our largest source of operating cash is cash collection from sales of subscriptions to our customers. Our primary uses of cash from operating activities are for personnel expenses, marketing expenses, hosting expenses and allocated overhead expenses. We have generated negative cash flows and have supplemented working capital requirements through net proceeds from the sale of equity securities.

Cash provided by operating activities for the three months ended March 31, 2019 of $3.4 million primarily related to our net loss of $9.5 million, adjusted for non-cash charges of $5.8 million and net cash inflows of $7.1 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation, depreciation and amortization of property and equipment, amortization of capitalized software, and amortization of acquired intangibles. The main drivers of the changes in operating assets and liabilities related to a $18.9 million increase in deferred revenue, resulting primarily from increased billings for subscriptions, a $14.5 million increase in accounts payable, and a $1.4 million increase in accrued expenses and other liabilities, due to an increase in headcount. These amounts were partially offset by a $7.6 million increase in accounts receivable, net, due to increases in sales, a $8.5 million increase in prepaid expenses and other current assets, primarily driven by prepaid hosting services, a $3.4 million increase in deferred contract costs related to commissions paid on new bookings, and $8.2 million increase in other assets.

Cash provided by operating activities for the three months ended March 31, 2018 of $5.4 million primarily related to our net income of $0.3 million, adjusted for non-cash charges of $2.4 million and net cash inflows of $2.6 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation, depreciation and amortization of property and equipment, amortization of capitalized software, and amortization of acquired intangibles. The main drivers of the changes in operating assets and liabilities related to an $11.5 million increase in deferred revenue, resulting primarily from increased billings for subscriptions, a $4.0 million increase in accounts payable, and a $1.9 million increase in accrued expenses and other liabilities, due to an increase in headcount. These amounts were partially offset by an $8.5 million increase in accounts receivable, net, due to increases in sales, a $3.9 million increase in prepaid expenses and other current assets, primarily driven by prepaid hosting services, a $1.9 million increase in deferred contract costs related to commissions paid on new bookings, and $0.4 million increase in other assets.

Cash provided by operating activities for the fiscal year ended December 31, 2018 of $10.8 million primarily related to our net loss of $10.8 million, adjusted for non-cash charges of $14.4 million and net cash inflows of $7.2 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation, net of amounts capitalized, depreciation and amortization of property and equipment, amortization of capitalized software, and amortization of acquired intangibles. The main drivers of the changes in operating assets and liabilities related to a $31.6 million increase in deferred revenue, resulting primarily from increased billings for subscriptions, a $7.2 million increase in accounts payable, and a $10.9 million increase in accrued expenses and other liabilities, due to an increase in headcount. These amounts were partially offset by a $25.3 million increase in accounts receivable, net, due to increases in sales, a $1.3 million increase in prepaid expenses and other current assets, primarily driven by prepaid hosting services, a $8.9 million increase in deferred contract costs related to commissions paid on new bookings, and $7.0 million increase in other assets.

Cash provided by operating activities for the fiscal year ended December 31, 2017 of $13.8 million primarily related to our net loss of $2.6 million, adjusted for non-cash charges of $7.4 million and net cash inflows of $9.0 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation, net of amounts capitalized, depreciation and amortization of property and equipment, amortization of capitalized software, and amortization of acquired intangibles. The main drivers of the changes in operating assets and liabilities related to a $29.8 million increase in deferred revenue, resulting primarily from increased billings for subscriptions, a $4.6 million increase in accounts payable, and a $2.9 increase in accrued expenses and other liabilities, due to an increase in headcount. These amounts were partially offset by a $19.3 million increase in accounts receivable, net, due to increases in sales, a $4.3 million increase in prepaid expenses and other current assets, a $3.4 million increase in deferred contract costs related to commissions paid on new bookings, and $1.5 million increase in other assets.

Investing Activities

Cash used in investing activities during the fiscal years ended December 31, 2017 and 2018, and for the three months ended March 31, 2018, and 2019, was $12.8 million, $17.5 million, $3.2 million, and $4.3 million, respectively, primarily as a result of increases in capital expenditures to purchase property and equipment to support additional office space and site operations, increases in capitalization of software development costs and increases in acquired intangibles.

Financing Activities

Cash provided by financing activities for the fiscal years ended December 31, 2017 and 2018, and for the three months ended March 31, 2018, and 2019, was $0.5 million, $7.8 million, $3.8 million, and $1.8 million, respectively, and was primarily the result of proceeds from the exercise of stock options.

Non-GAAP Free Cash Flow

We report our financial results in accordance with generally accepted accounting principles in the United States, or GAAP. To supplement our consolidated financial statements, we provide investors with the amount of free cash flow, which is a non-GAAP financial measure. Free cash flow represents net cash used in operating activities, reduced by capital expenditures and capitalized software development costs, if any. Free cash flow is a measure used by management to understand and evaluate our liquidity and to generate future operating plans. The reduction of capital expenditures and amounts capitalized for software development facilitates comparisons of our liquidity on a period-to-period basis and excludes items that we do not consider to be indicative of our liquidity. We believe that free cash flow is a measure of liquidity that provides useful information to our management, investors and others in understanding and evaluating the strength of our liquidity and future ability to generate cash that can be used for strategic opportunities or investing in our business in the same manner as our management and board of directors. Nevertheless, our use of free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Further, our definition of free cash flow may differ from the definitions used by other companies and therefore comparability may be limited. You should consider free cash flow alongside our other GAAP-based financial performance measures, such as net cash used in operating activities, and our other GAAP financial results. The following table presents a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable GAAP measure, for each of the periods indicated.

The following table presents our cash flows for the periods presented and a reconciliation of free cash flow to net cash (used in) provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Net cash (used in) provided by operating activities	$13,832	$10,829	$5,362	$3,418
Less: purchases of property and equipment	(2,351)	(9,662)	(2,031)	(2,197)
Less: capitalized software development costs	(5,452)	(6,176)	(1,164)	(2,096)

Free cash flow	$6,029	$(5,009)	$2,167	$(875)

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$77,675	$9,833	$31,803	$32,022	$4,017
Purchase commitments	45,538	31,851	13,687	—	—

Total	$123,213	$41,684	$45,490	$32,022	$4,017

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Our operating lease commitments relate primarily to our office space. The significant operating lease obligations relate to leases for our New York, Boston, Paris and Dublin office spaces. Purchase commitments relate mainly to hosting agreements as well as computer software used to facilitate our operations at the enterprise level.

The table does not reflect the enterprise agreement and addendum for cloud hosting that we entered into with AWS in April 2019, or the AWS Agreement. Under the AWS Agreement, we are required to purchase an aggregate of at least $225.0 million of cloud services from AWS through April 2022. Except in limited circumstances, such as our termination of the AWS Agreement for cause, if we fail to meet the minimum purchase commitment during any year, we are required to pay the difference. Neither party may terminate the AWS Agreement for convenience during this three-year term. In addition to AWS, we operate on other cloud hosting providers.

We reported other liabilities of $1.4 million in the consolidated balance sheet at December 31, 2018, which principally consists of unrecognized tax benefits (see Note 11 to our consolidated financial statements). We have excluded these long-term liabilities from the contractual obligations table above. A variety of factors could affect the timing of payments for the liabilities related to unrecognized tax benefits. Therefore, we cannot reasonably estimate the timing of such payments. We believe that these matters will likely not be resolved in the next twelve months and accordingly we have classified the estimated liability as non-current in the consolidated balance sheet.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of March 31, 2019, we had $54.6 million of cash equivalents invested in money market funds. In addition, we had $11.2 million of restricted cash due to the outstanding line of credit established in connection with lease agreements for our facilities. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. As of March 31, 2019, a hypothetical 10% relative change in interest rates would not have a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

Our reporting currency and the functional currency of our wholly owned foreign subsidiaries is the U.S. dollar. All of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, Canada, France, the United Kingdom, Japan and Australia. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would not have a material effect on our operating results.

Critical Accounting Policies

Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We generate revenue from the sale of subscriptions to customers using our cloud-based platform. The terms of our subscription agreements are primarily monthly or annual, with the majority of our revenue coming from annual subscriptions. Our customers can enter into a subscription for a committed contractual amount of usage that is apportioned ratably on a monthly basis over the term of the subscription period, a subscription for a committed contractual amount of usage that is delivered as used, or a monthly subscription based on usage. To the extent that our customers’ usage exceeds the committed contracted amounts under their subscriptions, either on a monthly basis in the case of a ratable subscription or once the entire commitment is used in the case of a delivered-as-used subscription, they are charged for their incremental usage.

We elected to early adopt Financial Accounting Standards Board, or FASB, Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or Topic 606, effective January 1, 2017, using the full retrospective method of adoption. As such, the consolidated financial statements present revenue in accordance with Topic 606 for the period presented.

We account for revenue contracts with customers through the following steps:

•	identify the contract with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price to the performance obligations in the contract; and

•	recognize revenue when or as, we satisfy a performance obligation.

Our subscriptions are generally non-cancellable. Once we have determined the transaction price, the total transaction price is allocated to each performance obligation in the contract on a relative stand-alone selling price basis, or SSP. The determination of a relative stand-alone SSP for each distinct performance obligation requires judgment. We determine SSP for performance obligations based on overall pricing objectives, which take into consideration market conditions and customer-specific factors. This includes a review of internal discounting tables, the service(s) being sold, and customer demographics.

Revenue is recognized when control of these services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for those services. We determined an output method to be the most appropriate measure of progress because it most faithfully represents when the value of the services are simultaneously received and consumed by the customer, and control is transferred.

For committed contractual amounts of usage, revenue is recognized ratably over the term of the subscription agreement generally beginning on the date that the platform is made available to a customer. For committed contractual amount of usage that is delivered as used, a monthly subscription based on usage, or usage in excess of a ratable subscription, we recognize revenue as the services are rendered.

Stock-Based Compensation

Compensation expense related to stock-based transactions, including employee, consultant, and non-employee director stock option awards, is measured and recognized in the consolidated financial statements based on fair value. The fair value of each option award is estimated on the grant date using the Black Scholes option-pricing model. Expense is recognized on a straight-line basis over the vesting period of the award. Forfeitures are accounted for in the period in which the awards are forfeited.

Our option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•

Fair value. Because our common stock is not yet publicly traded, we must estimate the fair value of common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock at each meeting in which awards are approved.

•

Expected volatility. Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility of our stock options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

•

Expected term. We determine the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Risk-free rate. We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.

•	Expected dividend yield. We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

The following assumptions were used to calculate the fair value of stock options granted to employees:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
Expected dividend yield	0%	0%	0%	0%
Expected volatility	37.1% - 38.8%	38.4% - 39.0%	38.9%	39.1% - 39.2%
Expected term (years)	5.1 - 6.1	5.8 - 6.1	5.9 -6.1	5.9 - 6.1
Risk-free interest rate	1.8% - 2.2%	2.6% - 3.0%	2.6%	2.5% - 2.6%

Assumptions used in valuing non-employee stock options are generally consistent with those used for employee stock options with the exception that the expected term is over the contractual life, or 10 years.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Prior to January 1, 2018, we estimated a forfeiture rate to calculate stock-based compensation. We adopted ASU No. 2016-09 effective January 1, 2018 and elected to account for forfeitures as they occur, rather than estimating expected forfeitures over the course of a vesting period. The Company recognized a cumulative effect of $0.8 million to accumulated deficit as of January 1, 2018 upon adoption.

Common Stock Valuations

The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	contemporaneous valuations of our common stock performed by independent third-party specialists;

•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices of common or preferred stock sold to third-party investors by us and in secondary transactions or repurchased by us in arm’s-length transactions;

•	lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	the history of the company and the introduction of new products;

•	our stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a merger or acquisition of our company given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method, or OPM, or a hybrid method. The hybrid method is a hybrid of the probability weighted expected return method, or PWERM, and OPM.

The option pricing method is based on a binomial lattice model, which allows for the identification of a range of possible future outcomes, each with an associated probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an IPO, as well as non-IPO market-based outcomes. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and stay private outcomes, as well as the values we expect those outcomes could yield. Our valuations prior to September 2018 were based on the OPM. Beginning in September 2018, we valued our common stock based on a hybrid method of the PWERM and the OPM.

In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Based on the assumed initial public offering price per share of $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of March 31, 2019 was $            , with $            million related to vested stock options.

Internal Use Software Development Costs

We capitalize certain costs related to the development of our platform and other software applications for internal use. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. We stop capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be two years. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within research and development expenses in our consolidated statements of operations.

We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our platform, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods.

Recently Adopted Accounting Pronouncements

See the sections titled “Basis of Presentation and Summary of Significant Accounting Policies—Accounting Pronouncements Recently Adopted” and “—Accounting Pronouncements Not Yet Adopted” in Note 2 to our consolidated financial statements for more information.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Overview

Datadog is the monitoring and analytics platform for developers, IT operations teams and business users in the cloud age.

Our SaaS platform integrates and automates infrastructure monitoring, application performance monitoring and log management to provide unified, real-time observability of our customers’ entire technology stack. Datadog is used by organizations of all sizes and across a wide range of industries to enable digital transformation and cloud migration, drive collaboration among development, operations and business teams, accelerate time to market for applications, reduce time to problem resolution, understand user behavior and track key business metrics.

Software applications are transforming how organizations engage with customers and operate their businesses. Companies across all industries are re-platforming their businesses to cloud infrastructures to enable this digital transformation. Historically, engineering teams have been siloed, making the development of next generation applications on dynamic cloud environments challenging. We started Datadog to break this model and facilitate collaboration among development and operations teams, enabling the adoption of DevOps practices. Since then we have continuously pushed to unify separate tools into an integrated monitoring and analytics platform, readily available to everyone who cares about applications and their impact on business.

From our founding goal of breaking down silos between Dev and Ops, we set out in 2010 to build a real-time data integration platform to turn chaos from disparate sources into digestible and actionable insights. In 2012, we launched our first use case with infrastructure monitoring, purpose-built to handle increasingly ephemeral cloud-native architectures. This enabled us to be deployed on our customers’ entire cloud IT environments and gave our product broad usage across Dev, Ops and business teams, in turn allowing us to address a bigger set of challenges through our platform. In 2017 we launched our APM product, designed to be broadly deployed in very distributed, micro-services architectures. In 2018, we were the first to combine the “three pillars of observability” with the introduction of our log management product. To allow for full-stack observability, in 2019, we launched user experience monitoring and announced network performance monitoring. Today, we offer end-to-end monitoring and analytics, powered by a common data model that is extensible for potential new use cases.

Our proprietary platform combines the power of metrics, traces and logs to provide a unified view of infrastructure and application performance and the real-time events impacting this performance. Datadog is designed to be cloud agnostic and easy to deploy, with hundreds of out-of-the-box integrations, a built-in understanding of modern technology stacks and endless customizability. Customers can deploy our platform across their entire infrastructure, making it ubiquitous and a daily part of the lives of developers, operations engineers and business leaders.

We employ a land-and-expand business model centered around offering products that are easy to adopt and have a very short time to value. Our customers can expand their footprint with us on a self-service basis. Our customers often significantly increase their usage of the products they initially buy from us and expand their usage to other products we offer on our platform. We grow with our customers as they expand their workloads in the public and private cloud. Our ability to expand within our customer base is best demonstrated by our dollar-based net retention rate, which has been over 130% as of the end of each of our last eight fiscal quarters, and was 146% as of June 30, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance” for additional information regarding our dollar-based net retention rate.

We have a highly efficient go-to-market model, which consists of a self-service tier, a high velocity inside sales team, and an enterprise sales force. As of June 30, 2019, we had approximately 8,800 customers, increasing from approximately 7,700, 5,400 and 3,800 customers as of December 31, 2018, 2017 and 2016, respectively. Approximately 590 of our customers as of June 30, 2019 had annual run-rate revenue, or ARR, of $100,000 or more, increasing from approximately 450, 240, and 130 customers as of December 31, 2018, 2017 and 2016, respectively. As of June 30, 2019, approximately 72% of our ARR was generated from customers with $100,000 or more in ARR, increasing from approximately 68%, 60% and 48% as of December 31, 2018, 2017 and 2016, respectively. In addition, as of June 30, 2019, we had 42 customers with ARR of $1.0 million or more, up from 29, 12 and two customers as of December 31, 2018, 2017 and 2016, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance” for additional information regarding ARR.

Our business has experienced rapid growth and is capital efficient. Since inception, we have raised a total of $92 million, net of repurchases. As of March 31, 2019, we had $66.0 million in cash, cash equivalents and restricted cash. We generated revenue of $100.8 million and $198.1 million in 2017 and 2018, respectively, representing year-over-year growth of 97%. Our revenue was $39.7 million in the three months ended March 31, 2018 compared to $70.1 million in the three months ended March 31, 2019, representing period-over-period growth of 76%. Substantially all of our revenue is subscription software sales. Our gross margins were 77% in each of 2017 and 2018. Our net (loss) income was $(2.6) million, $(10.8) million, $0.3 million and $(9.5) million for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. We generated operating cash flow of $13.8 million, $10.8 million, $5.4 million and $3.4 million in 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. Our free cash flow was $6.0 million, $(5.0) million, $2.2 million and $(0.9) million in 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Free Cash Flow” for additional information.

Industry Background

Monitoring software is at the foundation of an organization’s IT stack. Without monitoring, organizations are blind to factors that impact performance, reliability, scalability and availability of systems in which they have invested large amounts of resources. Once installed, monitoring becomes integral to an organization’s performance and deeply embedded into business and operational workflows. There are a number of important industry trends that are transforming the way organizations use, deploy and manage software applications and their underlying technology infrastructure. These trends are creating a significant opportunity to displace existing monitoring solutions and reshape the corresponding product categories, and include:

•

Organizations must digitally transform their businesses to compete. There has been a fundamental shift in the way organizations use technology to interact with their customers and compete in the marketplace. Today, software applications are a critical driver of business performance and software developers are becoming increasingly influential. This rise in influence is directly correlated to the increased amounts of resources organizations are dedicating to building differentiated mission-critical software. Poor technology performance negatively impacts user experience and results in lost revenue, customer churn, negative brand perception and reduced employee productivity. Therefore, companies across all industries are heavily investing to digitally transform their businesses and enhance the experience of their customers. At the same time, companies are significantly growing their investments to monitor this digital transformation. According to Gartner, enterprises will quadruple their use of APM due to increasingly digitalized business processes from 2018 through 2021 to reach 20% of all business applications.

•

We are in the early days of seismic shift to the cloud. There is a seismic shift from static on-premise IT architectures to distributed, dynamic multi-cloud and hybrid cloud architectures with ephemeral technologies such as containers, microservices and serverless architectures becoming increasingly common. According to Gartner, as the cloud becomes increasingly mainstream from 2018 to 2022, it will influence greater portions of enterprise IT decisions, with more than $1 trillion in enterprise IT spend at stake in 2019. The shift allows companies to improve agility, accelerate innovation and better manage costs. As companies migrate to the cloud and their underlying infrastructure changes, so does the monitoring of this infrastructure. We are still in the early days of this massive transformation. According to Gartner, only 5% of applications were monitored as of 2018. Worldwide spend on public cloud services, including infrastructure-as-a-service and platform-as-a-service is expected to increase from $60 billion in 2018 to approximately $173 billion in 2022, according to the IDC, representing a 30% compound annual growth rate.

•

Modern technologies create significant challenges for IT. Technologies such as containers, microservices and serverless computing create IT environments that are highly ephemeral in nature compared to static legacy on-premise environments. The number of SaaS platforms and open source tools available to IT organizations has exploded providing significant choices to developers to use the most powerful and agile services compared to a few standardized vendor suites in the on-premise world. The scale of computing resources required in the cloud has increased exponentially and is often called upon in quick, sometimes unpredictable, bursts of expanded computing capacity compared to the static nature and smaller scale required of legacy data centers. The rate of change of application development in the cloud has increased dramatically as applications are being updated in days and minutes compared to months and years. These challenges have made it extremely difficult to gain visibility and insight into infrastructure and application performance and legacy monitoring tools have struggled to adapt.

•

Collaboration of development and operations teams is critically important. DevOps is a practice and culture characterized by developers and IT operations teams working together collaboratively, each with ownership of the entire product development cycle. DevOps is essential to achieving the agility and speed required for developing and maintaining modern applications, but they have been historically siloed. In the static, on-premise world, developers and IT operations personnel functioned independently with separate goals, priorities and tools. Developers would focus on writing code to create the best applications and operations teams would be responsible for testing, scaling and deploying the applications. These teams generally did not collaborate and had separate systems and tools to track performance. Often the lack of communication between Dev and Ops teams would lead to problems in application performance as the code may not have been written with the most efficient deployment in mind, leading to difficulty scaling, latency and other performance issues. The cycle of code rewrites could be lengthy, but acceptable in the static world where software releases happened once a year. In the cloud age, where the frequency of software updates is days or minutes, this communication and coordination between Dev and Ops is essential to ensuring rapid execution and optimizing business performance. With mission-critical processes being powered by software, Dev and Ops teams must collaborate to optimize both technology and business performance. As a result, Dev and Ops teams need tools that provide a unified view of both technology and business performance in order to collaborate in real-time to optimize business results.

Limitations of Existing Offerings

Legacy commercial and homegrown technologies were designed to work with monolithic, static and on-premise environments. These approaches typically exhibit the following critical limitations:

•

Not built for dynamic and ephemeral infrastructure. Other offerings were built for static infrastructures where elements of the infrastructure and applications are deployed once and rarely change. These solutions are unable to visualize, and monitor technologies such as clouds, containers and microservices, which are highly dynamic and ephemeral in nature.

•

Not built to work with a broad set of technologies. Legacy technologies are not designed to operate in heterogeneous environments, with a myriad of vendors, applications and technologies. Instead, these offerings are built to work with a limited number of legacy, on-premise vendor suites and cannot take advantage of modern SaaS and open source technologies that the industry has recently adopted.

•

Not built for development and operations teams collaboration. Legacy offerings often force development and operations teams to use disparate monitoring technologies that do not share a common framework or set of data and analytics. This makes collaboration between Dev and Ops teams challenging and can frequently cause sub-optimal business results.

•	Not built for cloud scale. Legacy technologies are not designed for cloud scale environments and quick, sometimes unpredictable, bursts of computing resources required by modern applications.

•

Lack of advanced analytics. Legacy on-premise architectures lack scalability in collecting and processing large comprehensive datasets. Users of these legacy technologies often need to manually collect and integrate data from disparate systems and IT environments. The lack of data scale and aggregation can make it challenging to train modern machine-learning algorithms resulting in less accurate insights.

There have been a number of modern commercial technologies that have attempted to address the shortcomings of legacy approaches. These approaches typically exhibit the following limitations:

•

Point solutions lack depth of visibility and insight. Point solutions cannot offer integrated infrastructure monitoring, application performance monitoring and log management on a single platform and therefore, lack the required visibility, insight and context for optimal collaboration.

•

Monitoring sprawl exacerbates alert fatigue. Disparate tools often exacerbate the alert fatigue suffered by many organizations. Gartner notes the need for companies to trim down the number of monitoring tools used, which in the case of larger enterprises is more than 30, while some smaller organizations have monitoring tools ranging in number from three to 10.

•

Difficult to install and difficult to use. These technologies often have complicated implementation processes requiring significant professional services. These offerings are complex to use, requiring extensive upfront and ongoing training and time commitment.

•

Rigid and not extensible. These offerings are designed to address very specific use cases for a small cadre of users and can require heavy implementation costs and professional services in order to derive value. They are not easily extensible to a broad set of use cases for a greater number of technology and business users.

Our Solution and Key Strengths

Datadog was founded on the premise that the old model of siloed developers and IT operations engineers is broken, and that legacy tools used for monitoring static on-premise architectures do not work in modern cloud or hybrid environments. Datadog’s cloud-native platform enables development and operations teams to collaborate, quickly build and improve applications, and drive business performance. Empowered by our out-of-the box functionality and simple, self-service installation, our customers are able to rapidly deploy our platform to provide application- and infrastructure-wide visibility, often within minutes.

•

Built for dynamic cloud infrastructures. Our innovative platform was born in the cloud and was built to work with ephemeral cloud technologies such as microservices, containers and serverless computing. Our data model was built to work at cloud scale with highly dynamic data sets and can process more than 10 trillion events a day.

•

Simple but not simplistic. Our platform is easy-to-use with out-of-the-box integrations, customizable drag-and-drop dashboards, real-time visualization and prioritized alerting. The platform is deployed in a self-service installation process within minutes, allowing new users to quickly derive value without any specialized training or heavy implementation or customization. It is highly extensible across a wide array of use cases to a broad set of developers, operations engineers and business users. As a result, our platform is integral to business operations and used every day, and our users find increasing value in the solution over time.

•

Unified view of the three pillars of observability. Our platform includes the three pillars of observability all in one place, including infrastructure monitoring, application performance monitoring and log management. This increases efficiency by reducing both the expense and friction of attempting to glean insights from disparate systems. We are able to provide a unified view of infrastructure and application performance and the real-time events impacting this performance. Each of our products is integrated and taken together provide the ability to view metrics, traces and logs side-by-side and perform correlation analysis.

•

Built for collaboration. Our platform was built to break down the silos between developers and operations teams in order to help organizations adopt DevOps practices and improve overall business performance. We provide development and operations teams with a common set of tools to develop a joint understanding of application performance and shared insights into the infrastructure supporting the applications. Additionally, our customizable and interactive dashboards can be shared with business teams to provide them with real-time actionable insights.

•

Cloud agnostic. Our platform is designed to be deployable across all environments, including public cloud, private cloud, on-premise and multi-cloud hybrid environments, allowing organizations to diversify their infrastructure and reduce single vendor dependence.

•

Ubiquitous. Datadog is frequently deployed across a customer’s entire infrastructure, making it ubiquitous. Compared to legacy systems that are often used only by a few users in an organization’s IT operations team, Datadog is a daily part of the lives of developers, operations engineers and business leaders. For example, a leading communications software technology provider has almost 800 Datadog users, about half of the company’s total employee count and greater than the total number of the company’s engineers. Further, a Fortune 500 financial services firm has over 3,000 Datadog users.

•

Integrates with our customers’ complex environments. We enable development and operations teams to harness the full spectrum of SaaS and open source tools. We have over 350 out-of-the-box integrations with technologies to provide significant value to our customers without the need for professional services. Our integrations provide for comprehensive data point aggregation and consistent, up-to-date, high-quality customer experiences across heterogeneous IT environments as they are fully maintained by Datadog.

•

Powered by robust analytics and machine-learning. Our platform ingests massive amounts of data into our unified data warehouse. We develop actionable insights using our advanced analytics capabilities. Our platform features machine learning that can cross-correlate metrics, traces and logs to identify outliers and notify users of potential anomalies before they impact the business.

•

Scalable. Our SaaS platform is highly scalable and is delivered through the cloud. Our platform is massively scalable currently monitoring more than 10 trillion events a day and millions of servers and containers at any point in time. We offer secure, easily accessible data retention at full granularity for extensive periods of time, which can provide customers with a complete view of their historical data.

Key Benefits to Our Customers

Our platform provides the following key benefits to our customers:

•

Accelerate digital transformation. We enable customers to take full advantage of the cloud to develop and maintain mission-critical applications with agility and with confidence in the face of increasing business and time pressure and complexity of underlying infrastructure. As a result, our platform helps accelerate innovation cycles, deliver exceptional digital experiences and optimize business performance.

•

Reduce time to problem detection and resolution. Using infrastructure, APM and log data in our unified platform, our customers are able to quickly isolate the root cause of application issues in one place where they otherwise would be required to spend hours trying to investigate using multiple tools. Additionally, our machine learning algorithms are trained on the enormous amount of data that our customers send us to detect anomalies and predict failures in customer systems in real time, something that is impossible to do manually. The reduction in mean time to detection, or MTTD, and mean time to resolution, or MTTR, helps our customers avoid lost revenues and enhance customer experience.

•

Improve agility of development, operations and business teams. We eliminate the historical silos of development and operations teams and provide a platform that enables efficient and agile development through the adoption of DevOps. Our platform enables development and operations teams to collaborate closely with a shared understanding of data and analytics. This helps them develop a joint understanding of application performance and shared insights into the infrastructure supporting the applications. Additionally, for businesses, our customizable and easy-to-understand dashboards can be shared with business teams to provide them with real-time actionable insights into business performance.

•

Enable operational efficiency. Our solution is easy to install, which eliminates the need for heavy implementation costs and professional services. We have over 350 out-of-the-box integrations with key technologies, from which our customers can derive significant value, avoiding internal development costs and professional services required to create those integrations. Our customer-centric pricing model is tailored to customers’ desired usage needs. For example, our log management solution has differentiated pricing for logs indexed versus logs ingested. Our platform empowers customers to better understand the operational needs of their applications and IT environments, enabling greater efficiency in resource allocation and spend on cloud infrastructure.

Our customers span a variety of industries and their deployments of our platform include a variety of use cases. Customer success stories include:

•

A large financial services institution consolidated numerous monitoring tools into a single platform, reducing operational complexity and overhead and offering executives a single source of truth about the health of their business and IT environment.

•

A Fortune 100 pharmaceutical company monitors across public cloud, containerized and on-premise environments, helping eliminate engineers’ alert fatigue from disparate tools, reducing mean time to resolution and improving compliance with service-level agreements.

•

A global shipping and logistics company accelerates the delivery and development of applications, providing them the ability to drive efficiencies in their supply chain, such as fuel cost planning and tracking of shipments.

•	A large retailer and e-commerce company avoids website outages that cause lost revenue and enables flexible capacity planning to scale-up infrastructure during peak customer demand.

•

A large hospitality company improves development and operations teams collaboration and reduces mean time to resolution by visualizing service inter-dependencies, to ultimately improve customer satisfaction.

Our Opportunity

Our platform provides comprehensive visibility and insights into IT infrastructure, application performance and the real time events impacting this performance. Our platform is employed across public cloud, private cloud, on-premise and multi-cloud hybrid environments. We believe that our platform currently addresses a significant portion of the IT Operations Management market. According to Gartner, the IT Operations Management market represents a $37 billion opportunity in 2023. We believe a large portion of this spend is for legacy on-premise and private cloud environments, but does not fully include the opportunity in modern multi-cloud and hybrid cloud environments. Our platform is designed to address both legacy and modern environments.

We estimate our current market opportunity to be approximately $35 billion. We calculate this figure using the total number of global companies with 200 or more employees, which we determined by referencing independent industry data from the S&P Capital IQ database. We then segment these companies into two cohorts based on the number of employees: companies that have between 200 and 999 employees and companies that have 1,000 or more employees. We then multiply the number of companies in each cohort by the average ARR per customer for each of our platform products. Our average ARR per customer is defined as the ARR in each platform product, for customers in the corresponding cohort of employee count, divided by the total number of customers in the corresponding platform product and cohort of employee count, as of June 30, 2019.

We believe that we are currently underpenetrated in our existing customer base. We expect our estimated market opportunity will continue to expand as customers deploy our solution across a larger portion of their IT environments and adopt a greater number of our platform products.

Our Growth Strategies

We intend to pursue the following growth strategies:

•

Expand our customer base by acquiring new customers. Our market penetration is low. We believe there is a substantial opportunity to continue to grow our customer base. We intend to drive new customer additions by expanding our sales and marketing efforts in the markets we serve.

•

Expand within our existing customer base through broader deployments, new use cases and new product adoption. Our base of approximately 8,800 customers represents a significant opportunity for further sales expansion. For example, for the six months ended June 30, 2019, over 35% of new ARR came from our newer platform products, APM and logs, up from over 10% in the same period a year earlier. We plan to continue to increase sales within our existing customer base through increased usage of our platform and the cross selling of additional products.

•

Expand our technology leadership through continued investment and new products. Our goal is to expand our platform over time beyond our current three pillars of observability. We intend to invest in expanding the functionality of our current platform and adding capabilities that address new market opportunities. We have a history of continued innovation. For example, we launched APM in 2017, log management in 2018, and both user experience and network performance monitoring in 2019. This innovation strategy will provide new avenues for growth and allow us to continue to deliver differentiated outcomes to our customers. We have also selectively pursued acquisitions and strategic investments in businesses and technologies to drive product and market expansion and will continue to evaluate strategic acquisitions and investments on a case-by-case basis.

•

Expand our customer base internationally. We believe there is a significant opportunity to expand usage of our platform outside of the United States, as international markets have increased the shift of their IT spend to the cloud. We have made significant investments in expanding our presence in EMEA and APAC. As of December 31, 2018, approximately 24% of our ARR came from customers outside of North America. We intend to add international sales team members to take advantage of this market opportunity while refining our go-to-market approach based on local market dynamics.

Our Platform

Our proprietary platform provides real-time insights into software applications and IT infrastructure performance to enable better user experiences, faster problem detection and resolution and smarter, more impactful business decisions. Our platform is also modular and includes infrastructure monitoring, application performance monitoring, log management, user experience monitoring and network performance monitoring, as well as a range of shared features such as sophisticated dashboards, advanced analytics, collaboration tools and alerting capabilities. Each of our products is fully capable stand-alone so clients can choose to use different capabilities incrementally or deploy many at once. When deployed together, our products automatically enable cross-correlation, which in turn allows customers to gain greater levels of visibility across their infrastructure and applications to more rapidly troubleshoot problems.

Our platform is supported by hundreds of integrations to seamlessly aggregate metrics and events across all of the systems and services that power digital businesses. Our easy-to-use platform is deployed through a self-service installation process. Users can derive value from our platform within minutes without any specialized training or heavy implementation or customization. Customers can easily expand their usage of our platform on a self-serve basis, adding hosts or volumes of data monitored. Our platform is massively scalable currently monitoring more than 10 trillion events a day and millions of servers and containers.

The key elements that can be leveraged across our platform:

•

Single pane of glass. Our ability to provide a unified source of data enables users to access information from a single platform and easily explore multiple data sources. Through a single dashboard and with a common data framework, users are able to access and explore all of the relevant performance data from their applications, hosts, containers and services. Users are able to more quickly assess and resolve their issues without having to toggle between multiple products and translate multiple data sources.

•

Robust, deep data set. Our client-side collection technology is built on a unified data model and relies on installation of a single agent for metrics, traces, and logs, allowing for a simple, seamless deployment experience for the customers. We ingest massive amounts of complex data and normalize it. The volume of data associated with combining infrastructure, APM and log management provides for a dramatically more robust data set than any of the individual data sources would provide on their own. Having insight across all of these data points and understanding their measurements leading up to prior incidents provides for a more in-depth understanding of root cause analysis and potential performance issues. We provide code level visibility to identify the specific cause of the issue, allowing for a targeted remediation effort with minimal turnaround time.

•

SaaS Platform. Our cloud based multi-tenant SaaS platform allows for real-time ingestion, and analysis of massive amounts of data, without our customers needing to worry about the provisioning, sizing and capacity of their monitoring platform.

•

Unified data model. Our platform automatically combines related monitoring and analytics data such as metrics, APM and log traces from over 350 disparate, complex sources of data through our technology integrations. Our unified data model enables development and operations teams to quickly troubleshoot and diagnose in one place instead of having to manually track the health and performance of their applications across several different software tools.

•

Cross-correlation. All of our solutions are integrated and work cohesively to provide a deep level of context and insight into what is occurring in a customer’s IT environment. By integrating infrastructure monitoring, application performance monitoring and log management in a single platform, our clients are able to analyze cross-correlations between metrics, traces and logs in one platform, at a deeper level, and resolve issues more quickly than if the products are used separately. Our platform’s ability to apply machine learning and cross-correlation to all of the data contained in our platform allows for users to predict likely issues, and proactively remediate them before they occur.

•

Out-of-the-box, actionable insights. From the moment of installation, our platform provides actionable insights through customizable dashboards, predictive analytics, automated correlations, visualizations and alerting. These insights enable customers to develop and update mission-critical applications with agility and confidence in the face of increasing business and time pressure, as well as increasing complexity of underlying infrastructure.

•

High accuracy machine-learning capabilities and predictive capabilities powered by the network effect. Our multi-tenant cloud platform analyzes massive data sets ingested across our customers and their IT environments. It uses machine learning to predict and identify sources of performance or availability issues that customers share due to dependencies on common service providers or third-party services. Additionally, our algorithms look at historical behavior, in context, in order to predict issues before they occur. Our platform allows users to quickly and easily discern if an incident or service impact was caused by code changes, infrastructure degradation or third-party dependencies and provides them with the visibility to identify the scope of business impact and root cause. This allows for a targeted and prioritized remediation plan, reducing time to recovery.

•

350+ fully supported integrations. We offer more than 350 out-of-the-box integrations including public cloud, private cloud, on-premise hardware, databases and third-party software. Our integrations normalize complex data streams and are highly robust. We believe we provide more data points than our competitors. These out-of-the-box integrations have easy-to-use APIs that quickly and efficiently connect to a broad range of technologies and the data that they generate. Our integrations do not require any professional services to implement.

•

Automated alerts. We offer sophisticated real time alerting capabilities in the platform that detects issues, alerts users, and integrates with their service management systems. The alerting provides for expressing complex user-defined rules as well as fully-automated, machine-learning based predictions, anomaly and outlier detection.

•

Trace, log, metric, synthetics correlation. Correlation of infrastructure metrics, APM traces, log data and synthetics not only identifies what issues may be occurring in an application, but also provides a deeper understanding of the root cause of the issues and powers faster troubleshooting.

Our platform consists of five products that can be used individually or as a unified solution, including:

•

Infrastructure Monitoring. Our platform provides real-time monitoring of IT infrastructure across public cloud, private cloud and hybrid environments ensuring performance and availability of applications. All infrastructure data is located in one repository with automatic correlation, regardless of environment size or rate of change, to provide a fulsome view of everything that is occurring across the IT ecosystem. Key features include:

•

Dashboarding and correlation analysis. Our platform centralizes the monitoring of systems and services in easy-to-use, customizable dashboards, created by dragging and dropping widgets, and visualizations. Our unified dashboards allow for a common framework across Dev and Ops teams to provide a joint understanding of infrastructure and application performance. Data from integrations and other products can be consolidated in the same dashboard and events can be correlated with metrics data allowing for a deep level of context and insight into IT and business performance.

•

Infrastructure visualization. We offer the capability to discover and assess an entire infrastructure in a single view, from the simplest to the most massive ecosystems comprised of hundreds of thousands of hosts or containers. This allows users to quickly understand the topology and health of their infrastructure assets.

•

Data retention. We use our proprietary data storage to retain data at full granularity for brief or extensive periods of time to provide insight into performance and analyze historical trends. The full granularity of data retention provides for high accuracy machine learning and the unique ability to examine and compare two time periods for highly seasonal businesses.

•

Business metrics. Metrics such as shopping cart purchases, hotel check-ins, or ad impressions served are ingested and available for analysis giving users insight not only into their infrastructure and application performance but also business performance. Organizations use these metrics so that a business user can understand and manage mission-critical digital operations.

•

Anomaly detection. Our platform provides predictive capabilities that identify potential faults and allow our customers to identify and mitigate potential issues before their businesses are impacted. Our platform observes and correlates historic and real-time signals across combined inputs to identify anomalous behaviors as well as forecast upcoming user facing impact. These combined data provide our machine-learning models deeper understanding of a given application or service, allowing the platform to more quickly identify and raise potential service impact than any single data set would on its own.

•

Host monitoring. Our host monitoring functionality provides deep monitoring health and availability of all the servers in a customer environment. Our unique capabilities provide both summary about the hosts as well as detailed information about application components that run on these hosts (e.g. databases, web servers, application servers etc.).

•

Container monitoring. Our container visualization functionality offers real-time insight into the health, resource consumption and deployment of containers that enable a global view of a company’s environment, allowing users to dynamically group, filter and explore all containers. This gives users the ability to manage and visualize the ephemeral and complex environments that are increasingly prevalent in modern IT ecosystems.

•

Serverless monitoring. Our customers can search, filter and explore all serverless functions in one central view. Our serverless monitoring allows users to combine insights across metrics, traces and logs, to ensure serverless functions are performing properly, and troubleshoot issues that arise.

•

Service Level Management. Our customers can easily track SLOs (Service Level Objectives) and performance against error budgets in a simple interface that is relevant to both engineers and business users.

•

Application Performance Monitoring (APM). We provide full visibility into the health and functioning of applications regardless of the deployment environment. Distributed tracing across microservices, hosts, containers and serverless computing functions allows our customers to gain deep insights into application performance. In-context correlation of APM traces to logs and infrastructure metrics provides for faster troubleshooting allowing issues to be resolved in minimal time. Key features include:

•

Trace visualization. Our users can visualize and trace executed code through the various systems that process code to determine how long each system worked to execute a specific request. This functionality allows users to identify exactly where an issue is occurring across the system in order to accelerate time to remediation.

•

Trace search and analytics. Our trace analytics allows customers quickly filter down to narrow problematic traces to any service, endpoint, customer, group of customers, or any other subset of your data. Traces can be queried and browsed to understand performance across specific sections of an application. Our trace searching capabilities are available through an easy-to-use GUI interface that does not require a specialized query language, making it accessible to a broad range of users with minimal training or specific expertise.

•

Service map. Automatic and real-time mapping of data flows and dependencies based on distributed traces allows users to dynamically visualize how data flows between services and the volume of data that each service is sending in and out, in order to understand real-time performance health of each service.

•

Service overview. Users can see all services and high-level KPIs related to each service from a single pane of glass. Service overview provides users with the ability to assess performance details at a highly granular level in order to gain an in-depth view of how the application is working.

•

Broad language support. Our APM solution supports the most commonly used programming languages and frameworks including, but not limited to, Java, Python, Go, Ruby, .NET, Node.js and PHP, allowing for breadth of deployment across customers of all sizes.

•

Fully automated anomaly detection. Watchdog is our auto-detection engine that surfaces performance problems in applications without any manual setup or configuration. Watchdog analyzes all performance data that is ingested, and performs machine learning based anomaly detection to identify any unusual trends or occurrences in this data to predict and alert users to any potential issues ahead of them occurring.

•

Log Management. Log management for applications, systems and cloud platforms ingests data, creates indexes and enables querying of logs with visualizations and alerting to ensure immediate insight into any performance issues. Machine-learning powered pattern detection of frequently occurring logs allows predictive functionality to pre-emptively address issues before they occur. Key features include:

•

Logging without limits. Our product allows customers to decouple the cost of log ingestion from processing. This in turn makes it possible to cost-effectively collect a massive volume of logs and selectively process the ones they need to monitor in real-time. Archived logs can be rehydrated, or reloaded on demand for investigation.

•

Logs enrichment. Datadog automatically collects, tags, and enriches customer logs with Datadog’s built-in integrations. This in turn helps customers explore, investigate and analyze logs in our platform quickly without complex query logic. Additionally, this functionality allows customers to quickly navigate between logs and the related infrastructure and APM dashboards for root cause analysis.

•

Log patterns. Log patterns provide real-time analysis and clustering of events, which allows investigations to quickly eliminate noise and identify anomalous or unexpected activities. Our multi-tenant cloud platform analyzes data ingested across customer and ecosystems, to predict and identify faults that customers share due to dependencies on common service providers or third- party services. These features, when combined with Watchdog, allow our platform to identify and raise user-impacting events automatically.

•	Processing pipelines. Our log processing pipelines capability allows customers to enrich logs with custom data facets that make searching and filtering logs intuitive and quick for all users.

•

User Experience Monitoring. User experience monitoring brings visibility up the stack to monitor the digital experience of the customer. Datadog user experience monitoring includes both the simulation of customers, through Synthetics, and the monitoring of actual users, through Real User Monitoring. Key features include:

•	Synthetics. Synthetics provides user-experience monitoring of applications and API endpoints via simulated user requests to track application performance and ensure uptime.

•

API tests. API tests actively simulate an application or user querying an API or accessing a webpage to ensure that web requests are being processed as expected from multiple points around the world, and proactively monitor site availability to reduce mean time to detection and resolution.

•

Browser tests. Browser tests monitor user experience, ensuring web pages are fully functional by simulating step-by-step user journeys including specific button clicks, filling out fields and interacting with various page elements on multiple web browsers and browser versions. AI-powered tests enable the monitoring of critical business transactions to ensure that these core customer-facing digital capabilities are always running at optimal functionality.

•	Real User Monitoring. Currently available in beta, Datadog Real User Monitoring provides analysis and visualization of the performance of frontend applications as experienced by all actual users.

•

Automatic correlation. User Experience Monitoring delivers end-to-end monitoring, including correlation with application traces, infrastructure-level metrics and logs to quickly troubleshoot performance issues.

•

Network Performance Monitoring. Currently available in beta, Datadog Network Performance Monitoring enables the analysis and visualization of the flow of network traffic in cloud-based or hybrid environments. It allows the mapping of full-stack dependencies, and is fully integrated with the Datadog platform. It is very lightweight, allowing customers to monitor the flow of network traffic without sacrificing performance.

Our Customers

Organizations of all sizes, in all industries, both private and public, purchase our products for a variety of use cases. As of June 30, 2019, we had 8,846 customers in over 100 countries. We have been adopted by thousands of enterprises globally across a wide range of industries. As of June 30, 2019, we had 594 customers with ARR of $100,000 or more, an increase from 453, 239 and 126 as of December 31, 2018, 2017 and 2016, respectively. In addition, as of June 30, 2019, we had 42 customers with ARR of $1.0 million or more, up from 29, 12 and two customers as of December 31, 2018, 2017 and 2016, respectively. We have seen increased traction with enterprise customers, a testament to our success and ability to grow. As of June 30, 2019, the average ARR of our enterprise customers, defined as having 5,000 or more employees, was approximately $200,000, which has increased from approximately $120,000 as of December 31, 2017. The average ARR of our mid-market customers, defined as having between 1,000 and 5,000 employees, was approximately $140,000, which has increased from approximately $70,000 as of December 31, 2017. No customer, including any group of customers under common control or customers that are affiliates of each other, represented more than 10% of our revenue in 2017 or 2018.

Representative customers by industry vertical are listed below:

Consumer & Retail	Financial Services	Industrial, Transportation & Healthcare
Airbnb	Coinbase	BrightInsight, a Flex Company
Delivery Hero	Credit Suisse	Haier U.S. Solutions
Expedia Group	Donnelley Financial Solutions (DFIN)	Maersk Group
GrubHub	HSBC	Qantas
Instacart	IHS Markit	PSEG
Mercado Libre	Jefferies	ServiceMaster
Nextdoor	Morgan Stanley	SHARE NOW
Peloton	RBC	SNCF
Ring	S&P Global	TELUS Health
Starbucks	Thomson Reuters	Trimble
TrueCar	Wirecard	UnitedHealth Group/Optum
Wayfair		Wabtec Corporation

Media, Entertainment & Telecommunications	Technology
BuzzFeed	Aspect Software
Comcast	Cvent
Condé Nast	Dropbox
Dow Jones	Evernote
Hearst	HashiCorp
Hulu	Lenovo
KDDI Corporation	Looker
Nielsen	PagerDuty
Schibsted Media Group	Pegasystems
Telstra	Pivotal Software
Vodafone	Salesforce
Samsung Electronics
Twilio
Zendesk

Customer Case Studies

The following are representative examples of how some of our customers have benefitted from using Datadog:

Airbnb

Industry: Consumer & Retail

Products Used: Infrastructure, APM

Customer Since: 2013

Founded in 2008, Airbnb exists to create a world where anyone can belong anywhere, providing healthy travel that is local, authentic, diverse, inclusive and sustainable. Airbnb uniquely leverages technology to economically empower millions of people around the world to unlock and monetize their spaces, passions and talents to become hospitality entrepreneurs. Airbnb’s accommodation marketplace provides access to 6+ million unique places to stay in 100,000+ cities and 191 countries and regions. With Experiences, Airbnb offers unprecedented access to local communities and interests through 40,000+ unique, handcrafted activities run by hosts across 1,000+ markets around the world. Airbnb’s people-to-people platform benefits all its stakeholders, including hosts, guests, employees and the communities in which it operates.

The complexity of Airbnb’s technical infrastructure requires a robust, but flexible platform that can meet the needs of its rapidly expanding global business. The company’s engineers have used Datadog since 2013 to collect and share data and knowledge about their infrastructure. In 2018, Airbnb also started using Datadog for APM, bringing infrastructure and application-level insight onto one platform. Over the years, the company’s decentralized engineering organization has grown substantially, and Datadog has played a vital role helping independent teams coordinate as they work on shared underlying systems. The single source of truth for system insight and collaboration that Datadog offers helps Airbnb ensure its users have exceptional travel experiences.

Coinbase

Industry: Financial Services

Products Used: Infrastructure, APM

Customer Since: 2018

Coinbase is a leading digital currency exchange with over 20 million users, encompassing consumers, advanced traders, businesses, and institutions. The company has facilitated the exchange of over $150 billion in currency to date. By the end of 2017, exploding interest in digital currencies led to a 60x surge in traffic to Coinbase’s customer-facing applications, which severely strained the company’s home-grown monitoring system. Coinbase required a monitoring and analytics solution that was capable of scaling with Coinbase’s exponential growth.

In 2018, Coinbase chose Datadog to free engineers to focus on building new functionality, and provide a fast, secure, scalable, and usable monitoring tool that could handle future growth in transaction volumes. Datadog was able to meet Coinbase’s extremely rigorous security requirements, which contribute to the company’s recognition as one of the most trusted digital currency exchanges. Today, Coinbase’s more than 200 engineers use Datadog to provide timely and detailed insight into the health of their applications and infrastructure through robust dashboards and alerts. By helping Coinbase achieve its objectives for service reliability and quality, Datadog ensures positive user experiences and continued trust in Coinbase’s platform.

Comcast

Industry: Media, Entertainment & Telecommunications

Products Used: Infrastructure, APM, Logs

Customer Since: 2017

Comcast Corporation is a global telecommunications and media conglomerate. The company is shifting more customer-facing, mission-critical applications to the cloud and also building new businesses powered by cloud infrastructure. These initiatives require robust cloud performance monitoring to reduce technology and business risk, enable system visibility, and improve team agility.

Since 2017, Datadog has empowered multiple Comcast businesses with a clear view into the underlying systems and applications that deliver an exceptional customer experience. The Comcast Timeline team leverages the Datadog platform to ensure its infrastructure, applications, and related logs are operating with the high performance required to support its business objectives. Comcast Digital Home has chosen Datadog for infrastructure and application monitoring in order to ensure the success of their growing Xhome and Xfi businesses. Beyond cloud infrastructure, Datadog has also worked with Comcast teams to provide visibility into on-premises infrastructures. In these cases and multiple others, Datadog has replaced time and labor-intensive solutions and enriched Comcast’s monitoring and log management capabilities. Datadog has enabled Comcast technical teams to spend less time monitoring and troubleshooting and more time building new features and functionality that benefit customers.

HSBC

Industry: Financial Services

Product Used: Infrastructure

Customer Since: 2018

HSBC is one of the world’s largest banking and financial services institutions. The company is migrating existing mission-critical, customer-facing applications to a modern, dynamic on-premises application hosting environment, and required a modern monitoring solution to ensure the success of this initiative.

In 2018, HSBC selected Datadog to replace legacy infrastructure monitoring tools in its emerging application platform. This use has expanded to monitor the entire infrastructure which hosts 12,000 key banking applications. Several factors differentiated Datadog for HSBC: out-of-the-box dashboards and visualizations, fully-supported cloud and PaaS integrations, and ease of use. Datadog is helping to drive a collaborative culture among technical teams, and freeing up time and resources to build new capabilities.

Peloton

Industry: Consumer & Retail

Products Used: Infrastructure, APM

Customer Since: 2013

Peloton brings the energy and benefits of group fitness into the home, by combining advanced technology, media, and equipment. In order to create the engagement and energy of a live exercise class, Peloton needs to deliver a high-quality video feed and real-time stats to their rapidly growing user base, and minimize any perceived lag.

In 2013, Peloton adopted Datadog’s Infrastructure Monitoring platform to alert on availability and performance issues in the cloud infrastructure supporting their core application. The company also uses Datadog to collect custom user-experience metrics from the in-home equipment, such as video lag and wi-fi strength. And, in 2017, Peloton added Datadog’s APM capabilities to continuously identify and eliminate slowness and inefficiencies in their core application. The insight Datadog provides has helped Peloton’s engineers scale their business rapidly and improve the user experience at the same time. For example, using Datadog, Peloton was able to cut the response time when users search for a class by a factor of four. Within the first 30-45 days of using the platform, engineers were able to identify the top user requests that were having performance issues and reduced response time by 80-90%.

Starbucks

Industry: Consumer & Retail

Products Used: Infrastructure, APM, Logs

Customer Since: 2017

Starbucks is the world’s largest coffee company. The company’s app and loyalty program are widely recognized as among the most successful and innovative of major consumer brands. These increasingly critical digital customer touchpoints drive billions of dollars in sales and must be fast, highly reliable, and a source of business insight.

In 2017, Starbucks adopted Datadog’s Infrastructure Monitoring platform to support their digital transformation. Since then, the company has added Datadog’s APM and Log Management capabilities to ensure smooth digital customer experiences and fast deployment of new, innovative features. As Starbucks deploys new features and changes on the app, Datadog provides engineers immediate feedback on performance. With many ways for customers to pay (plastic cards, mobile payments, the Starbucks app, and third-party apps) Datadog collects crucial transaction data, allowing Starbucks to better understand the customer and ensure purchases are recognized through the rewards program. In all, there are currently over 100 Starbucks teams using Datadog to support the business.

Twilio

Industry: Technology

Product Used: Infrastructure

Customer Since: 2015

Twilio is the leading cloud platform that enables developers to embed communications channels like voice, text, chat, video, and email into their software. With thousands of microservices powering its platform, Twilio needed a solution to help their more than 100 engineering teams collect, analyze, and share vital performance metrics.

Twilio adopted Datadog’s Infrastructure Monitoring platform in 2015 and their usage, as measured by hosts monitored, has grown more than 4x since then. The company leverages Datadog’s hundreds of fully-supported technology integrations to ingest a tremendous amount of performance data, and then quickly process, visualize, and gain insight into their microservices. The Datadog platform has provided a single place for Twilio’s technical teams to make sense of a very complex, high scale, and dynamic infrastructure environment, which ultimately helps Twilio provide reliable and innovative communications services to customers.

Wabtec Corporation

Industry: Industrial & Transportation

Products Used: Infrastructure, APM, Logs

Customer Since: 2018

Wabtec is a global digital industrial leader and supplier to the rail, mining, marine, stationary power, and drilling industries. The company has a large-scale initiative to migrate existing applications to the cloud and build new applications on the cloud. The company required a robust, cloud-native performance monitoring solution to ensure the success of this initiative.

In 2018, legacy GE Transportation, now a Wabtec company, adopted Datadog for Infrastructure Monitoring, APM, and Log Management in one platform. The detailed insight Datadog provides is enabling teams to migrate applications to the cloud on schedule and with minimal disruption. Datadog’s ease of use is helping the company onboard new application development teams and helping to drive adoption of the new cloud environment. In addition, Datadog’s native support for hundreds of popular, modern tools and services is enabling Wabtec developers to introduce new technologies with confidence.

Zendesk

Industry: Technology

Products Used: Infrastructure, APM, Logs

Customer Since: 2013

Zendesk’s customer service and engagement products are powerful and flexible, and scale to meet the needs of any business. Zendesk serves businesses across hundreds of industries, with more than 145,000 paid customer accounts offering service and support in over 30 languages. Zendesk’s globally-distributed engineering teams had long selected their own performance monitoring tools, leading to tool sprawl, data silos, and monitoring gaps. In order to boost developer productivity and improve troubleshooting speed and effectiveness, Zendesk sought to consolidate its performance monitoring toolset.

In 2013, Zendesk invested in Datadog’s Infrastructure Monitoring platform, and in 2018 adopted Datadog APM for code-level insight in one platform. Then, in 2019, Zendesk added Datadog’s log management capabilities, bringing a third pillar of highly granular performance data onto the platform. Over the last six years, Zendesk has partnered with Datadog to serve their evolving needs. For example, Zendesk extensively uses Datadog APM and Log Management to find “needles in haystacks”—that is, to precisely pinpoint issues such as individual requests that are taking too long or utilizing too much infrastructure capacity. This data-driven insight gives teams specific guidance on how to improve the performance of their code, and also immediately see if changes and new deployments are working as expected. By embracing Datadog as a unified platform for insight on infrastructure, applications, and logs, Zendesk is enabling its more than 500 engineers to spend less time searching for solutions and more time building new functionality. Beyond being leveraged by engineers, Zendesk’s support organization uses insights and information from Datadog to ensure a leading customer experience.

Our Technology

SaaS Platform

Our SaaS platform was purpose-built for scaling and leveraging modern technologies such as containers, microservices and serverless computing. This has informed many of the technology architectural decisions we have made for our platform and products, as we understand the complexity of operating in these dynamic environments. Our SaaS multi-tenant platform allows us to rapidly introduce new features required by today’s rapidly changing technology environment. The result is an “always-on” service that provides customers with daily enhancements and unlimited capacity to take on new performance data that a customer opts to monitor and analyze with our platform, reducing the friction associated with onboarding.

Proprietary Data Storage System Drives Scalability

We built a proprietary data storage system that provides our platform with the scale to ingest, stream and analyze massive datasets in real time. Our platform is able to process and store several trillion events points a day in a highly performant manner through the use of our proprietary database architecture. This system allows for quick, behind-the-scenes querying of data at full granularity, and presents it to the user in real-time. Given the scale of our datasets we are able to drive better, more actionable, insights infrastructure, application and business performance.

One Data Model

We built Datadog to break the old model of siloed development and operations teams by making monitoring and monitoring data accessible to everyone in the organization. Every piece of data that is ingested by our platform is consistently tagged with metadata regardless of its type. This allows for different kinds of performance data, such as a log event and an application trace, to be queried together, correlated, alerted on, and visualized in a common user interface.

Enterprise-Grade Security and Compliance

We are committed to the security and privacy of our customers’ data. Data submitted to the Datadog service by authorized users is considered confidential, is protected in transit across public networks and encrypted at rest. All data transmitted between Datadog and Datadog users is protected using Transport Layer Security and HTTP Strict Transport Security. Additionally, we have continued to pursue independent third-party assessments and validations of our security and compliance capabilities, including through industry-standard reports like SOC 2 Type II. We have also completed a third-party HIPAA compliance assessment for the Log Management product.

Our Ecosystem

Datadog’s client software, such as our agent, integration plugins, SDKs and documentation are licensed and developed as open source software. Our community is made up of thousands of developers, representing over

650 organizations, who contribute code and documentation to extend and improve upon Datadog’s client software. In addition, we offer a free version of our software to reduce the friction of customer adoption and encourage developer utilization.

In addition to our own projects, Datadog is an active participant in upstream software projects, community foundations and standard bodies. Participation in these projects and advisory boards such as the Open-Tracing Specification Council, Kubernetes, Terraform, Istio and others, allows us to play an active role in driving these projects to meet our customers’ monitoring needs and ensure integration with our own services.

We believe that participating in the open source community makes it easier for our customers to do business with us and enhances the attractiveness and depth of our offering. It allows our customers to more efficiently write their own integrations and increases the transparency of our technology that may be downloaded. Further, we believe it allows us to attract and retain talented engineers and strengthens our reputation within the developer community.

Sales and Marketing

Our sales team is segmented into four revenue-generating areas: an enterprise sales team that sells to large businesses; a high velocity inside-sales team that is focused on acquiring new customers; a customer success team that handles new customer on-boarding and expansions in existing customers; and a partner team that works with resellers, distributors and managed service providers. Each of these teams is further split regionally for geographic coverage across Americas, APAC and EMEA. The sales teams work with marketing to actively pursue leads generated from marketing programs and help take prospective customers through an evaluation and purchase process.

We sell to organizations of all sizes across a broad range of industries and make it easy for developers and IT operations teams to begin using our platform. As a result of the viral nature and ease of use of our platform, our products are able to capitalize on the decision-making power of the developer community to initially land with development and IT operation teams and then spread organically to broader teams. Our relationships within customer organizations often grow beyond the initial users of the technology to include senior technology and business decision-makers. We also engage with our customers on an ongoing basis through a customer success team, to ensure customer satisfaction and to help expand their usage of our platform. In addition, we have select resellers, managed service providers and partners who sell our products.

Our customer success team manages the relationships of our customers, primarily focused on those that come from the inside sales channel, and through partnership with the enterprise sales force. In addition to being a day-to-day contact for our customers, our customer success team drives renewals, upsells and cross-sells. As key drivers of our land-and-expand business model, customer success employees ensure customers are receiving value from our platform, while supporting a growing relationship over time through increased usage of our platform and adoption of newer platform products.

We focus our multi-touch marketing efforts on the strength of our product innovation, the value we provide and our domain expertise. We target the development and IT operations community through our marketing activities, using diverse tactics to connect with prospective customers, such as content marketing, email marketing, events, digital advertising, social media, public relations, partner marketing and community initiatives. We offer prospective customers free trials to help them understand the power of our platform. Once a prospective customer is trialing Datadog, our sales efforts aim to land an initial purchase, which we then work to expand into broader use cases, increased environment footprints and new product adoption. We also host and present at regional, national and global events, including our Dash conference, to engage both customers and prospects, deliver product training, share best practices and foster community. Our technical leaders and evangelists frequently speak as subject matter experts at market-leading developer events such as DevOpsDays and AWS re:Invent.

As of June 30, 2019, we had 474 employees in our sales and marketing organization, including sales development, field sales, sales engineering, business development, sales operations, sales strategy, customer success and marketing personnel. We intend to continue to invest in our sales and marketing capabilities to capitalize on our market opportunity.

Research and Development

Our research and development organization is responsible for the design, development, testing and delivery of new technologies, features and integrations of our platform, as well as the continued improvement and iteration of our existing products. It is also responsible for operating and scaling our platform including the underlying cloud infrastructure. Our most significant investments are in research and development to drive core technology innovation and bring new products to market. Research and development employees are located primarily in our New York and Paris offices, as well as remotely distributed.

Our research and development team consists of our software engineering, user experience, product management, development and site reliability engineering teams. As of June 30, 2019, we had 462 employees in our research and development organization. We intend to continue to invest in our research and development capabilities to extend our platform and products.

Our Competition

The worldwide monitoring and analytics market is and has been highly competitive for decades and is rapidly evolving. We compete on the basis of a number of factors, including:

•	ability to provide unified, real-time observability of IT environments;

•	ability to operate in dynamic and elastic environments;

•	extensibility across the enterprise, including development, operations and business users;

•	propensity to enable collaboration between development, operations and business users;

•	ability to monitor any combination of public clouds, private clouds, on-premise and multi-cloud hybrids;

•	ability to provide advanced analytics and machine learning;

•	ease of deployment, implementation and use;

•	breadth of offering and key technology integrations;

•	performance, security, scalability and reliability;

•	quality of service and customer satisfaction;

•	total cost of ownership; and

•	brand recognition and reputation.

Our unified platform combines functionality from numerous traditional product categories, and hence we compete in each of these categories with different vendors:

•

With respect to on-premise infrastructure monitoring, we compete with diversified technology companies and systems management vendors including IBM, Microsoft Corporation, Micro Focus International plc, BMC Software, Inc. and Computer Associates International, Inc.

•	With respect to APM, we compete with Cisco Systems, Inc., New Relic, Inc. and Dynatrace Software Inc.

•	With respect to Log management, we compete with Splunk Inc. and Elastic N.V.

•	With respect to Cloud monitoring, we compete with native solutions from cloud providers such as Amazon.com, Inc. (AWS), Alphabet Inc. (GCP) and Microsoft Corporation (Azure).

Additionally, we compete with home-grown and open-source technologies across the categories described above. We believe that we compete favorably with respect to the factors listed above. However, many of our competitors have greater financial, technical and other resources, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings and larger and more mature intellectual property portfolios. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings. Furthermore, we expect that our industry will continue to attract new companies, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets.

Our Employees

As of June 30, 2019, we had 1,212 employees operating across 24 countries. None of our employees are represented by a labor union with respect to his or her employment. In certain countries in which we operate, such as France, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how and brand. We use open source software in our services. Our proprietary API and the agent used by customers to upload data to our platform are licensed by us on an open source basis.

As of June 30, 2019, we own three patent applications pending for examination in the United States and no non-U.S. patents or patent applications. The pending U.S. patent applications, if issued, would be scheduled to expire in 2038 and 2039. Despite our pending U.S. patent applications, there can be no assurance that our patent applications will result in issued patents. As of June 30, 2019, we own two registered trademarks in the United States and six registered trademarks in various non-U.S. jurisdictions. However, as we have expanded internationally, we have been unable to register or obtain the right to use the Datadog trademark in certain jurisdictions, and as we continue to expand may face similar issues in other jurisdictions.

Although we rely on intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our software, documentation, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See the section titled “Risk Factors” for a more comprehensive description of risks related to our intellectual property.

Our Facilities

Our headquarters is located in New York City, where we lease approximately 97,000 square feet pursuant to three separate subleases. One of these subleases, for approximately 33,000 square feet, will expire in September 2022. The other two subleases, together for approximately 64,000 square feet, will expire in December 2023. We have other offices including Boston, Dublin and Paris. These offices are leased and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of June 30, 2019:

Name	Age	Position

Executive Officers:

Olivier Pomel	42	Chief Executive Officer, Co-Founder and Director

Alexis Lê-Quôc	44	President, Chief Technology Officer, Co-Founder and Director

Amit Agarwal	45	Chief Product Officer

David Obstler	59	Chief Financial Officer

Dan Fougere	48	Chief Revenue Officer

Laszlo Kopits	54	General Counsel

Non-Employee Directors:

Michael Callahan	50	Director

Dev Ittycheria	52	Director

Julie Richardson	56	Director

Shardul Shah	36	Director

Kirill Sheynkman	52	Director

Executive Officers

Olivier Pomel is one of the co-founders of our company and has served as our Chief Executive Officer and a member of our board of directors since June 2010. Prior to co-founding Datadog, Mr. Pomel was Vice President of Technology at Wireless Generation, Inc., a SaaS technology company, from 2002 until its acquisition by News Corp in 2010. Previously, Mr. Pomel held engineering positions at a number of technology and software companies, including IBM Research. Mr. Pomel received his M.S. in Computer Science from Ecole Centrale Paris. We believe Mr. Pomel is qualified to serve as a member of our board of directors because of his experience building and leading our business and his insight into corporate matters as our Chief Executive Officer.

Alexis Lê-Quôc is one of the co-founders of our company and has served as our President, Chief Technology Officer and a member of our board of directors since June 2010. Prior to co-founding Datadog, Mr. Lê-Quôc worked at Wireless Generation from March 2004 to December 2010, where he most recently served as Director of Live Operations. Previously, Mr. Lê-Quôc held engineering positions at a number of technology and software companies, including IBM Research and France Télécom S.A . Mr. Lê-Quôc received his M.S. in Computer Science from Centrale Supelec. We believe Mr. Lê-Quôc is qualified to serve as a member of our board of directors because of his experience building and leading the development of our technology and his insight into our business as our Chief Technology Officer.

Amit Agarwal has served as our Chief Product Officer since April 2012. Prior to Datadog, Mr. Agarwal held senior product management and engineering positions at a number of software companies, including Quest Software and IBM. Mr. Agarwal received his M.B.A. in General Management from York University and his M.S. in Computer Science from Dalhousie University.

David Obstler has served as our Chief Financial Officer since November 2018. Prior to joining us, Mr. Obstler held Chief Financial Officer positions at a number of other companies including TravelClick, Inc., a hospitality technology company, where he served from September 2014 to October 2018, OpenLink Financial LLC, a financial services software provider, where he served from November 2012 to July 2014, MSCI Inc., a financial index and investment management software company, where he served from June 2010 to September

2012, and Risk Metrics Group, Inc., a risk management and corporate governance service provider, where he served from January 2005 to June 2010. Earlier in his career, Mr. Obstler held various investment banking positions at J.P. Morgan, Lehman Brothers and Goldman Sachs. Mr. Obstler received his M.B.A. from Harvard Business School and his B.A. from Yale University.

Dan Fougere has served as our Chief Revenue Officer since February 2017. Prior to joining us, Mr. Fougere held various roles at Medallia, Inc., a SaaS-based customer feedback company, including Head of Global Sales from September 2016 to January 2017 and Vice President of Sales from April 2012 to August 2016. From April 2008 to April 2012, Mr. Fougere was Area Director at BMC Software, Inc., an information technology and services company. Earlier in his career, Mr. Fougere held sales positions at various technology companies including Actuate Corporation, BladeLogic Server Automation and Parametric Technology Corp. Mr. Fougere received his B.S. in Mechanical Engineering from Rensselaer Polytechnic Institute.

Laszlo Kopits has served as our General Counsel since January 2018, and prior to that as our Deputy General Counsel from February 2017. Mr. Kopits served as a Director of Fluence Learning, LLC, an education technology company producing instructional assessment content and technology, from April 2016 to August 2017. Previously, Mr. Kopits worked at Wireless Generation and, after its acquisition by News Corp., Amplify Education, Inc., where he served as General Counsel from January 2006 to December 2015, and most recently as Executive Vice President. Earlier in his career, Mr. Kopits held legal positions at Thomson Reuters Corp. and Weil Gotshal & Manges LLP. Mr. Kopits received his J.D. from Stanford Law School and his M.A. in International Relations from Johns Hopkins University.

Non-Employee Directors

Michael Callahan has served as a member of our board of directors since June 2011. Mr. Callahan served as Chief Executive Officer of Awake Security, Inc., a private cyber security company that he co-founded, from August 2014 to July 2018. From September 2011 to August 2014, Mr. Callahan was an Entrepreneur in Residence at Greylock Partners. Earlier in his career, Mr. Callahan was Chief Technologist for Enterprise NAS at Hewlett Packard from April 2007 to October 2009; Chief Technology Officer and co-founder of PolyServe, a software company, from May 2000 to April 2007; and Director of Advanced Development at Ask Jeeves, a search engine, from January 1999 to May 2000. Mr. Callahan received his A.B. in Social Studies from Harvard University and was a Rhodes Scholar and Junior Research Fellow in mathematics at the University of Oxford. We believe that Mr. Callahan is qualified to serve as a member of our board of directors because of his extensive experience in the technology industry.

Dev Ittycheria has served as a member of our board of directors since February 2014. Mr. Ittycheria has served as President and Chief Executive Officer of MongoDB, Inc. and as a member of its board of directors since September 2014. Prior to joining MongoDB, Mr. Ittycheria served as a Managing Director at OpenView Venture Partners, a venture capital firm, from October 2013 to September 2014. From February 2012 to June 2013, Mr. Ittycheria served as Venture Partner at Greylock Partners, a venture capital firm. From April 2008 to February 2010, Mr. Ittycheria served as President-Enterprise Management at BMC Software, Inc., a computer software company, which he joined in connection with its acquisition of BladeLogic, Inc., a computer software company that Mr. Ittycheria co-founded and for which he served as Chief Executive Officer. Mr. Ittycheria previously served on the board of directors of athenahealth, Inc., a public cloud-based services company, from June 2010 to February 2019; Bazaarvoice, Inc., a public software company, from January 2010 to August 2014; and AppDynamics, Inc., a private software company, from March 2011 until its acquisition by Cisco Systems, Inc. in March 2017. Mr. Ittycheria received his B.S. in Electrical Engineering from Rutgers University. We believe that Mr. Ittycheria is qualified to serve as a member of our board of directors because of his experience in building and leading high-growth businesses and his service on the boards of multiple public companies.

Julie G. Richardson has served as a member of our board of directors since May 2019. From November 2012 to October 2014, Ms. Richardson was a Senior Adviser to Providence Equity Partners LLC, a global asset management firm. From April 2003 to November 2012, Ms. Richardson was a Partner and Managing Director at Providence Equity, a private equity investment fund, and oversaw its New York office. Prior to Providence Equity, Ms. Richardson served as Global Head of JP Morgan’s Telecom, Media and Technology Group, and was previously a Managing Director in Merrill Lynch & Co.’s investment banking group. Ms. Richardson has served on the board of directors of The Hartford Financial Group, a publicly held insurance and financial services company, since January 2014, VEREIT, Inc., a publicly held real estate investment operating property company, since April 2015, UBS Group AG, a publicly held financial services company, since May 2017, and Yext Inc., a technology and online brand management company, since May 2015. Ms. Richardson previously served on the boards of directors of Stream Global Services, Inc. from 2009 to 2012 and Arconic, Inc. from 2016 to 2018. Ms. Richardson holds a B.B.A from the University of Wisconsin Madison. We believe that Ms. Richardson is qualified to serve as a member of our board of directors because of her investment management and financial services experience, and her extensive experience serving on public company boards.

Shardul Shah has served as a member of our board of directors since November 2012. He is a partner at Index Ventures, a venture capital firm, where he has worked since 2008. Mr. Shah currently serves on the board of directors of a number of private technology companies, including AttackIQ, Inc., Brightback Inc., Castle Intelligence, Inc., and Iterable, Inc. Mr. Shah previously served on the board of directors of private technology companies Adallom Ltd., FutureSimple Inc. (previously Base CRM), Lacoon Mobile Security and SourceClear Inc. and is an observer at Outbrain Inc. Prior to Index Ventures, Mr. Shah began his career as an associate at Summit Partners, a venture capital fund, where he worked from July 2005 to January 2008. Mr. Shah received his B.A. in Economics and Biology from the University of Chicago. We believe that Mr. Shah is qualified to serve as a member of our board of directors because of his experience in the venture capital industry and his knowledge of infrastructure, security and software.

Kirill Sheynkman has served as a member of our board of directors since September 2015. Mr. Sheynkman is General Partner at RTP Ventures, an investment firm he co-founded in September 2011. Mr. Sheynkman currently serves on the board of directors of a number of private companies, including Indeni Ltd., Divvy Cloud Corporation, GridGain Systems and HYPR Corp., among others, and he previously served on the board of directors of numerous other private technology companies. Mr. Sheynkman was a Venture Partner at Greycroft Partners from November 2010 to May 2013. He also founded several software companies where he served as President and Chief Executive Officer, including Elastra Corporation from April 2007 to March 2010, Pumtree Software from February 1997 to April 1998 and Stanford Technology Group from April 1993 to July 1995. From March 1996 to January 1997, Mr. Sheynkman was an Entrepreneur in Residence at Sequoia Capital, a venture capital fund. Mr. Sheynkman began his career as a consultant and business development manager at Oracle Corporation. Mr. Sheynkman received his M.B.A. from the University of California, Berkeley and his B.S. in Electrical Engineering and Computer Science from Stanford University. We believe that Mr. Sheynkman is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital and technology industries.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have seven directors. All of our directors currently serve on the board of directors pursuant to the provisions of a voting agreement between us and certain of our investors including entities affiliated with Index Ventures, OpenView Venture Partners, ICONIQ Strategic Partners and RTP Ventures. Pursuant to the voting agreement, our Series A preferred stockholders have the right to appoint two directors and our Series B preferred stockholders have the right to appoint one director. The current members of our board of directors designated by our Series A preferred stockholders are Kirill Sheynkman and Shardul Shah. The current member of our board of directors designated by our Series B preferred stockholders is Dev Ittycheria. This agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors. Following the completion of this offering, no stockholder will have any special rights regarding the election or designation of members of our board of directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , whose terms will expire at the first annual meeting of stockholders to be held in 2020;

•	the Class II directors will be and , whose terms will expire at the second annual meeting of stockholders to be held in 2021; and

•	the Class III director will be , whose term will expire at the third annual meeting of stockholders to be held in 2022.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that             , and             do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee and a compensation committee, and will establish a nominating and corporate governance committee prior to the completion of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of             ,             and             . Our board of directors has determined that                satisfies the independence requirements under                listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is             , who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The principal duties and responsibilities of our audit committee include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                 .

Compensation Committee

Our compensation committee consists of             and             . The chair of our compensation committee is                . Our board of directors has determined that each of             and             is independent under                listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The principal duties and responsibilities of our audit committee include, among other things:

•	approving the retention of compensation consultants and outside service providers and advisors;

•

reviewing and approving, or recommending that our board of directors approve, the compensation, individual and corporate performance goals and objectives and other terms of employment of our executive officers, including evaluating the performance of our chief executive officer and, with his assistance, that of our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity and non-equity incentive plans;

•	reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;

•	reviewing and evaluating succession plans for the executive officers;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                 .

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of                  and                 . The chair of our nominating and corporate governance committee will be                 . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the                 listing standards.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating, and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	approving the retention of director search firms;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	evaluating the adequacy of our corporate governance practices and reporting; and

•	overseeing an annual evaluation of the board’s performance.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                 .

Code of Conduct

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.datadog.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned by or paid to our non-employee directors for the year ended December 31, 2018:

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Michael Callahan	$—	$—	$—
Dev Ittycheria	—	814,399	814,399
Julie Richardson	—	—	—
Shardul Shah	—	—	—
Kirill Sheynkman	—	—	—

(1)

Amount reported represent the aggregate grant date fair value of stock options granted to our directors during 2018 under our 2012 Plan, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification, Topic 718, or ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the non-employee director.

Each of Mr. Pomel, our co-founder and Chief Executive Officer, and Mr. Lê-Quôc, our co-founder, President and Chief Technology Officer, is also a member of our board of directors but does not receive any additional compensation for his service as a director. See the section titled “Executive Compensation” for more information regarding the compensation earned by these executive officers.

We intend to adopt a non-employee director compensation policy in connection with this offering and on terms to be determined by our board of directors. Under the non-employee director policy, our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2018, were:

•	Olivier Pomel, Co-Founder and Chief Executive Officer;

•	David Obstler, Chief Financial Officer; and

•	Laszlo Kopits, General Counsel

2018 Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the year ended December 31, 2018.

Name and Principal Position	Salary		Bonus(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Olivier Pomel	$300,000		$—	$—	$147,791	$240	$448,031
Co-Founder and Chief Executive Officer

David Obstler	58,333	(5)	60,000	7,449,033	51,727	129	7,619,222
Chief Financial Officer

Laszlo Kopits	299,391		—	732,649	62,500	552	1,095,092
General Counsel

(1)	Amounts shown represent a one-time signing bonus awarded to Mr. Obstler.
(2)

Amounts reported represents the aggregate grant date fair value of stock options granted to our executive officer during 2018 under our 2012 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the executive officer.

(3)	Amounts shown represent the executive officers’ total bonuses earned for 2018 based on the achievement of company performance goals as determined by our board of directors.
(4)	Amounts shown represent life insurance premiums paid by us on behalf of the executive officer.
(5)	Mr. Obstler joined us in November 2018. Amount represents the pro rata portion of his 2018 annual base salary as set forth in the section titled “—Employment Arrangements.”

Outstanding Equity Awards as of December 31, 2018

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2018.

	Option Awards(1)
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date
Olivier Pomel	10/27/2015	1,502,400		—		$0.92	10/26/2025
	10/25/2017	189,000		243,000	(2)	2.7275	10/24/2027
David Obstler	9/6/2018	400,000	(3)	—		4.65	9/5/2028
Laszlo Kopits	10/25/2017	11,664		28,336	(4)	2.7275	10/24/2027

(1)	All option awards listed in this table were granted pursuant to our 2012 Plan, the terms of which are described below under “ —Equity Incentive Plans—2012 Equity Incentive Plan.”
(2)

25% of the shares underlying this option vested on March 1, 2018, with the remaining shares vesting in equal monthly installments over the next three years, subject to the executive officer’s continuous service through each such vesting date.

(3)

25% of the shares underlying this option vest on November 1, 2019, with the remaining shares vesting in equal monthly installments over the next three years, subject to the executive officer’s continuous service through each such vesting date. This option is immediately exercisable, subject to our right to repurchase unvested shares in the event that Mr. Obstler’s employment with us terminates.

(4)

25% of the shares underlying this option vested on October 1, 2018, with the remaining shares vesting in equal monthly installments over the next three years, subject to the executive officer’s continuous service through each such vesting date.

Employment Arrangements

We have entered into offer letters with each of our named executive officers, the terms of which are described below. Each of our named executive officers has also executed our standard form of proprietary information and inventions agreement.

Olivier Pomel. In 2011, we entered into an offer letter with Olivier Pomel, our Chief Executive Officer. The offer letter has no specific term and provides for at-will employment. Mr. Pomel’s current annual base salary is $300,000.

David Obstler. In 2018, we entered into an offer letter with David Obstler, our Chief Financial Officer. The offer letter has no specific term and provides for at-will employment. Mr. Obstler’s current annual base salary is $350,000, and he is currently eligible for a target annual discretionary performance bonus of up to 60% of his annual base salary, based on individual and corporate performance goals. In addition, pursuant to the terms of Mr. Obstler’s offer letter, we paid him a one-time signing bonus of $60,000, which bonus Mr. Obstler must fully repay if he resigns without “good reason” or we terminate his employment for “cause” (each as defined in his offer letter), in each case prior to completing 12 months of service with us.

Under Mr. Obstler’s offer letter, if he resigns for good reason or we terminate his employment other than for cause, death or “permanent disability” (as defined in his offer letter), then Mr. Obstler will be eligible to receive the following severance benefits (less applicable tax withholdings): (1) six months of base salary paid in accordance with our regular payroll practices; (2) a prorated target bonus for the greater of the portion of the applicable calendar year during which he was employed or six months, payable pro rata over the six month severance period; and (3) payment on his behalf of the premiums for him and his eligible dependents to continue coverage under our group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 for a period of up to six months following the date his employment terminates. As a condition to receiving the severance benefits above, Mr. Obstler must sign and not revoke a general release agreement in a form reasonably acceptable to us within the time period set forth in his offer letter. Further, if Mr. Obstler resigns for good reason or we terminate Mr. Obstler’s employment without cause, in either case within 12 months of a change in control, 100% of the shares subject to the option granted to him in September 2018 will vest and become exercisable. In addition, if the unvested portion of such option is cancelled without payment or issuance of substitute options upon the closing of a change in control, Mr. Obstler will become entitled to receive a cash payment equal to the amount, if any, that he would have received as a cash-out payment at the closing of such transaction as if the unvested portion of the option had been vested at such closing.

Laszlo Kopits. In 2017, we entered into an offer letter with Laszlo Kopits, our General Counsel. The offer letter has no specific term and provides for at-will employment. Mr. Kopits’s current annual base salary is $300,000.

Equity Incentive Plans

2019 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2019 Plan on                 , 2019 and on                 , 2019, respectively. The 2019 Plan will become effective, and no stock awards may be granted under the 2019 Plan until immediately prior to the execution of the underwriting agreement related to this offering. Once the 2019 Plan is effective, no further grants will be made under the 2012 Plan.

Stock Awards. The 2019 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, which are collectively referred to as stock awards. Additionally, the 2019 Plan provides for the grant of performance cash awards. ISOs may be granted only to our employees and to any of our parent or subsidiary corporation’s employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants of ours and any of our affiliates.

Share Reserve. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2019 Plan is the sum of (i)    shares plus (ii) the number of shares reserved, and remaining available for issuance, under our 2012 Plan at the time our 2019 Plan became effective and (iii) the number of shares subject to stock options or other stock awards granted under our 2012 Plan that would have otherwise returned to our 2012 Plan (such as upon the expiration or termination of a stock award prior to vesting). The number of shares of our common stock reserved for issuance under our 2019 Plan will automatically increase on January 1 of each year, beginning on January 1, 2020 and continuing through and including January 1, 2029, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under our 2019 Plan is                  shares.

If a stock award granted under the 2019 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2019 Plan. In addition, the following types of shares under the 2019 Plan may become available for the grant of new stock awards under the 2019 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2019 Plan may be previously unissued shares or reacquired shares bought by us on the open market.

The maximum number of shares of common stock subject to stock awards granted under the 2019 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the board of directors, will not exceed $        in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board of directors, $        .

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2019 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, (2) determine the number of shares of common stock to be subject to such stock awards and (3) specify the other terms and conditions, including the strike price or purchase price and vesting schedule, applicable to such awards. Subject to the terms of the 2019 Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and the vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of stock awards granted and the types of consideration to be paid for the stock award.

The plan administrator has the authority to modify outstanding stock awards under our 2019 Plan. Subject to the terms of our 2019 Plan, the plan administrator has the authority, without stockholder approval, to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2019 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2019 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term will automatically be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the option holder, (4) a net exercise of the option if it is an NSO and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are evidenced by restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are evidenced by restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration or for no consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Rights under a restricted stock unit award may be transferred only upon such terms and conditions as set by the plan administrator. Restricted stock unit awards may be subject to vesting as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are evidenced by stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount in cash or stock equal to (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2019 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2019 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term will be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Unless the plan administrator provides otherwise, stock appreciation rights generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A stock appreciation right holder may designate a beneficiary, however, who may exercise the stock appreciation right following the holder’s death.

Performance Awards. Our 2019 Plan permits the grant of performance-based stock and cash awards. The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder’s equity; (10) return on assets, investment, or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes; (29) stockholders’ equity; (30) capital expenditures; (31) debt levels; (32) operating profit or net operating profit; (33) workforce diversity; (34) growth of net income or operating income; (35) billings; (36) bookings; (37) employee retention; (38) user satisfaction; (39) the number of users, including unique users; (40) budget management; (41) partner satisfaction; (42) entry into or completion of strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); and (43) other measures of performance selected by our board of directors or a committee thereof.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise in the award agreement at the time the award is granted or in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any items that are unusual in nature or occur infrequently as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effect of any other unusual, nonrecurring gain or loss or other extraordinary item. In addition, we retain the discretion to adjust or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2019 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and number of shares that may be issued upon the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•

make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price or strike price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2019 Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability or settlement in the event of a change in control. Under the 2019 Plan, a change in control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction, (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity, (3) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our consolidated assets and (4) certain dissolutions, liquidations and changes in the board of directors.

Amendment and Termination. Our board of directors has the authority to amend, suspend or terminate our 2019 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2019 Plan.

2019 Employee Stock Purchase Plan

Our board of directors adopted the 2019 Employee Stock Purchase Plan, or ESPP, on                 , 2019 and our stockholders approved the ESPP on                 , 2019. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Share Reserve. Following this offering, the ESPP will authorize the issuance of                  shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2020 (assuming the ESPP becomes effective in 2019) through January 1, 2029, by the lesser of (1)    % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, and (2)         shares; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration. Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transactions and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

2012 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2012 Plan on , 2012 and on , , respectively. Our 2012 Plan has been periodically amended, most recently in April 2018. Our 2012 Plan permits the grant of ISOs, NSOs, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, restricted stock units, performance awards, and other stock-based awards. ISOs may be granted only to our employees and to any of our parent or subsidiary corporation’s employees. All other awards may be granted to employees, directors and consultants of ours and to any of our parent or subsidiary corporation’s employees or consultants. Our 2012 Plan will be terminated prior to the completion of this offering, and thereafter we will not grant any additional awards under our 2012 Plan. However, our 2012 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

As of June 30, 2019, stock options covering 11,539,501 shares of our common stock with a weighted-average exercise price of $4.58 per share were outstanding, and 325,544 shares of our common stock remained available for the future grant of awards under our 2012 Plan. Any shares of our common stock remaining available for issuance under our 2012 Plan when our 2019 Plan becomes effective will become available for issuance under our 2019 Plan. In addition, any shares subject to options that expire or terminate prior to exercise or are withheld to satisfy tax withholding obligations related to an option or the exercise price of an option will be added to the number of shares then available for issuance under our 2019 Plan.

Administration. Our board of directors or a committee delegated by our board of directors administers our 2012 Plan. Subject to the terms of our 2012 Plan, the administrator has the power to, among other things, determine the eligible persons to whom, and the times at which, awards will be granted, to determine the terms and conditions of each award (including the number of shares subject to the award, the exercise price of the award, if any, and when the award will vest and, as applicable, become exercisable), to modify or amend outstanding awards, or accept the surrender of outstanding awards and substitute new awards, to accelerate the time(s) at which an award may vest or be exercised, and to construe and interpret the terms of our 2012 Plan and awards granted thereunder.

Options. The exercise price per share of ISOs granted under our 2012 Plan must be at least 100% of the fair market value per share of our common stock on the grant date. NSOs may be granted with a per share exercise price that is less than 100% of the per share fair market value of our common stock. Subject to the provisions of our 2012 Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock dividend, stock split or reverse stock split, appropriate adjustments will be made to (1) the number of shares available for issuance under our 2012 Plan, and (2) the number of shares covered by and, as applicable, the exercise price of each outstanding award granted under our 2012 Plan.

Change in Control. In the event of a “change in control” (as defined in the 2012 Plan), our board of directors generally may take one or more of the following actions with respect to outstanding awards:

•	arrange for the assumption, continuation or substitution of the award by the surviving or acquiring corporation (or its parent company);

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation (or its parent company);

•	accelerate the vesting and, if applicable, exercisability of the award and provide for its termination prior to the effective time of the change in control;

•	arrange for the lapse of any reacquisition or repurchase rights held by us;

•	cancel or arrange for the cancellation of the award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•

make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the award over (2) the exercise price or strike price otherwise payable in connection with the award.

Our board of directors is not obligated to treat all awards in the same manner.

However, if awards will not be continued, assumed or substituted in connection with the change in control, such awards will become fully vested and, if applicable, exercisable, immediately before the effective time of the change in control.

Plan Amendment or Termination. Our board of directors may amend, modify or terminate our 2012 Plan at any time. As discussed above, we will terminate our 2012 Plan prior to the completion of this offering and no new awards will be granted thereunder following such termination.

Limitations of Liability and Indemnification Matters

On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock or Class B common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2016 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Third-Party Tender Offer

In March 2019, we entered into an agreement with certain investors, including entities associated with T. Rowe Price Associates, Dragoneer Investment Group, Index Ventures, ICONIQ Capital Management and Institutional Venture Partners, pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such investors proposed to commence. In March 2019, these investors commenced a tender offer to purchase shares of our capital stock from certain of our stockholders at a price of $47.75 per share, pursuant to an offer to purchase to which we were not a party. In connection with the tender offer, and to the extent not already bound by such agreements, the investors signed a joinder to our investors’ rights agreement and our voting agreement. These investors did not receive any any rights or privileges beyond those afforded to all Class B stockholders. In addition, the shares purchased by the investors in the tender offer are subject to lock-up agreements that restrict their ability to transfer such shares for at least 180 days from the date of this prospectus and for 18 months from the date of this prospectus in the case of shares held by entities affiliated with Dragoneer Investment Group, Index Ventures, ICONIQ Capital Management and Institutional Venture Partners. See “Shares Eligible for Future Sale—Lock-Up Arrangements” for more information.

Olivier Pomel and Alexis Lê-Quôc, each of whom is a member of our board of directors, an executive officer and a beneficial holder of more than 5% of our outstanding capital stock, Kirill Sheynkman and Michael Callahan, each of whom is a member of our board of directors, Laszlo Kopits, Amit Agarwal and Dan Fougere, each of whom is one of our executive officers, as well as certain of the Company’s employees sold shares of our capital stock in the tender offer.

An aggregate of 4,788,957 shares of our capital stock were successfully tendered pursuant to the tender offer, of which Index Ventures and its affiliates collectively purchased 209,424 shares for an aggregate purchase price of approximately $10.0 million. Index Ventures and its affiliates are beneficial holders of more than 5% of our outstanding capital stock and Shardul Shah, a partner at Index Ventures, is a member of our board of directors.

Other Repurchases of Outstanding Stock

On January 29, 2016 we entered into a series of common stock repurchase agreements, pursuant to which we repurchased from existing investors an aggregate of 443,090 shares of our common stock, 399,239 of our Series C preferred stock, 614,067 of our Series B preferred stock, 39,833 of our Series A preferred stock and 120,899 of our Series Seed preferred stock at a purchase price of $27.52246 per share, for an aggregate consideration of about $44.5 million. The participants in this repurchase included certain beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors, as set forth in the table below:

Participants	Number of Shares Repurchased	Series of Preferred Stock; Common Stock	Aggregate Purchase Price
Olivier Pomel	181,670	Common Stock	$5,000,005
The Alexis Lê-Quôc Revocable Trust	181,670	Common Stock	5,000,005
Amit Agarwal	45,000	Common Stock	1,238,511
Michael Callahan	26,764	Series Seed	736,611
	23,236	Series A Preferred Stock	639,512
Kirill Sheynkman	3,081	Series B Preferred Stock	84,797
	1,395	Series C Preferred Stock	38,394
Entities Associated with RTP Ventures(1)	610,986	Series B Preferred Stock	16,815,838
	397,844	Series C Preferred Stock	10,949,646

(1)

Consists of (a) 610,986 shares of Series B preferred stock held by ru-Net Technology Capital LP, (b) 232,877 shares of Series C preferred stock held by ru-Net Technology Capital LP, and (c) 164,967 shares of Series C preferred stock held by ru-Net Technology Capital AIV LP. Kirill Sheynkman, a member of our board of directors, is the founder and Senior Managing Director of RTP Ventures.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

Prior to the completion of this offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of June 30, 2019 by:

•	each named executive officer;

•	each of our directors;

•	our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our Class A common stock and Class B common stock (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on no shares of Class A common stock and 88,611,555 shares of Class B common stock outstanding as of June 30, 2019, assuming the automatic conversion of all outstanding shares of preferred stock into          shares of Class B common stock, which will occur immediately prior to the completion of this offering. Applicable percentage ownership after the offering is based on (1)          shares of Class A common stock and (2)          shares of Class B common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of June 30, 2019. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Datadog, Inc., 620 8th Avenue, 45th Floor, New York, New York 10018.

	Beneficial Ownership Before the Offering				Beneficial Ownership After the Offering
	Class A Common Stock		Class B Common Stock	% of Total Voting Power Before the Offering	Class A Common Stock		Class B Common Stock	% of Total Voting Power After the Offering†
Name of Beneficial Owner	Shares	%	Shares		Shares	%	Shares	%	Shares
5% Stockholders:
Entities associated with Index Ventures(1)	—	—	17,833,359	20.1%
Entities associated with OpenView Venture Partners(2)	—	—	14,134,292	16.0
Entities associated with ICONIQ Strategic Partners(3)	—	—	10,048,655	11.3
Entities associated with RTP Ventures(4)	—	—	7,292,720	8.2

Directors and Named Executive Officers:
Olivier Pomel(5)	—	—	8,251,388	9.1
Alexis Lê-Quôc(6)	—	—	8,051,388	8.9
David Obstler(7)	—	—	900,000	1.0
Laszlo Kopits(8)	—	—	175,832	*
Michael Callahan(9)	—	—	366,554	*
Dev Ittycheria(10)	—	—	622,591	*
Julie Richardson	—	—	—	—
Shardul Shah	—	—	—	—
Kirill Sheynkman(11)	—	—	16,378	*
All directors and executive officers as a group (11 persons)(12)	—	—	21,119,660	23.5

*	Represents beneficial ownership of less than 1%.
†

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to        votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Class A Common Stock and Class B Common Stock” for additional information about the voting rights of our Class A and Class B common stock.

(1)

Consists of (a) 12,971,912 shares of Class B common stock held by Index Ventures VI (Jersey), L.P., (b) 4,365,618 shares of Class B common stock held by Index Ventures Growth III (Jersey), L.P., (c) 261,840 shares of Class B common stock held by Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P., (d) 66,476 shares of Class B common stock held by Yucca (Jersey) SLP (Index Ventures Growth III co-investment scheme) and (e) 167,513 shares of Class B common stock held by Yucca (Jersey) SLP (Index Ventures co-investment scheme). Index Venture Associates VI Limited is the managing general partner of Index Ventures VI (Jersey), L.P. and Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P., Index Venture Growth Associates III Limited is the managing general partner of Index Ventures Growth III (Jersey) L.P. which limited partnerships (“the Funds”) together with Yucca (Jersey) SLP are the Index Venture Entities. Yucca (Jersey) SLP is the administrator of the Index co-investment vehicles that are contractually required to mirror the relevant Funds’ investment. David Hall, Phil Balderson, Ian Henderson, Nigel Greenwood and Sinéad Meehan are the members of the board of directors of Index Venture Associates VI Limited and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by this entity. David Hall, Phil Balderson, Ian Henderson, Nigel Greenwood and Sinéad Meehan are the members of the board of directors of Index Venture Growth Associates III Limited and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by this entity. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address of each of these entities is 5th Floor, 44 Esplanade, St Helier, Jersey JE1 3FG, Channel Islands, except for Yucca (Jersey) SLP (Index Ventures co-investment scheme), the address of which is 44 Esplanade, St. Helier, Jersey JE4 9WG.

(2)

Consists of (a) 13,602,760 shares of Class B common stock held by OpenView Venture Partners III, L.P. and (b) 531,532 shares of Class B common stock held by OpenView Affiliates Fund III, L.P. Blake Bartlett, Elizabeth Cain, John Craven, Daniel Demmer, Scott Maxwell, John McCullough, Devon McDonald and Richard Pelletier are members of the investment committee of OpenView Advisors, LLC and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by these entities. The address of each of these entities is 303 Congress Street, Boston, MA 02210.

(3)

Consists of (a) 3,777,808 shares of Class B common stock held by ICONIQ Strategic Partners II, L.P., or ICONIQ II, (b) 2,957,256 shares of Class B common stock held by ICONIQ Strategic Partners II-B, L.P., or ICONIQ II-B, (c) 1,373,420 shares of Class B common stock held by ICONIQ Strategic Partners II Co-Invest, L.P., DD Series, or ICONIQ DD, (d) 140,693 shares of Class B common stock held by ICONIQ Strategic Partners III, L.P., or ICONIQ III, (e) 141,209 shares of Class B common stock held by ICONIQ Strategic Partners III-B, L.P., or ICONIQ III-B, (f) 630,142 shares of Class B common stock held by ICONIQ Strategic Partners IV, L.P., or ICONIQ IV and (g) 1,028,127 shares of Class B common stock held by ICONIQ Strategic Partners IV-B, L.P., or ICONIQ IV-B. ICONIQ II, ICONIQ II-B, ICONIQ DD, ICONIQ III, ICONIQ III-B, ICONIQ IV and ICONIQ IV-B are the ICONIQ Entities. ICONIQ Strategic Partners II GP, L.P., or ICONIQ GP II, is the general partner of ICONIQ II, ICONIQ II-B and ICONIQ DD. ICONIQ Strategic Partners II TT GP, Ltd., or ICONIQ Parent GP II, is the general partner of ICONIQ GP II. ICONIQ Strategic Partners III GP, L.P., or ICONIQ GP III, is the general partner of ICONIQ III and ICONIQ III-B. ICONIQ Strategic Partners III TT GP, Ltd., or ICONIQ Parent GP III, is the general partner of ICONIQ GP III. ICONIQ Strategic Partners IV GP, L.P., or ICONIQ GP IV, is the general partner of ICONIQ IV and ICONIQ IV-B. ICONIQ Strategic Partners IV TT GP, Ltd., or ICONIQ Parent GP IV, is the general partner of ICONIQ GP IV. Divesh Makan and William Griffith are the sole equity holders and directors of ICONIQ Parent GP II, ICONIQ Parent GP III and ICONIQ Parent GP IV and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the ICONIQ Entities. The address of each of these entities is 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

(4)

Consists of (a) 6,632,856 shares of Class B common stock held by ru-Net Technology Capital, L.P. and (b) 659,864 shares of Class B common stock held by ru-Net Technology Capital AIV, L.P. Ru-Net Technology Partners, LLC, or RTP Ventures, is the managing general partner of ru-Net Technology Capital, L.P. and ru-Net Technology Capital AIV, L.P., which limited partnerships together with RTP Ventures are the Ru-Net Entities. Kirill Sheynkman, Sabri Murat Bicer and Maria Krayukhina are members of RTP Ventures and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the Ru-Net Entities. The address of each of these entities is 885 Third Ave, 24th floor, NY, NY 10022.

(5)

Consists of (a) 4,387,988 shares of Class B common stock held by Mr. Pomel, (b) 1,500,000 shares of Class B common stock held by the Olivier Pomel 2018 GRAT, (c) 200,000 shares of Class B common stock held by the Pomel Descendants’ 2018 Trust, (d) 200,000 shares of Class B common stock held by the Agathe Lê-Quôc 2018 Trust and 200,000 shares of Class B common stock held by the Artémis Lê-Quôc 2018 Trust, in each case, for which Mr. Pomel acts as trustee, and (e) 1,736,400 shares of Class B common stock issuable upon the exercise of options.

(6)

Consists of (a) 4,519,465 shares of Class B common stock held by the Alexis Lê-Quôc Revocable Trust, (b) 1,168,523 shares of Class B common stock held by the Alexis Lê-Quôc 2016 GRAT, (c) 200,000 shares of Class B common stock held by the Agathe Lê-Quôc 2018 Trust, (d) 200,000 shares of Class B common stock held by the Artémis Lê-Quôc 2018 Trust, (e) 200,000 shares of Class B common stock held by the Pomel Descendants’ 2018 Trust, for which Mr. Lê-Quôc acts as trustee, and (f) 1,736,400 shares of Class B common stock issuable upon the exercise of options.

(7)

Consists of (a) 393,750 shares of Class B common stock held by Mr. Obstler, (b) 206,250 shares of Class B common stock held by the David Obstler 2019 GRAT and (c) 300,000 shares of Class B common stock issuable upon the exercise of options.

(8)	Consists of (a) 173,332 shares of Class B common stock held by Mr. Kopits and (b) 2,500 shares of Class B common stock issuable upon the exercise of options.
(9)	Consists of (a) 365,234 shares of Class B common stock held by Mr. Callahan and (b) 1,320 shares of Class B common stock issuable upon the exercise of options.
(10)	Consists of (a) 600,640 shares of Class B common stock held by Mr. Ittycheria and (b) 21,951 shares of Class B common stock issuable upon the exercise of options.
(11)	Consists of 16,378 shares of Class B common stock held by Mr. Sheynkman.
(12)	Consists of (a) 16,600,006 shares of Class B common stock and (b) 4,519,654 shares of Class B common stock issuable upon the exercise of options.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.

On the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.00001 per share, of which:

•	shares are designated Class A common stock;

•	shares are designated Class B common stock; and

•	shares are designated preferred stock.

As of June 30, 2019, we had outstanding:

•	no shares of Class A common stock; and

•

88,611,555 shares of Class B common stock, which assumes the automatic conversion of 59,670,477 outstanding shares of preferred stock into the same number of shares of Class B common stock, which will occur immediately prior to the completion of this offering.

Our outstanding capital stock was held by 1,393 stockholders of record as of June 30, 2019. Our board of directors is authorized, without stockholder approval except as required by the listing standards of                 , to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Voting Rights

The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to             votes per share on any matter submitted to our stockholders. Holders of shares of Class B common stock and Class A common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law.

Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our amended and restated certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment of our amended and restated certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect on the completion of this offering or required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. See the section titled “Dividend Policy” for additional information.

Liquidation Rights

On our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions

The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation or share transfer under any employment, consulting, severance or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. After the completion of this offering, on any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation that will be in effect on the completion of this offering, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.

Any holder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon the following: (1) sale or transfer of such share of Class B common stock; (2) the death of the Class B common stockholder; and (3) on the final conversion date, defined as the tenth anniversary of this offering.

Once transferred and converted into Class A common stock, the Class B common may not be reissued.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued under this offering will be fully paid and non-assessable.

Preferred Stock

As of June 30, 2019, there were 59,670,477 shares of our preferred stock outstanding. Immediately prior to the completion of this offering, each outstanding share of our preferred stock will convert into one share of our Class B common stock.

On the completion of this offering and under our amended and restated certificate of incorporation that will be in effect on the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                  shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class B common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. On the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.

Options

As of June 30, 2019, we had outstanding options to purchase 11,539,501 shares of our common stock, with a weighted-average exercise price of approximately $4.58 per share, under our 2012 Plan.

Registration Rights

Stockholder Registration Rights

We are party to an investor rights agreement that provides that certain holders of our preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was entered into in December 2015. In addition, certain holders of our preferred stock have registration rights under the purchase agreement under which they originally purchased their preferred stock. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the effective date of the registration statement, of which this prospectus is a part, or with respect to any particular stockholder, such time after the effective date of the registration statement that such stockholder (a) holds less than 1% of our outstanding common stock (including shares issuable on conversion of outstanding preferred stock) and (b) can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

The holders of an aggregate of 65,437,438 shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the completion of this offering, the holders of a majority of these shares may, on not more than one occasion, request that we register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $10.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 65,437,438 shares of our Class B common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 65,437,438 shares of Class B common stock will be entitled to certain Form S-3 registration rights. The holders of at least 20% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to Be in Effect on the Completion of This Offering

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the completion of this offering will provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our amended and restated bylaws to be effective on the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Our amended and restated certificate of incorporation to be effective on the completion of this offering will further provide for a dual-class common stock structure, which provides our current investors, officers and employees with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

In accordance with our amended and restated certificate of incorporation to be effective on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the dual-class structure of our common stock, are intended to preserve our existing control structure after completion of this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or (5) any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Exchange Listing

Our Class A common stock is currently not listed on any securities exchange. We intend to apply to have our Class A common stock approved for listing on             under the symbol “                .”

Transfer Agent and Registrar

On the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be                 . The transfer agent’s address is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of June 30, 2019, on the completion of this offering, a total of             shares of Class A common stock and 88,611,555 shares of Class B common stock will be outstanding, assuming the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 59,670,477 shares of Class B common stock. Of these shares, all of the Class A common stock sold in this offering by us, plus any shares sold by us on exercise of the underwriters’ option to purchase additional Class A common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of Class A common stock and Class B common stock will be, and shares of Class A common stock or Class B common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of Class A common stock then outstanding, which will equal approximately             shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us; or

•	the average weekly trading volume of our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock and Class B common stock that are issuable under our 2012 Plan, 2019 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, and all of our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our Class A common stock and Class B common stock outstanding immediately on the completion of this offering, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of             , offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our shares of common stock, any options or warrants to purchase any of our shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section titled “Underwriting.”                may release any of the securities subject to these lock-up agreements at any time.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of 65,437,438 shares of our Class B common stock or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR

CLASS A COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not deal with foreign, state, and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”), such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, persons subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate, and other tax consequences of acquiring, owning, and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely file the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a United States real property holding corporation if our interests in U.S. real estate comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as

(1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

The U.S. Treasury Department recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                    .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We intend to apply to have our Class A common stock approved for listing on             under the symbol “                .”

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of                on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of                on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

            , in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person located in a Member State to whom any offer of securities is made or who receives any communication in respect of any offer of shares of Class A common stock, or who initially acquires any securities will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (i) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (ii) in the case of any securities acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares of Class A common stock have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of securities in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in that Member State of securities which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for the company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2018 and 2017, and for each of the two years in the period ended December 31, 2018, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of a new revenue accounting standard). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.datadog.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

DATADOG, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Datadog, Inc.,

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Datadog, Inc. and its subsidiaries (the “Company”), as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive (loss) income, and convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue from contracts with customers due to the adoption of a new revenue accounting standard.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

New York, New York

June 13, 2019

We have served as the Company’s auditor since 2016.

DATADOG, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		March 31, 2019	Pro Forma Stockholders’ Equity March 31, 2019
	2017	2018
ASSETS			(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$60,024	$53,639	$54,554
Accounts receivable, net of allowance of doubtful accounts of $450, $477, and $551 (unaudited) as of December 31, 2017, 2018 and March 31, 2019, respectively	30,957	55,822	63,332
Deferred contract costs, current	1,701	3,717	4,486
Prepaid expenses and other current assets	7,737	8,773	17,266

Total current assets	100,419	121,951	139,638
Property and equipment, net	11,121	21,649	24,617
Operating lease assets	—	—	45,591
Goodwill	6,292	7,626	7,626
Intangibles, net	974	1,288	1,114
Deferred contract costs, non-current	3,054	7,292	8,885
Restricted cash	3,470	11,341	11,240
Other assets	1,732	8,603	16,769

TOTAL ASSETS	$127,062	$179,750	$255,480

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$5,316	$12,638	$27,702
Accrued expenses and other current liabilities	16,656	30,290	28,398
Operating lease liabilities, current	—	—	7,899
Deferred revenue, current	35,283	69,306	85,656

Total current liabilities	57,255	112,234	149,655
Operating lease liabilities, non-current	—	—	41,300
Deferred revenue, non-current	3,818	1,393	3,926
Other liabilities	885	1,359	1,358

Total liabilities	61,958	114,986	196,239
COMMITMENTS AND CONTINGENCIES (NOTE 7)
CONVERTIBLE PREFERRED STOCK:
Convertible Preferred Stock; $0.00001 par value per share; 64,634,456, 59,938,304 and 59,938,304 shares authorized as of December 31, 2017 and 2018, and March 31, 2019 (unaudited), respectively; 59,938,304 shares issued and outstanding as of December 31, 2017 and 2018 and March 31, 2019 (unaudited); liquidation preference of $141,312 as of December 31, 2017 and 2018 and March 31, 2019 (unaudited); shares authorized as of March 31, 2019 pro forma (unaudited); 0 shares issued and outstanding as of March 31, 2019 pro forma (unaudited)	140,805	140,805	140,805
STOCKHOLDERS’ DEFICIT:
Non-voting common shares; $0.00001 par value per share; 379,000, 0 and 0 shares authorized as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; 379,000 and 0 and 0 shares issued and outstanding as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; 0 shares issued and outstanding as of March 31, 2019 pro forma (unaudited)	—	—	—
Common stock, $0.00001 par value per share; 100,000,000, 120,379,000 and 120,379,000 shares authorized as of December 31, 2017 and 2018 and March 31, 2019 (unaudited); 20,720,328, 26,060,202 and 26,984,602 shares issued and outstanding as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; shares authorized as of March 31, 2019 pro forma (unaudited); shares issued and outstanding as of March 31, 2019 pro forma (unaudited)	—	—	—
Additional paid-in capital	19,716	30,834	34,853
Accumulated other comprehensive (loss) income	(48)	31	(20)
Accumulated deficit	(95,369)	(106,906)	(116,397)

Total stockholders’ deficit	(75,701)	(76,041)	(81,564)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$127,062	$179,750	$255,480

See accompanying notes to consolidated financial statements.

DATADOG, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(in thousands, except share and per share data)

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Revenue	$100,761	$198,077	$39,715	$70,050
Cost of revenue	23,414	46,529	9,142	18,950

Gross profit	77,347	151,548	30,573	51,100
Operating expenses:
Research and development	24,734	55,176	10,871	22,815
Sales and marketing	44,213	88,849	15,282	30,107
General and administrative	11,356	18,556	4,267	7,840

Total operating expenses	80,303	162,581	30,420	60,762

Operating (loss) income	(2,956)	(11,033)	153	(9,662)
Other income, net	843	793	273	230

(Loss) income before income taxes	(2,113)	(10,240)	426	(9,432)
Provision for income taxes	(457)	(522)	(81)	(59)

Net (loss) income	$(2,570)	$(10,762)	$345	$(9,491)

Other comprehensive (loss) income—Foreign currency translation adjustments	(48)	78	(19)	(50)

Comprehensive (loss) income	$(2,618)	$(10,684)	$326	$(9,541)

Net (loss) income attributable to common stockholders	$(2,570)	$(10,762)	$—	$(9,491)

Basic net (loss) income per share	$(0.13)	$(0.46)	$0.00	$(0.37)

Weighted average shares used in calculating basic net (loss) income per share:	20,440	23,650	21,241	25,687

Diluted net (loss) income per share	$(0.13)	$(0.46)	$0.00	$(0.37)

Weighted average shares used in calculating diluted net (loss) income per share:	20,440	23,650	24,811	25,687

Pro-forma net loss per share

Weighted average shares used in calculating pro-forma net loss per share

See accompanying notes to consolidated financial statements.

DATADOG, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018 AND THREE MONTHS ENDED MARCH 31, 2019 (unaudited)

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Non-Voting Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—December 31, 2016 (as reported)	59,938,304	$140,805	19,230,832	—	379,000	$—	13,785	$—	$(95,476)	$(81,691)
Effect of adoption of ASC 606	—	—	—	—	—	—	—	—	2,677	2,677

BALANCE—January 1, 2017 (as adjusted)	59,938,304	140,805	19,230,832	—	379,000	—	13,785	—	(92,799)	(79,014)
Issuance of common stock upon exercise of stock options	—	—	721,992	—	—	—	449	—	—	449
Vesting of early exercised stock options	—	—	—	—	—	—	143	—	—	143
Issuance of common stock for acquisition	—	—	764,004	—	—	—	2,015	—	—	2,015
Stock-based compensation	—	—	—	—	—	—	3,316	—	—	3,316
Change in accumulated other comprehensive loss	—	—	—	—	—	—	—	(48)	—	(48)
Other	—	—	3,500	—	—	—	8	—	—	8
Net loss	—	—	—	—	—	—	—	—	(2,570)	(2,570)

BALANCE—December 31, 2017	59,938,304	140,805	20,720,328	—	379,000	—	19,716	(48)	(95,369)	(75,701)

Effect of adoption of ASU 2016-09	—	—	—	—	—	—	775	—	(775)	—

BALANCE—January 1, 2018	59,938,304	140,805	20,720,328	—	379,000	—	20,491	(48)	(96,144)	(75,701)

Issuance of common stock upon exercise of stock options	—	—	4,960,874		—	—	4,557	—	—	4,557
Vesting of early exercised stock options	—	—	—	—	—	—	375	—	—	375
Stock-based compensation	—	—	—	—	—	—	5,411	—	—	5,411
Conversion of non-voting common stock	—	—	379,000	—	(379,000)	—	—	—	—	—
Change in accumulated other comprehensive loss	—	—	—	—	—	—	—	79	—	79
Net loss	—	—	—	—	—	—	—	—	(10,762)	(10,762)

BALANCE—December 31, 2018	59,938,304	$140,805	26,060,202	$—	—	$—	$30,834	$31	$(106,906)	$(76,041)

Issuance of common stock upon exercise of stock options	—	—	924,400		—	—	1,308	—	—	1,308
Vesting of early exercised stock options	—	—	—	—	—	—	214	—	—	214
Stock-based compensation	—	—	—	—	—	—	2,497	—	—	2,497
Change in accumulated other comprehensive loss	—	—	—	—	—	—	—	(51)	—	(51)
Net loss	—	—	—	—	—	—	—	—	(9,491)	(9,491)

BALANCE—March 31, 2019	59,938,304	$140,805	26,984,602	$—	—	$—	$34,853	$(20)	$(116,397)	$(81,564)

DATADOG, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2018 (unaudited)

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Non-Voting Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—January 1, 2018	59,938,304	$140,805	20,720,328	$—	379,000	$—	$20,491	$(48)	$(96,144)	$(75,701)
Issuance of common stock upon exercise of stock options	—	—	3,125,968	—	—	—	2,920	—	—	2,920
Vesting of early exercised stock options	—	—	—	—	—	—	35	—	—	35
Stock-based compensation	—	—	—	—	—	—	830	—	—	830
Conversion of non-voting common stock	—	—	379,000	—	(379,000)	—	—	—	—	—
Change in accumulated other comprehensive loss	—	—	—	—	—	—	—	(19)	—	(19)
Net income	—	—	—	—	—	—	—	—	345	345

BALANCE—March 31, 2018	59,938,304	$140,805	24,225,296	$—	—	$—	$24,276	$(67)	$(95,799)	$(71,590)

See accompanying notes to consolidated financial statements.

DATADOG, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(2,570)	$(10,762)	$345	$(9,491)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	2,704	6,026	1,025	2,111
Amortization of deferred contract costs	1,274	2,671	483	1,028
Stock-based compensation, net of amounts capitalized	3,068	5,244	794	2,445
Noncash lease expense	—	—	—	117
Provision for accounts receivable allowance	378	477	73	74
Loss on disposal of property and equipment	4	9	—	4
Changes in operating assets and liabilities:
Accounts receivable, net	(19,274)	(25,322)	(8,489)	(7,585)
Deferred contract costs	(3,352)	(8,925)	(1,899)	(3,390)
Prepaid expenses and other current assets	(4,250)	(1,331)	(3,911)	(8,492)
Other assets	(1,482)	(6,955)	(444)	(8,219)
Accounts payable	4,647	7,241	4,009	14,524
Accrued expenses and other liabilities	2,860	10,857	1,909	1,408
Deferred revenue	29,825	31,599	11,467	18,884

Net cash provided by operating activities	13,832	10,829	5,362	3,418

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,351)	(9,662)	(2,031)	(2,197)
Capitalized software development costs	(5,452)	(6,176)	(1,164)	(2,096)
Cash paid for acquisition of businesses; net of cash acquired	(4,957)	(1,618)	—	—

Net cash used in investing activities	(12,760)	(17,456)	(3,195)	(4,293)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	462	7,782	3,820	1,776

Net cash provided by financing activities	462	7,782	3,820	1,776

Effect of exchange rate changes on cash and cash equivalents	(54)	47	(37)	(87)

NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,480	1,202	5,950	814
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	62,298	63,778	63,778	64,980

CASH, CASH EQUIVALENTS AND RESTRICTED CASH —End of period	$63,778	$64,980	$69,728	$65,794

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes	$40	$36	$—	$3
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accrued property and equipment purchases	$—	$25	$269	$577
Stock-based compensation included in capitalized software development costs	$248	$167	$36	$52
Vesting of early exercised options	$143	$375	$35	$214
Acquisition of intangible assets through issuance of common stock	$2,015	$—	$—	$—
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH WITHIN THE CONSOLIDATED BALANCE SHEETS TO THE AMOUNTS SHOWN IN THE STATEMENTS OF CASH FLOWS ABOVE:
Cash and cash equivalents	$60,024	$53,639	$65,974	$54,554
Restricted cash – Including amounts in prepaid expense and other current assets and other assets	3,754	11,341	3,754	11,240

Total cash, cash equivalents and restricted cash	$63,778	$64,980	$69,728	$65,794

See accompanying notes to consolidated financial statements.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Description of Business

Datadog, Inc. (“Datadog” or the “Company”) was incorporated in the State of Delaware on June 4, 2010. The Company is the monitoring and analytics platform for developers, IT operations teams and business users in the cloud age. The Company’s SaaS platform integrates and automates infrastructure monitoring, application performance monitoring and log management, to provide unified, real-time observability of its customers’ entire technology stack. The Company is headquartered in New York City and has various other global office locations.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Datadog, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Stock Split

On January 2, 2018, a four-for-one stock split of the Company’s then-outstanding common stock and convertible preferred stock was effected without any change in the par value per share. All information related to the Company’s common stock, convertible preferred stock and stock awards has been retroactively adjusted to give effect to the four-for-one stock split, without any change in the par value per share.

Segment Information

The Company has a single operating and reportable segment as well as one business activity, monitoring and providing analytics on companies’ information technology (“IT”) infrastructure. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. There are no segment managers who are held accountable for operations or results below the consolidated level.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include allowance for doubtful accounts, the fair value of acquired assets and assumed liabilities from business combinations, useful lives of property, equipment, software, and finite lived intangibles, stock-based compensation including the determination of the fair value of the Company’s stock, valuation of long-lived assets and their recoverability, including goodwill, estimated expected period of benefit period for deferred contract costs, realization of deferred tax assets and uncertain tax positions, revenue

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

recognition and the allocation of overhead costs between cost of revenue and operating expenses. The Company bases its estimates on historical experience and also on assumptions that management considers reasonable. The Company assesses these estimates on a regular basis; however, actual results could materially differ from these estimates.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2019, the interim consolidated statements of operations and comprehensive (loss) income, cash flows for the three months ended March 31, 2018 and 2019, the interim consolidated statement of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2018 and 2019 and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of March 31, 2019 and the Company’s consolidated results of operations and cash flows for the three months ended March 31, 2018 and 2019. The results of operations for the three months ended March 31, 2019 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period.

Unaudited Pro Forma Stockholders’ Equity and Pro Forma Net Loss Per Share

Immediately prior to the completion of the Company’s initial public offering (“IPO”), all of the outstanding shares of its convertible preferred stock will automatically convert into             shares of common stock, based on the              shares of the convertible preferred stock outstanding as of March 31, 2019. The unaudited pro forma stockholders’ equity as of March 31, 2019 has been computed to give effect to the automatic conversion of the convertible preferred stock as though the conversion and reclassification had occurred as of March 31, 2019. The shares of common stock issuable and the proceeds expected to be received in the IPO are excluded from such pro forma information.

Unaudited pro forma basic and diluted net loss per share is computed to give effect to the automatic conversion of             shares of the Company’s outstanding convertible preferred stock into              shares of common stock in connection with the IPO.

Foreign Currency Translation

The reporting currency of the Company is the United States dollar (“USD”). The functional currency of the Company is USD, and the functional currency of the Company’s subsidiaries is generally the local currency of the jurisdiction in which the foreign subsidiary is located. The assets and liabilities of the Company’s subsidiaries are translated to USD at exchange rates in effect at the balance sheet date. All income statement accounts are translated at monthly average exchange rates. Resulting foreign currency translation adjustments are recorded directly in accumulated other comprehensive loss as a separate component of stockholders’ deficit.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other income, net in the accompanying consolidated statements of operations and comprehensive loss when realized.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Company generates revenue from the sale of subscriptions to customers using its cloud-based platform. The terms of the Company’s subscription agreements are primarily monthly or annual. The Company’s customers can enter into (1) a subscription agreement for a committed contractual amount of usage that is apportioned ratably on a monthly basis over the term of the subscription period, (2) a subscription agreement for a committed contractual amount of usage that is delivered as used, or (3) a monthly subscription based on usage. The Company typically bills customers on an annual subscription in full up-front, with any usage in excess of the committed contracted amount billed monthly in arrears. The Company typically bills customers on a monthly plan in arrears. Customers also have the option to purchase additional services priced at rates at or above the stand-alone selling price.

The Company elected to early adopt Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“Topic 606”), effective January 1, 2017, using the full retrospective method of adoption. As such, the consolidated financial statements present revenue in accordance with Topic 606 for all of the periods presented.

The Company accounts for revenue contracts with customers through the following steps:

(1)	identify the contract with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

(4)	allocate the transaction price; and

(5)	recognize revenue when or as the Company satisfies a performance obligation.

The Company’s revenue arrangements may include infrastructure monitoring, application performance monitoring, log management, and synthetics, as well as secondary services including custom metrics in dashboard monitoring, docker container monitoring, and trace search. The Company has identified each service as a separate performance obligation.

The transaction price is based on the fixed price for the contracted level of service plus variable consideration for additional optional purchases. Billing periods correspond to the periods over which services are performed and there are no discounts given on the purchase of future services.

The Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on a range of actual prices charged to customers.

Revenue is recognized when control of these services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. The Company determined an output method to be the most appropriate measure of progress because it most faithfully represents when the value of the services are simultaneously received and consumed by the customer, and control is transferred.

For committed contractual amounts of usage, revenue is recognized ratably over the term of the subscription agreement generally beginning on the date that the platform is made available to a customer. For committed

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

contractual amount of usage that is delivered as used, a monthly subscription based on usage, or usage in excess of a ratable subscription, the Company recognizes revenue as the product is used. Subscription revenue excludes sales and other indirect taxes.

The Company applied the practical expedient in Topic 606 and did not evaluate contracts of one year or less for the existence of a significant financing component.

Cost of Revenue

Cost of revenue consists primarily of costs related to providing subscription services to paying customers, including data center and networking expenses, employee compensation (including stock-based compensation) and other employee-related expenses for customer experience and technical operations staff, payments to outside service providers, payment processing fees, amortization of capitalized internally developed software costs and acquired developed technology, and allocated overhead costs.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist of employee compensation (including stock-based compensation) and other employee-related expenses, materials and supplies, and allocated overhead costs such as rent and facilities costs.

Advertising Costs

Advertising costs are expensed as incurred and were approximately $4.4 million, $8.3 million, $1.6 million and $2.3 million for the years ended December 31, 2017 and 2018, and three months ended March 31, 2018 and 2019 (unaudited), respectively, and are included in sales and marketing expense in the accompanying consolidated statement of operations and comprehensive loss.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting and the tax bases of assets and liabilities. The deferred assets and liabilities are recorded at the statutorily enacted tax rates anticipated to be in effect when such temporary differences reverse. The effect of on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established; when based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company engages in transactions in which the tax consequences may be subject to uncertainty. The Company accounts for uncertain tax positions based on an evaluation as to whether it is more likely than not that a tax position will be sustained on audit, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the appropriate tax authorities have full knowledge of all relevant information concerning the tax position. The Company accounts for uncertain tax positions as non-current tax liabilities or through a reduction of a corresponding deferred tax asset. The tax benefit recognized is based on the largest amount that is greater than 50% likely of being realized upon ultimate settlement. The Company includes potential interest expense and penalties related to its uncertain tax positions in income tax expense.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees, directors, and nonemployees, based on the estimated fair value of the awards on the date of grant. The fair value of each stock option granted is estimated using the Black Scholes option pricing model. The determination of the grant date fair value using an option-pricing model is affected by the estimated fair value of the Company’s common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. Stock-based compensation is recognized on a straight-line basis over the requisite service period. The Company also has certain options that have performance-based vesting conditions; stock-based compensation expense for such awards is recognized on a straight-line basis from the time the vesting condition is likely to be met through the time the vesting condition has been achieved.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of funds deposited into money market funds.

Restricted Cash

Restricted cash primarily consists of collateralized letters of credit established in connection with lease agreements for the Company’s facilities. Restricted cash is included in current assets for leases that expire within one year and is included in non-current assets for leases that expire in more than one year from the balance sheet date.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents and accounts receivable. For cash and cash equivalents, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions with high-quality credit ratings and has not experienced any losses in such accounts. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets.

There were no customers representing greater than 10% of total revenue for the years ended December 31, 2017 and 2018 or the three months ended March 31, 2018 or 2019. No customers represented greater than 10% of accounts receivable as of December 31, 2017 and 2018 or as of March 31, 2018 or 2019 (unaudited).

Geographical Information

Revenue by location is determined by the billing address for the customer. The following table sets forth revenue by geographic area (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
North America	$76,352	$150,945	$30,268	$53,238
International	24,409	47,132	9,447	16,812

Total	$100,761	$198,077	$39,715	$70,050

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other than the United States, no other individual country accounted for 10% or more of total revenue for the years ended December 31, 2017 or 2018. As of December 31, 2017 and 2018, 84% and 85% of the Company’s long lived assets were located in the United States and 16% and 15% were located in Europe, respectively. As of March 31, 2019, 83% (unaudited) of the Company’s long lived assets were located in the United States and 17% (unaudited) were located in Europe.

Fair Value of Financial Instruments

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Included in the Company’s cash and cash equivalents are money market funds, which are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. As of December 31, 2017 and 2018 and March 31, 2019, the Company had $60.0 million, $53.6 million and $54.6 million (unaudited), respectively, of cash and cash equivalents primarily invested in money market funds. In addition, the Company had $3.8 million, $11.3 million and $11.2 million (unaudited), respectively, of restricted cash in connection with collateral for various lease agreements for the Company’s facilities. Accounts receivable, accounts payable, and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Accounts Receivable

Accounts receivable includes billed and unbilled receivables. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and provides for expected losses. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine the appropriate amount of allowance for doubtful accounts. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified.

Unbilled accounts receivable represents revenue recognized on contracts for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date. The unbilled accounts receivable balance is due within one year. As of December 31, 2017 and 2018 and March 31, 2019, unbilled accounts receivable of approximately $10.5 million, $13.1 million and $11.6 million (unaudited), respectively, was included in accounts receivable on the Company’s consolidated balance sheets.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Internal Use Software Development Costs

The Company capitalizes qualifying internal use software development costs related to its cloud platform. The costs consist of personnel costs (including related benefits and stock-based compensation) that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred.

Capitalized costs are included in property and equipment. These costs are amortized over the estimated useful life of the software, which is two years, on a straight-line basis, which represents the manner in which the expected benefit will be derived. The amortization of costs related to the platform applications is included in cost of revenue and sales and marketing expense based on an allocation between paid customer accounts and free customer accounts not generating revenue.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Expenses that improve an asset or extend its remaining useful life are capitalized. Costs of maintenance or repairs that do not extend the lives of the respective assets are charged to expenses as incurred.

Deferred Contract Costs

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit which is determined to be four years. The Company determined the period of benefit by taking into consideration the length of terms in its customer contracts, life of the technology and other factors. Amounts expected to be recognized within one year of the balance sheet date are recorded as deferred contract costs, current; the remaining portion is recorded as deferred contract costs, non-current, in the consolidated balance sheets. Deferred contract costs are periodically analyzed for impairment. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of operations.

The adoption of ASC 606 related to the deferral of incremental commission costs of obtaining a contract, primarily sales commissions, resulted in a decrease to accumulated deficit of $2.7 million as of January 1, 2017.

Deferred contract costs on the Company’s consolidated balance sheets were $4.8 million, $11.0 million and $13.4 million as of December 31, 2017 and 2018 and March 31, 2019 (unaudited) respectively. Amortization expense was $1.3 million, $2.7 million, $0.5 million and $1.0 million for the years ended December 31, 2017 and 2018, and three months ended March 31, 2018 and 2019 (unaudited), respectively.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table represents a rollforward of the Company’s deferred contract costs (in thousands):

Amount
Balance as of January 1, 2017	$2,677
Additions to deferred contract costs	3,352
Amortization of deferred contract costs	(1,274)

Balance as of December 31, 2017	4,755

Additions to deferred contract costs	8,925
Amortization of deferred contract costs	(2,671)

Balance as of December 31, 2018	11,009

Additions to deferred contract costs (unaudited)	3,390
Amortization of deferred contract costs (unaudited)	(1,028)

Balance as of March 31, 2019 (unaudited)	$13,371

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, accounting, and consulting fees relating to the IPO, will be capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the IPO. In the event the planned IPO is terminated, the deferred offering costs will be expensed. There were no deferred offering costs recorded as of December 31, 2017 and 2018. As of March 31, 2019, there was $0.1 million (unaudited) of deferred offering costs recorded.

Business Combinations

When the Company acquires a business, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require the Company to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to other income, net in the consolidated statement of operations.

Accounting for Impairment of Long-Lived Assets (Including Goodwill and Intangibles)

Long-lived assets with finite lives include property and equipment, capitalized development software costs and acquired intangible assets. Long-lived assets are amortized over their estimated useful lives which are as follows:

Computers and equipment	3 years
Furnitures and fixtures	5 years
Leasehold improvements	Shorter of lease term or useful life of asset
Capitalized software development costs	2 years
Intangible assets	1-3 years

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company evaluates long lived assets, including acquired intangible assets and capitalized software development costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or the estimated useful life becomes shorter than originally estimated. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows.

Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill impairment is recognized when the quantitative assessment results in the carrying value exceeding the fair value, in which case an impairment charge is recorded to the extent the carrying value exceeds the fair value. The Company did not recognize any impairment of goodwill during the years ended December 31, 2017 or 2018 or three months ended March 31, 2018 or 2019 (unaudited).

Operating Leases

The Company leases real estate facilities under operating leases. For leases that contain rent escalation or rent concession provisions, the Company records the total rent expense during the lease term on a straight-line basis over the term of the lease. Prior to the adoption of ASC 842, Leases on January 1, 2019, the Company records the difference between the rent paid and the straight-line rent expense as a deferred rent liability within accrued expenses and other current liabilities and other liabilities.

Deferred Revenue

The Company records contract liabilities to deferred revenue when the Company receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. Certain of the Company’s customers pay in advance of satisfaction of performance obligations and other customers with monthly contract terms are billed in arrears on a monthly basis.

The deferred revenue balance as of January 1, 2017 was $9.2 million. The Company recognized $9.2 million and $37.1 million of revenue during the fiscal years ended December 31, 2017 and 2018, respectively from beginning deferred revenue balances as of January 1, 2017 and 2018, respectively. The increase in contract liabilities from December 31, 2017 to December 31, 2018 primarily resulted from growth of contracts with new and existing customers.

The Company recognized $12.2 million (unaudited) and $31.3 million (unaudited) for the three months ended March 31, 2018 and 2019, respectively, from beginning deferred revenue balances as of January 1, 2018 and 2019, respectively.

Remaining performance obligations represent the aggregate amount of the transaction price in contracts allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations include unearned revenue, multi-year contracts with future installment payments and certain unfulfilled orders against accepted customer contracts at the end of any given period. As of December 31, 2018 and March 31, 2019, the aggregate transaction price allocated to remaining performance obligations was $127.1 million and $141.1 million (unaudited), respectively. There is uncertainty in the timing of revenues associated with the Company’s drawdown contracts, as future revenue can often vary significantly from past revenue.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

However, the Company expects to recognize substantially all of the remaining performance obligations over the next 24 months.

Net Income (Loss) Per Share Attributable to Common Shareholders

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period giving effect to all potentially dilutive securities to the extent they are dilutive. The dilutive effect of potentially dilutive securities is reflected in diluted net income (loss) per share by application of the two-class method.

Accounting Pronouncements Recently Adopted

In November 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Tax. ASU No. 2015-17 was issued by the FASB as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). Current GAAP requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. To simplify the presentation of deferred income taxes, the amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments of ASU 2015-17. ASU 2015-17 is effective for financial statements issued for annual periods beginning after December 15, 2017 and interim periods within those annual periods. Early adoption is permitted for financial statements that have not been previously issued. The ASU was adopted January 1, 2019 and applied retrospectively to all deferred tax assets and liabilities for all periods presented. The Company adoption of this ASU had no material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The Company has adopted this ASU effective January 1, 2018, and elected to account for forfeitures as they occur upon adoption, rather than estimated expected forfeitures over the course of a vesting period. The Company recognized a cumulative effect of $0.8 million to accumulated deficit as of January 1, 2018 upon adoption.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows. The ASU provides guidance on how certain cash receipts and outflows should be classified on entities’ statement of cash flows. The Company adopted the ASU on January 1, 2019 on a retrospective basis to all periods presented. Adoption of this ASU and did not have a material impact on the Company’s consolidated statements of cash flows for the periods presented.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows. The standard requires that the statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the ASU on January 1, 2019 on a retrospective basis for all periods presented. Prior to the adoption of the ASU, changes within restricted cash were presented within investing activities as changes related to payments and refunds of security deposits in connection with leases for the Company’s facilities. As a result of adopting the ASU, the Company includes restricted cash with cash and cash equivalents when reconciling the beginning-of-period and

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

end-of-period total amounts presented on the statement of consolidated cash flows. Accordingly, the statement of cash flows has been revised to include restricted cash as a consolidated component of cash, cash equivalents, and restricted cash.

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business. This ASU provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. The Company adopted ASU 2017-01 as of January 1, 2017 on a prospective basis and there was no material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the measurement of goodwill by eliminating step 2 from the goodwill impairment test. Entities should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The Company early adopted this ASU on January 1, 2017 and its adoption had no impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. This amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The Company adopted this ASU on January 1, 2019 on a retrospective basis to all periods presented. Application of this ASU did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842), which requires, among other items, lessees to recognize most leases as assets and liabilities on the balance sheet. Qualitative and quantitative disclosures are also enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. The Company adopted this ASU on January 1, 2019 and has elected the transition option prescribed by ASU 2018-11, and accordingly will not restate prior periods under ASC 842. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification and determination of the lease term. Upon adoption, the Company recognized a right of use asset of $47.9 million and a lease liability of $51.4 million with no impact to accumulated deficit or consolidated statement of cash flows. The Company’s consolidated financial statements for the three months ended March 31, 2019 reflect the adoption of ASC 842.

Accounting Pronouncements Not Yet Adopted

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The updated guidance simplifies the accounting for nonemployee share-based payment transactions. The amendments in the new guidance specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU is effective for public business entities for fiscal years beginning after December 15, 2018 and the Company does not expect a material effect on the Company’s consolidated financial statements as a result of this ASU.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software, which align the requirements for capitalizing implementation costs incurred in a hosting arrangement

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this ASU. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material effect on the Company’s consolidated financial statements.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,		March 31, 2019
	2017	2018
			(unaudited)
Hosting	$2,182	$3,356	$8,033
General prepaid expenses	1,293	3,607	4,755
Other receivables	1,896	526	732
Deferred compensation	1,358	—	—
Marketing	390	218	2,465
Rent	334	1,066	1,281
Restricted cash	284	—	—

Total prepaid expenses and other current assets	$7,737	$8,773	$17,266

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,		March 31, 2019
	2017	2018
			(unaudited)
Computers and equipment	$2,304	$4,540	$5,279
Furniture & fixtures	1,287	2,621	3,079
Leasehold improvements	2,401	8,554	10,319
Capitalized software development costs	8,657	15,000	17,065

Total property and equipment	14,649	30,715	35,742
Less: accumulated depreciation and amortization	(3,528)	(9,066)	(11,125)

Total property and equipment, net	$11,121	$21,649	$24,617

As discussed in Note 2, Basis of Presentation and Summary of Significant Accounting Policies—Internal Use Software, the Company capitalizes costs related to the development of computer software for internal use and is included in capitalized software development costs within property and equipment, net.

Depreciation and amortization expense was approximately $2.2 million, $5.5 million, $0.9 million and $1.9 million for the years ended December 31, 2017 and 2018, and three months ended March 31, 2018 and 2019 (unaudited), respectively.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Acquisition, Intangible Assets and Goodwill

Focusmatic Acquisition

On March 28, 2017, the Company completed an acquisition of Focusmatic SAS (“Focusmatic”). Focusmatic is a log processing and analytics company that aligns with the Company’s goal of improving visibility for its customers IT infrastructure. Goodwill was not deductible for tax purposes. Pursuant to the Agreement and Plan of Merger, the entire ownership of Focusmatic was purchased by the Company in exchange for 764,004 shares of the Company’s common stock and $5.4 million of cash consideration. Goodwill resulted primarily from the expected integration of the employee base and product offerings of Focusmatic with the Company. The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations with the results of Focusmatic’s operations included in the consolidated financial statements from the date of acquisition. Results of operations for this acquisition have been included in the Company’s consolidated statements of operations and comprehensive loss since the acquisition date and were not material. Pro forma results of operations for this acquisition have not been presented because it was also not material to the consolidated results of operations. Transaction costs amounted to approximately $0.1 million and were expensed as incurred.

The aggregate purchase consideration and estimated fair values of the assets acquired and liabilities assumed at the date of acquisition were as follows (in thousands):

Fair Value
Fair value of purchase consideration:
Cash consideration	$5,397
Common stock	2,015

Total purchase consideration	$7,412

Fair Value
Fair value of net assets acquired:
Net tangible assets (liabilities)	$(200)
Developed technology	1,300
Customer relationships	20
Goodwill	6,292

Total fair value of net assets acquired	$7,412

Madumbo Acquisition

On September 28, 2018, the Company entered into a Stock Purchase Agreement with Madumbo whereby the Company acquired all of the issued and outstanding shares of Madumbo for $1.6 million in cash consideration. Madumbo created an artificial intelligence platform that the Company plans to use to strengthen the Company’s current product offering. Goodwill was not deductible for tax purposes. Goodwill resulted primarily from the expected integration of Madumbo’s platform with the Company’s existing product offerings. The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The results of Madumbo’s operations have been included in the Company’s consolidated statements of operations and comprehensive loss since the acquisition date and were not material. Pro forma results of operations for this acquisition have not been presented because it was also not material to the consolidated results of operations. Transaction costs amounted to approximately $0.1 million and were expensed as incurred.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate purchase consideration and estimated fair values of the assets acquired and liabilities assumed at the date of acquisition were as follows (in thousands):

Fair Value
Fair value of net assets acquired:
Net tangible assets (liabilities)	$(536)
Developed technology	825
Goodwill	1,334

Total fair value of net assets acquired	$1,623

Intangibles, net consisted of the following (in thousands):

	December 31, 2017			December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
Developed technology	$1,300	$(330)	$970	$2,125	$(837)	$1,288	2-3 years
Customer relationships	20	(16)	4	20	(20)	—	1 year

Total	$1,320	$(346)	$974	$2,145	$(857)	$1,288

	As of March 31, 2019
	(unaudited)
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$2,125	$(1,011)	$1,114

Intangible amortization expense was approximately $0.5 million, $0.5 million, $0.1 million and $0.2 million for the years ended December 31, 2017 and 2018 and three months ended March 31, 2018 and 2019 (unaudited), respectively. Amortization of developed technology and customer relationships are included in cost of revenue on the Company’s consolidated statement of operations and comprehensive loss.

As of March 31, 2019, future amortization expense by year is expected to be as follows (in thousands):

Amount
(unaudited)
Remainder of 2019	$533
2020	378
2021	203

Total	$1,114

The changes in the carrying amount of goodwill were as follows (in thousands):

Amount
Balance as of January 1, 2017	$—
Focusmatic acquisition	6,292

Balance as of December 31, 2017	6,292
Madumbo acquisition	1,334

Balance as of December 31, 2018 and March 31, 2019 (unaudited)	$7,626

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,		March 31, 2019
	2017	2018
			(unaudited)
Accrued compensation	$10,143	$8,434	$9,162
Early exercise liability-stock options	81	2,931	3,182
Commissions and bonuses	2,349	6,795	5,745
Income tax liability	152	516	534
Payroll and sales taxes	335	1,147	926
Deferred rent	600	3,527	—
Other	2,996	6,940	8,849

Total accrued expenses and other current liabilities	$16,656	$30,290	$28,398

7. Commitments and Contingencies

Lease Commitments—The Company has entered into various noncancelable operating leases for its facilities expiring between fiscal 2019 and 2025. Certain operating leases contain provisions under which monthly rent escalates over time. When lease agreements contain escalating rent clauses or free rent periods, the Company recognizes rent expense on a straight-line basis over the term of the lease.

Rent expense for the years ended December 31, 2017 and 2018 was $3.8 million and $10.0 million, respectively.

During 2017 and 2018 the Company received $0.1 million and $0.7 million, respectively, in sub-lease income which were recorded as a credit to rent expense.

Future minimum lease payments under noncancelable operating leases as of December 31, 2018 are as follows (in thousands):

Year Ending December 31,	Amount
2019	$9,833
2020	14,549
2021	17,254
2022	17,036
2023	14,986
Thereafter	4,017

Total	77,675
Future sublease income	(4,886)

Net minimum lease payments	$72,789

The above payments include payments related to a lease entered into in July 2018 with a lease term of 5 years and total lease payments over the life of the lease of approximately $19.8 million. The Company has not taken possession of the underlying property as of December 31, 2018 or March 31, 2019 and therefore, the operating lease liability has not been reflected on the consolidated balance sheet subsequent to the adoption of ASC 842.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

401(k) Plan—The Company sponsors a 401(k) defined contribution plan covering all eligible US employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for the years ended December 31, 2017 and 2018.

Legal Matters—The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position or results of operations.

Indemnification—The Company enters into indemnification provisions under some agreements with other parties in the ordinary course of business, including business partners, investors, contractors, customers, and the Company’s officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations and comprehensive (loss) income in connection with the indemnification provisions have not been material.

8. Leases

The Company has entered into various noncancelable operating leases for its facilities expiring between fiscal 2019 and 2025. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early within three years. The Company considers these options, which may be elected at the Company’s sole discretion, in determining the lease term on a lease-by-lease basis. The Company has elected the practical expedient not to record leases with an initial term of 12 months or less on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. The Company accounts for lease components and non-lease components as a single lease component. Operating lease assets and liabilities are reflected within operating lease assets; operating lease liabilities, current and operating lease liabilities, non-current, on the consolidated balance sheet.

Lease expense for these leases is recognized on a straight-line basis over the lease term, with variable lease payments recognized in the period those payments are incurred.

The components of lease cost recognized within the Company’s consolidated statements of operations and comprehensive loss were as follows (in thousands):

Three Months Ended March 31, 2019
(unaudited)
Operating lease cost(1)	$2,969
Variable lease cost(2)	3
Short-term lease cost	636

1)	Includes right of use amortization of $2.3 million
2)	Primarily related to Consumer Price Index adjustments, common area maintenance and property tax.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental cash flow information and non-cash activity related to the Company’s operating leases are as follows (in thousands):

March 31, 2019
(unaudited)
Cash paid for amounts included in measurement of lease liabilities	$2,996

Maturities of lease liabilities by fiscal year for the Company’s operating leases are as follows (in thousands):

Amount
(unaudited)
Remainder of 2019	$7,295
2020	12,565
2021	12,534
2022	11,556
2023	8,326
2024 and beyond	4,017

Total lease payments	$56,293
Less: imputed interest	(7,094)

Present value of lease liabilities	$49,199

Weighted average remaining lease term and discount rate for the Company’s operating leases are as follows:

March 31, 2019
(unaudited)
Weighted average remaining lease term	4.8 years
Weighted average discount rate	5.6%

9. Convertible Preferred Stock

Convertible Preferred Stock—Convertible Preferred Stock is carried at the issuance price, net of issuance costs.

At December 31, 2017, convertible preferred stock (the “Preferred Stock”) consisted of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value[1]	Liquidation Preference
Seed	6,951,580	6,467,984	$0.1726	$1,090	$1,117
Series A	16,557,876	16,398,544	$0.3766	6,042	$6,175
Series B	15,662,932	13,206,664	$0.9577	12,564	$12,648
Series C	11,726,764	10,129,808	$2.6521	26,764	$26,865
Series D	13,735,304	13,735,304	$6.8806	94,345	$94,507

	64,634,456	59,938,304		$140,805

1)	Amounts are net of issuance costs.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2018, and March 31, 2019 (unaudited) Preferred Stock consisted of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value[1]	Liquidation Preference
Seed	6,467,984	6,467,984	$0.1726	$1,090	$1,117
Series A	16,398,544	16,398,544	$0.3766	6,042	$6,175
Series B	13,206,664	13,206,664	$0.9577	12,564	$12,648
Series C	10,129,808	10,129,808	$2.6521	26,764	$26,865
Series D	13,735,304	13,735,304	$6.8806	94,345	$94,507

	59,938,304	59,938,304		$140,805

1)	Amounts are net of issuance costs.

Significant rights and preferences of the above convertible Preferred Stock are as follows:

Conversion—At any time following the date of issuance, each share of Preferred Stock is convertible, at the option of its holder, into the number of shares of common stock, which results from dividing the applicable original issue price per share for each series by the applicable conversion price per share for such series.

The initial conversion price of the Series D Preferred Stock shall be equal to $6.88, the Series C Preferred Stock shall be equal to $2.65, the Series B Preferred Stock shall be equal to $0.96, the Series A Preferred Stock shall be equal to $0.38, and the Seed Preferred Stock shall be equal to $0.17.

The conversion price may be adjusted from time to time based on certain events such as a Deemed Issue of Additional Shares of Common Stock, stock splits and combinations, dividends or distributions or in the event of a merger or reorganization.

The Preferred Stock is subject to mandatory conversion upon the sale of shares of Common Stock of at least $10.32 per share in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, resulting in at least $75 million of gross proceeds to the Company (“Qualified Liquidation Event”).

Voting—The holders of Preferred Stock are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share is then convertible. The holders of the shares of Series B Preferred Stock, shall be entitled to elect one director, the holders of Series A Preferred Stock, shall be entitled to elect two directors.

Dividends—The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on common shares payable in common shares) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Seed Preferred Stock in an amount at least equal to $0.01035 per share, on each outstanding share of Series A Preferred Stock in an amount at least equal to $0.02259 per share, on each outstanding share of Series B Preferred Stock in an amount at least equal to $0.0574 per share, on each outstanding share of Series C Preferred Stock in an amount at least equal to $0.1591 per share, and on each outstanding share of Series D Preferred Stock in an amount at least equal to $0.4128 per share.

No dividends have been declared or paid by the Company since inception.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquidation Preference—In the event of any liquidation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, on a pari passu basis. The liquidation to Preferred Stock (Seed, Series A, Series B, Series C, and Series D) will be an amount per share equal to the greater of (a) the original issue price plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares been converted into Common Stock immediately prior to liquidation.

If upon any liquidation, the assets of the Company are insufficient to make payment in full to the holders of Seed Preferred, Series A Preferred, Series B Preferred, Series C Preferred, and Series D Preferred, then such assets shall be distributed among the holders of the Seed, Series A, Series B Preferred, Series C Preferred, and Series D ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After payment has been made to the holders of the Preferred Stock, the remaining assets available for distribution will be distributed ratably among the holders of common stock.

Redemption—The Preferred Stock is redeemable upon certain deemed liquidation events such as a merger or sale of substantially all the assets of the Company.

Classification—The convertible Preferred Stock is not mandatorily redeemable, but a liquidation event would constitute a redemption event outside of management’s control. Therefore, all shares of convertible Preferred Stock have been presented outside of permanent equity in accordance with ASC 480, Distinguishing Liabilities from Equity. Further, the Company will not adjust the carrying value of the convertible Preferred Stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. In accordance with ASC 480, if it becomes certain that the convertible Preferred Stock will become redeemable, the carrying amount will be adjusted to equal the fair value of the instrument on the date that the contingent event becomes certain.

10. Equity

Common Stock—Holders of common stock are entitled to one vote per share and may elect two directors. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the board of directors. Common stock is subordinate to the Preferred Stock with respect to dividend rights and rights upon a Qualified Liquidation Event of the Company. The common stock is not redeemable at the option of the holder.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2017 and 2018 and March 31, 2019, the Company had reserved shares of common stock for future issuance as follows:

	December 31,		March 31, 2019
	2017	2018
			(unaudited)
Seed Preferred Stock	6,467,984	6,467,984	6,467,984
Series A Preferred Stock	16,398,544	16,398,544	16,398,544
Series B Preferred Stock	13,206,664	13,206,664	13,206,664
Series C Preferred Stock	10,129,808	10,129,808	10,129,808
Series D Preferred Stock	13,735,304	13,735,304	13,735,304
Non-voting common shares	379,000	—	—
2012 stock option plan:
Options outstanding	14,959,296	12,955,019	12,224,483
Shares available for future grants	2,979,672	23,075	329,211

	78,256,272	72,916,398	72,491,998

In January 2018, the Company converted the then outstanding shares of non-voting common stock to common stock. The non-voting common stock had the same rights and preferences as common stock except that the non-voting stock did not contain any voting rights.

Stock-Based Compensation—The Company adopted an equity incentive plan in 2012 (the “Plan”), pursuant to which the Company’s board of directors may grant stock option and restricted stock awards to employees, directors, officers, agents, consultants, advisors, and independent contractors. The Company has reserved 23,280,716 shares of the Company’s common stock for issuance pursuant to awards granted under the Plan as of March 31, 2019 (unaudited). Shares issued under the Plan shall be drawn from authorized and unissued shares or reacquired common stock. Stock option grants typically vest over a four year requisite service period. Certain awards do include provisions where vesting accelerates upon the change of control event. The contractual term of stock options is typically ten years.

The Company uses the Black-Scholes option pricing model to value stock options. The fair value of each award is recognized on a straight-line basis over the vesting or service period, which is typically four years. The Black-Scholes model requires specified inputs to determine the fair value of stock-based awards, consisting of (i) the expected volatility of the Company’s common stock over the expected option life, (ii) the risk-free interest rate, (iii) the expected dividend yield, and (iv) the expected option life.

The following table summarizes the assumptions used during the years ended December 31, 2017 and 2018:

Year Ended December 31,
	2017	2018
Expected volatility	37.1% - 38.8%	38.4% - 39.0%
Risk-free interest rate	1.8% - 2.2%	2.6% - 3.0%
Expected dividend yield	—%	—%
Expected term (in years)	5.1 - 6.1	5.8 - 6.1
Fair value of common stock	$2.61 - $3.07	$6.70 - $16.89

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the assumptions used during the three months ended March 31, 2018 and 2019:

	Three Months Ended March 31,
	2018	2019
	(unaudited)
Expected volatility	38.9%	39.1% - 39.2%
Risk-free interest rate	2.6%	2.5% - 2.6%
Expected dividend yield	—%	—%
Expected term (in years)	5.9 - 6.1	5.9 - 6.1
Fair value of common stock	$6.70	$18.47 - $18.98

Expected volatility—The Company performed an analysis of its peer companies with similar expected lives to develop an expected volatility assumption.

Expected term—Derived from the life of the options granted under the option plan and is based on the simplified method which is essentially the weighted average of the vesting period and contractual term.

Risk-free interest rate—Based upon quoted market yields for the United States Treasury debt securities.

Expected dividend yield—Since the Company has never paid and has no intention to pay cash dividends on common stock, the expected dividend yield is zero.

Fair value of the common stock—Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s redeemable convertible Preferred Stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock option activity during the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019 (unaudited) is as follows:

	Shares Available For Grant	Number Of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)
Balance—January 1, 2017	1,238,224	11,941,720	$1.16	8.9
Increase in option pool	5,481,016	—
Options granted	(4,280,656)	4,280,656	$2.68
Options exercised	—	(721,992)	$0.64
Options forfeited	541,088	(541,088)	$1.93

Balance—December 31, 2017	2,979,672	14,959,296	$1.59	8.3
Options granted	(3,745,601)	3,745,601	$4.84
Options exercised	—	(4,960,874)	$1.57
Options forfeited	789,004	(789,004)	$2.37

Balance—December 31, 2018	23,075	12,955,019	$2.49	7.9
Increase in option pool (unaudited)	500,000	—
Options granted (unaudited)	(284,908)	284,908	$12.59
Options exercised (unaudited)	—	(924,400)	$1.92
Options forfeited (unaudited)	91,044	(91,044)	$3.76

Balance—March 31, 2019 (unaudited)	329,211	12,224,483	$2.76	7.8

Exercisable—March 31, 2019 (unaudited)		7,079,305	$1.68	7.2

The weighted average grant-date fair value of options granted during 2017 and 2018 was $1.21 and $7.44, respectively. The Company received approximately $0.5 million and $7.8 million in cash proceeds from options exercised during 2017 and 2018, respectively. The intrinsic value of options exercised in 2017 and 2018 was approximately $1.5 million and $36.4 million, respectively. The aggregate fair value of options vested during 2017 and 2018 was $4.2 million and $3.5 million, respectively.

The weighted average grant-date fair value of options granted during the three months ended March 31, 2018 and March 31, 2019 was $4.37 (unaudited) and $10.03 (unaudited), respectively. The Company received approximately $3.8 million (unaudited) and $1.8 million (unaudited) in cash proceeds from options exercised during three months ended March 31, 2018 and March 31, 2019, respectively. The intrinsic value of options exercised during the three months ended March 31, 2018 and March 31, 2019 was approximately $16.7 million (unaudited) and $16.8 million (unaudited), respectively. The aggregate fair value of options vested during the three months ended March 31, 2018 and 2019 was $1.3 million (unaudited) and $1.8 million (unaudited), respectively.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation expense was included in the consolidated statement of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Cost of revenue	$112	$287	$46	$99
Research and development	1,160	1,641	279	786
Sales and marketing	977	1,910	299	729
General and administrative	819	1,406	170	831

Stock-based compensation, net of amounts capitalized	3,068	5,244	794	2,445

Capitalized stock-based compensation expense	248	167	36	52

Total stock-based compensation expense	$3,316	$5,411	$830	$2,497

Total compensation cost related to unvested awards not yet recognized was approximately $28.4 million and $28.3 million (unaudited) as of December 31, 2018 and March 31, 2019, respectively. The weighted average period over which this compensation cost related to unvested employee awards will be recognized is 3.4 years and 3.2 years (unaudited) as of December 31, 2018 and March 31, 2019, respectively.

Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for accounting purposes until those shares vest. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The shares issued upon the early exercise of these unvested stock option awards, which are reflected as exercises in the table above, are considered to be legally issued and outstanding on the date of exercise. Upon termination of service, the Company may repurchase unvested shares acquired through early exercise of stock options at a price equal to the price per share paid upon the exercise of such options. The Company has recorded liabilities related to early exercises of 87,596 shares of common stock, 698,552 shares of common stock and 726,000 shares of common stock as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively.

11. Income Taxes

For the years ended December 31, 2017 and 2018

Income Taxes—For financial reporting purposes, income/(loss) before income taxes, includes the following components (in thousands):

	December 31,
	2017	2018
Domestic	$(2,498)	$(11,273)
Foreign	385	1,033

Loss before income taxes	$(2,113)	$(10,240)

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total income taxes allocated to operations for the years ended December 31, 2017 and 2018 were as follows (in thousands):

2017	Current	Deferred	Total
Federal	$41	$—	$41
State	60	—	60
Foreign	477	(121)	356

Total	$578	$(121)	$457

2018	Current	Deferred	Total
Federal	$—	$—	$—
State	(127)	—	(127)
Foreign	559	90	649

Total	$432	$90	$522

Tax Rate Reconciliation—Income tax expense was $0.5 million and $0.5 million for the years ended December 31, 2017 and 2018, respectively, and differed from the amounts computed by applying the U.S. federal statutory income tax rate of 34% and 21% for the years ended December 31, 2017 and 2018, respectively, to pretax loss from operations as a result of the following (in thousands):

	December 31,
	2017	2018
Income tax expense at federal statutory rate	$(719)	$(2,151)
Nondeductible expenses	735	1,289
State taxes (net of federal benefit)	60	(100)
Impacts of United States tax reform—rate change and mandatory repatriation	4,353	—
Change in valuation allowance	(4,146)	1,052
Uncertain tax positions	366	241
Foreign taxes	(146)	191
Other	(46)	—

Total	$457	$522

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code that affected the Company’s financial results for the year ended December 31, 2017, including, but not limited to: (1) requiring a one-time transition tax (payable over eight years) on certain un-repatriated earnings of foreign subsidiaries; (2) a future reduction of the U.S. federal corporate tax rate from 34% to 21% effective January 1, 2018, that reduced the current value of the Company’s deferred tax assets and liabilities; and (3) bonus depreciation that allows for full expensing of qualified property placed in service after September 27, 2017. In addition, the Tax Act establishes new tax laws that may affect the Company’s financial results for the years ending after December 31, 2017, including, but not limited to: (1) a reduction of the U.S. federal income tax rate from 34% to 21%; (2) limitation of the deduction for interest expense; (3) a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries; (4) a new provision designed to tax global intangible low-taxed income; (5) limitations on the deductibility of certain executive compensation; and (6) limitations on the use of Foreign Income Tax Credit to reduce the Company’s income tax liability.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the Staff Accounting Bulletin published by the SEC on December 22, 2017, addressing the challenges in accounting for the effects of the Tax Act in the period of enactment, companies reported provisional amounts for those specific income tax effects of the Tax Act for which the accounting was incomplete but a reasonable estimate could be determined. Those provisional amounts were subject to adjustment during a measurement period of up to one year from the enactment date (a “measurement-period adjustment”). Pursuant to this guidance, the estimated impact of the Tax Act was based on a preliminary review of the new tax law and projected future financial results and was subject to revision based upon further analysis and interpretation of the Tax Act and to the extent that actual results differed from projections available at that time.

In 2018, the Company completed its accounting with respect to the Tax Act and did not make any measurement-period adjustments to the initial tax expense of $4.0 million recorded in 2017. The accounting is summarized below:

•

Reduction of U.S. Federal Corporate Tax Rate: The Tax Act reduced the corporate tax rate to 21%, effective January 1, 2018. Consequently, the Company recorded a decrease related to deferred tax assets and liabilities with a corresponding net adjustment to deferred income tax expense for the year ended December 31, 2017 of $4.0 million. In addition, the valuation allowance was reduced by $4.0 million, as the Company is in a full valuation allowance position for the U.S. Deferred Tax Asset position. The Company did not make any measurement-period adjustments related to this item in 2018. The Company’s accounting for this element of the Tax Act is complete.

•

One-Time Mandatory Deemed Repatriation Tax: The one-time mandatory deemed repatriation tax is imposed on previously untaxed accumulated and current earnings and profits of the Company’s foreign subsidiaries. The Company was able to reasonably estimate the one-time mandatory deemed repatriation tax and recorded an initial provisional tax obligation, with a corresponding adjustment to income tax expense for the year ended December 31, 2017, which did not have a material impact. The Company did not make any measurement-period adjustments related to this item in 2018. The Company’s accounting for this element of the Tax Act is complete.

•

Valuation Allowances: The Company must assess whether its valuation allowance analyses are affected by the various aspects of the Tax Act. During 2017, the Company released $4.0 million of valuation allowance corresponding with the reduction of the associated U.S. deferred tax assets. The Company did not make any measurement-period adjustments related to this item in 2018. The Company’s accounting for this element of the Tax Act is complete.

•

Global Intangible Low-Taxed Income (GILTI) Policy Election: The FASB allows companies to adopt an accounting policy to either recognize deferred tax for GILTI or treat such tax cost as a current period expense when incurred. The Company has adopted an accounting policy to treat taxes due on GILTI as a current period expense.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of Deferred Taxes—The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2017 and 2018 are presented below (in thousands):

	December 31,
	2017	2018
Deferred tax assets:
Net operating losses (Federal and State)	$6,328	$7,448
Stock-based compensation	1,616	1,668
Bad debt reserve	113	120
Intangibles	165	200
Accrued compensation	276	248
Deferred revenue	2	658
Federal withholding tax reserve	1,502	1,550
Internal use software	214	725
Rent expense	209	865
Unrealized foreign exchange	1	—

Total deferred tax assets	$10,426	$13,482
Less: valuation allowance	(8,586)	(9,730)

Net deferred tax assets	$1,840	$3,752

Deferred tax liabilities:
Fixed assets	$(381)	$(737)
Commissions	(1,210)	(2,796)
Unrealized foreign exchange		(95)
Sec. 481(a) adjustment	(249)	(124)

Total deferred tax liabilities	$(1,840)	$(3,752)

Net deferred tax assets/liabilities	$—	$—

The Company accounts for income taxes using an asset and liability method and deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled. The Company’s deferred tax assets and liabilities are comprised primarily of federal and state net operating loss carryforwards and basis differences for financial reporting and tax purposes of certain assets and liabilities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the weight of all available evidence, which includes the historical operating performance and the recorded cumulative losses in prior fiscal periods, management does not believe as of December 31, 2017 and 2018 that it is more likely than not that the Company will realize its deferred tax assets. As a result, a valuation allowance of $8.6 million and $9.7 million has been provided at December 31, 2017 and 2018, respectively. The valuation allowance changed by ($3.8 million) and $1.2 million at December 31, 2017 and 2018, respectively. At December 31, 2017 and 2018, the Company has net operating loss carryforwards for federal tax purposes of approximately $23.2 million and $28.0 million, respectively, which is available to offset federal taxable income. The federal net operating loss carryforwards generated at December 31, 2017 and prior will begin to expire in 2031, if not utilized. Net operating losses generated in the December 31, 2018 period have an indefinite carryforward period but are subject to an 80% of taxable income limitation. The Company has approximately $21.7 million and $24.2 million of post-apportioned net operating loss carryforwards as of December 31, 2017 and 2018, respectively for various state tax purposes. The state net operating loss carryforwards will begin to expire in 2029, if not utilized.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Utilization of the net operating losses may be subject to an annual limitation provided for in the Internal Revenue Code under Section 382 and similar state codes. The Company has prepared an analysis to determine whether its net operating losses may be limited under such provisions. It has been determined that any annual limitation would not result in the expiration of net operating loss carryforwards before utilization.

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. Historically, the Company has not made a provision for U.S. income tax with respect to accumulated earnings of foreign subsidiaries where the foreign investment of such earnings is essentially permanent in duration. Generally, such amounts would become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. The Company has not provided U.S. taxes on unremitted earnings of its foreign subsidiaries as it asserts permanent reinvestment on any accumulated earnings and profits.

Consistent with the provisions of ASC 740, Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The following table shows the changes in the gross amount of unrecognized tax benefits as of December 31, 2017 and 2018 (in thousands):

	December 31,
	2017	2018
Beginning balance	$—	$563
Increases based on tax positions during the current period	563	357

Ending balance	$563	$920

The total amount of unrecognized tax benefits that, if recognized would impact the effective tax rate would be $0.4 million and $0.8 million for the years ended December 31, 2017 and 2018, respectively.

The Company’s policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items in income tax expense. The total amount of interest and penalties associated with unrecognized income tax benefits is $0.2 million and $0.4 million for the years ended December 31, 2017 and 2018, respectively.

Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next twelve months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, we do not anticipated any significant changes to unrecognized tax benefits over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and in various international jurisdictions. Tax years 2013 and forward generally remain open for examination for federal and state tax purposes. To the extent utilized in future years’ tax returns, net operating loss carryforwards at December 31, 2017 and 2018 will remain subject to examination until the respective tax year is closed.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2018 and 2019

The Company has an effective tax rate of 19.0% and (0.6%) for the three months ended March 31, 2018 and 2019 (unaudited), respectively. The Company has incurred U.S. operating losses and has minimal profits in its foreign jurisdictions.

The Company has evaluated the available evidence supporting the realization of its deferred tax assets, including the amount and timing of future taxable income, and has determined that it is more likely than not that its net deferred tax assets will not be realized in the U.S. Due to uncertainties surrounding the realization of the deferred tax assets, the Company maintains a full valuation allowance against substantially all of its net deferred tax assets. When the Company determines that it will be able to realize some portion or all of its deferred tax assets, an adjustment to its valuation allowance on its deferred tax assets would have the effect of increasing net income in the period such determination is made.

The Company has applied ASC 740, Income Taxes, and has determined that it has uncertain positions that would result in a tax reserve in the amount of $0.1 million for the three months ended March 31, 2018 and 2019 (unaudited). The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company is subject to U.S. federal tax authority, U.S. state tax authority and foreign tax authority examinations.

12. Net (Loss) Income Per Share

Basic and diluted net income (loss) per common share is presented in conformity with the two-class method required for participating securities. Prior to the conversion of the preferred stock upon the IPO, holders of Series Seed, Series A, Series B, Series C and Series D convertible preferred stock are each entitled to receive non-cumulative dividends at a rate of $0.01035 per share, $0.02259 per share, $0.0574 per share, $0.1591 per share and $0.4128 per share, respectively, payable prior and in preference to any dividends on any shares of the Company’s common stock. During the periods when we are in a net loss position, the net loss attributable to common stockholders was not allocated to the convertible preferred stock and unvested common stock under the two-class method as these securities do not have a contractual obligation to share in the Company’s losses.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the calculation of basic and diluted net (loss) income per share (in thousands, except per share data):

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Basic net (loss) income per share:
Numerator:
Allocation of net (loss) income	$(2,570)	$(10,762)	$345	$(9,491)
Less: net income allocated to preferred stockholders	—	—	(345)	—

Allocation of net (loss) income attributable to common stockholders	$(2,570)	$(10,762)	$—	$(9,491)

Denominator:
Weighted-average common shares outstanding	20,440	23,650	21,241	25,687

Basic net (loss) income per share	$(0.13)	$(0.46)	$0.00	$(0.37)

Diluted net (loss) income per share:
Numerator:
Allocation of net (loss) income for basic computation	$(2,570)	$(10,762)	$345	$(9,491)
Less: net income allocated to preferred stockholders	—	—	(345)	—

Allocation of net (loss) income attributable to common stockholders	$(2,570)	$(10,762)	$—	$(9,491)

Denominator:
Number of shares used in basic calculation	20,440	23,650	21,241	25,687
Weighted-average effect of dilutive securities
Employee stock options	—	—	3,570	—

Number of shares used in diluted calculation	20,440	23,650	24,811	25,687

Basic net (loss) income per share	$(0.13)	$(0.46)	$0.00	$(0.37)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Convertible Preferred Stock	59,938	59,938	59,938	59,938
Shares subject to outstanding stock options	14,959	12,955	8,755	12,224
Unvested early exercised stock options	88	699	357	726

Total	74,985	73,592	69,050	72,888

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Pro Forma Net Loss Per Share

Immediately prior to the completion of the IPO, all outstanding shares of convertible preferred stock will convert into              shares of common stock, based on the shares of the convertible preferred stock outstanding as of December 31, 2018. Unaudited pro forma net loss per share for the fiscal year ended December 31, 2018 and three months ended March 31, 2019 has been computed to give effect to the automatic conversion of the convertible preferred stock (using the as converted method).

The following table presents the calculation of pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31, 2018	Three Months Ended March 31, 2019
Net loss and pro forma net loss
Shares:
Weighted-average shares used in computing basic net loss per share
Pro forma adjustment to reflect conversion of convertible Preferred Stock

Weighted average shares used in computing pro forma net loss per share

Pro forma basic and diluted net loss per share

13. Subsequent Events

For its consolidated financial statements as of December 31, 2018 and interim financial statements as of March 31, 2019, the Company evaluated subsequent events through June 13, 2019, the date on which the consolidated financial statements were issued, for events requiring recording or disclosure in the consolidated financial statements for the year ended December 31, 2018 and March 31, 2019 (unaudited). The Company has identified the following subsequent events:

In April 2019, the Company entered into a hosting agreement, effective May 2019, for a total purchase commitment of $225.0 million payable over the next three years.

On April 22, 2019, the Company completed an offer to certain stockholders to sell shares to certain new and existing investors totaling $228.7 million. Approximately 5 million common shares were sold at a price of $47.75 per share. The funds for this transaction settled on May 8, 2019.

14. Subsequent Events (Unaudited)

Subsequent to June 13, 2019, the date on which the consolidated interim financial statements were originally issued, the Company evaluated subsequent events through July 30, 2019.

In June 2019, the Company granted stock options to purchase up to 201,100 shares of common stock with an exercise price of $23.87 per share. In addition, in July 2019, the Company granted stock options to purchase up to 1,494,900 shares of common stock with an exercise price of $32.22 per share.

DATADOG, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July 2019, the Board of Directors approved an increase of 2 million shares of common stock under the Plan.

In July 2019, the Board of Directors approved the Equity Incentive Plan (the “2019 Plan”) and an Employee Stock Purchase Plan (the “2019 ESPP”) each of which will become effective in connection with the IPO, subject to approval by the stockholders. The maximum amount of shares that may be issued under The 2019 Plan and 2019 ESPP are approximately 9% and 2%, respectively, of the fully diluted shares of the Company immediately following the IPO.

******

Monitoring and analytics for dev, ops, and business in the cloud age

DATADOG

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Datadog,” the “company,” “we,” “our,” “us” or similar terms refer to Datadog, Inc. and its subsidiaries.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Datadog, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Datadog, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Datadog, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2016:

(1)	Issuances of Options to Purchase Common Stock—From January 1, 2016 through the date of this registration statement, we granted under our 2012 Plan options to purchase an aggregate of 12,035,665 shares of our common stock to a total of 1,471 employees, consultants and directors, having exercise prices ranging from $2.3875 to $23.87 per share. 2,975,835 of the options granted under the 2012 Plan have been exercised.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1†	Seventh Amended and Restated Certificate of Incorporation of Datadog, Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Datadog, Inc., to be in effect on the completion of the offering.

3.3†	Amended and Restated Bylaws of Datadog, Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Datadog, Inc., to be in effect on the completion of the offering.

4.1*	Form of Class A Common Stock Certificate.

5.1*	Opinion of Cooley LLP.

10.1	Fourth Amended and Restated Investor Rights Agreement, dated December 28, 2015.

10.2+†	Datadog, Inc. 2012 Equity Incentive Plan, and terms of agreements thereunder.

10.3+*	Datadog, Inc. 2019 Equity Incentive Plan, and terms of agreements thereunder.

10.4+*	Datadog, Inc. 2019 Employee Stock Purchase Plan.

10.5+*	Form of Indemnity Agreement entered into by and between Datadog, Inc. and each director and executive officer.

10.6+*	Employment Agreement, by and between Datadog, Inc. and Olivier Pomel, dated , 2019.

10.7+*	Employment Agreement, by and between Datadog, Inc. and David Obstler, dated , 2019.

10.8+*	Employment Agreement, by and between Datadog, Inc. and Laszlo Kopits, dated , 2019.

10.9	Agreement of Sub-Sub-Sublease, by and between Datadog, Inc. and Ideeli Inc., dated April 14, 2016.

10.10	Agreement of Sub-Sublease, by and between Datadog, Inc. and BT Americas Inc., dated September 18, 2017.

10.11	Sublease, by and between Datadog, Inc. and Covington & Burling LLP, dated July 19, 2018.

21.1†	List of Subsidiaries of Datadog, Inc.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on page II-5).

*	To be submitted by amendment.
†	Previously submitted.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on                 , 2019.

DATADOG, INC.

By:
Name:	Olivier Pomel
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Olivier Pomel and Alexis Lê-Quôc, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Olivier Pomel	Chief Executive Officer and Director (Principal Executive Officer)	, 2019

David Obstler	Chief Financial Officer (Principal Accounting Officer)	, 2019

Alexis Lê-Quôc	President, Chief Technology Officer and Director	, 2019

Michael Callahan	Director	, 2019

Dev Ittycheria	Director	, 2019

Julie Richardson	Director	, 2019

Signature	Title	Date

Shardul Shah	Director	, 2019

Kirill Sheynkman	Director	, 2019